Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

to be held July 9, 2009

and

NOTICE OF PETITION TO

THE COURT OF QUEEN’S BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD.

AND ADVANTAGE UNITHOLDERS

June 5, 2009

These materials are important and require your immediate attention. They require Unitholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Units, please contact Computershare Trust Company of Canada at 1-888-838-1411.

The deadline for the receipt of proxies for the Meeting is 4:30 p.m. (Calgary time) on Tuesday, July 7, 2009.

ENCLOSURES

Form of Proxy

Letter of Transmittal

Return Envelope

June 5, 2009

Dear Unitholders:

The Meeting

You are invited to attend an annual general and special meeting of holders (“Unitholders”) of trust units (“Trust Units”) (the “Meeting”) of Advantage Energy Income Fund (“Advantage” or the “Trust”) to be held in the Wildrose North Room at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, at 9:00 a.m. (Calgary time) on July 9, 2009.

Meeting Matters

At the Meeting, you will be asked to consider and vote upon:

(a)	a proposed conversion of the Trust to a growth oriented corporate structure, pursuant to a plan of arrangement (the “Arrangement”) involving the Trust and Advantage Oil & Gas Ltd. (“AOG”);

(b)	the adoption of a new restricted share/unit performance incentive plan;

(c)	the adoption of a new shareholder/unitholder rights plan; and

(d)	annual meeting business of the Trust, including the re-appointment of the trustee of the Trust, election of directors of AOG, and the appointment of auditors,

all as more particularly described in the accompanying information circular and proxy statement (the “Information Circular”) of the Trust. If you cannot attend the Meeting, please complete the enclosed form of proxy and submit it as soon as possible.

The Arrangement and its Effect on Unitholders, Debentureholders and Distributions

The Arrangement will result in the reorganization of Advantage’s trust structure into a growth oriented corporate structure. Pursuant to the Arrangement, Unitholders will receive, for each Trust Unit held, one common share (“Common Share” or “AOG Share”) of AOG, as of the effective date of the Arrangement (the “Effective Date”). The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to, any officers, directors or employees of Advantage who continue to be employed by AOG.

Under the Arrangement, AOG will assume all obligations of Advantage under the debenture indentures and supplemental indentures, as applicable, governing the terms and conditions of Advantage’s convertible unsecured subordinated debentures outstanding at the Effective Date, specifically the 8.0% convertible unsecured subordinated debentures due December 31, 2011; 7.75% convertible unsecured subordinated debentures due December 1, 2011; 7.50% convertible unsecured subordinated debentures due October 1, 2009; and 6.50% convertible unsecured subordinated debentures due June 30, 2010 (collectively, the “Debentures”), such that the Debentures will be valid and binding obligations of AOG. Following the completion of the Arrangement, holders of Debentures who subsequently wish to convert their Debentures will be entitled to receive Common Shares on the same conversion basis as Trust Units were previously issuable on conversion thereof, subject to adjustment in certain events as provided in the debenture indentures and supplemental indentures, as applicable governing the Debentures.

Upon completion of the Arrangement, the Common Shares and Debentures (assumed by AOG) will be listed for trading on the Toronto Stock Exchange (the “TSX”) and the Common Shares will be listed for trading on the New York Stock Exchange (the “NYSE”), subject to AOG satisfying certain conditions for listing of the TSX and NYSE.

i

Advantage has discontinued cash distributions to Unitholders and AOG does not anticipate paying dividends in the immediate future and will instead, direct cash flow to capital expenditures and debt repayment.

AOG

If approved, the Arrangement will result in AOG carrying on the business presently carried out by it on behalf of the Trust. Following the completion of the Arrangement, the board of directors and senior management of AOG will be comprised of all of the current members of the board of directors, with the exception of Messrs. Bourgeois and Tourigny, and all of the senior management of AOG.

Benefits of the Arrangement

Strategically, management believes that the Arrangement will enable AOG to pursue a business plan that is focused on the development and growth of the Trust’s Montney natural gas resource property at Glacier, Alberta where Advantage has demonstrated success in adding significant low cost natural gas reserves. In addition, the Arrangement removes uncertainty surrounding Advantage’s plans in the face of the impending change in the Canadian tax treatment of income funds and royalty trusts.

Approval of the Arrangement

The resolution approving the Arrangement (the “Arrangement Resolution”) must be approved by not less than two thirds of the votes cast by the Unitholders, either in person or by proxy at the Meeting. The Arrangement is also subject to the approval of the Court of Queen’s Bench of Alberta and all necessary regulatory approvals.

Fairness and Recommendation of the Board

RBC Dominion Securities Inc. (“RBC Capital Markets”) has provided the board of directors of AOG with an opinion that the consideration to be received by the Unitholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders. The Board of Directors, based upon its own investigations, including its consideration of the fairness opinion of RBC Capital Markets, unanimously determined at a meeting of the Board of Directors that the Arrangement is fair to Unitholders, is in the best interests of the Trust and the Unitholders, and recommends that Unitholders vote in favour of the Arrangement Resolution. The officers and directors of AOG and their associates, who own in the aggregate approximately 1.3% of the outstanding Trust Units, have indicated that they intend to vote such securities in favour of the Arrangement.

The Information Circular

The accompanying Information Circular contains a detailed description of the Arrangement as well as detailed information regarding AOG. Please give this material your careful consideration and, if you require assistance, consult your financial, legal or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the enclosed form of proxy prior to 4:30 p.m. (Calgary time) on Tuesday, July 7, 2009 in order to ensure your representation at the Meeting. You should also complete and submit the letter of transmittal, which is also enclosed, together with the certificate(s) representing your Trust Units to receive your Common Shares as soon as possible following the Effective Date. Non-registered holders of Trust Units should contact their nominee (i.e., broker, trust company, bank or registered holder) which holds their Trust Units on their behalf to arrange for their exchange.

On behalf of the board of directors of AOG, I would like to express our gratitude for the support our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We look forward to seeing you at the Meeting.

Yours very truly,

(signed) “Andy Mah”
Andy Mah, Chief Executive Officer
Advantage Oil & Gas Ltd., the administrator of Advantage Energy Income Fund

ADVANTAGE ENERGY INCOME FUND

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

to be held July 9, 2009

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated June 5, 2009, an annual general and special meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) of Advantage Energy Income Fund (“Advantage” or the “Trust”) will be held in the Wildrose North Room at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta on July 9, 2009, at 9:00 a.m. (Calgary time) for the following purposes:

(a)	to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “C” to the accompanying information circular and proxy statement of Advantage dated June 5, 2009 (the “Information Circular”), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular;

(b)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new restricted share/unit performance incentive plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix “H” to the Information Circular;

(c)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new shareholder/unitholder rights plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix “I” to the Information Circular;

(d)	to receive and consider the consolidated comparative financial statements of the Trust for the year ended December 31, 2008, together with the auditors’ report thereon;

(e)	to re-appoint Computershare Trust Company of Canada as trustee of the Trust;

(f)	to fix the number of directors of AOG to be elected at the Meeting at nine (9) members;

(g)	to elect directors of AOG;

(h)	to appoint auditors of the Trust and to authorize the directors to fix their remuneration as such; and

(i)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The record date (the “Record Date”) for determination of Unitholders entitled to receive notice of and to vote at the Meeting is May 26, 2009.

Only Unitholders whose names have been entered in the register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Trust Units who acquire Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting.

Each Trust Unit outstanding on the Record Date is entitled to one vote at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 4:30 p.m. (Calgary time) on Tuesday, July 7, 2009 or the second last business day immediately preceding any adjournment of the Meeting.

A proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. Holders of Trust Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of Trust Units have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Trust Units in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order. A Unitholder’s right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices “J” and “B”, respectively, to the Information Circular. A dissenting Unitholder must send to Advantage, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. on the last business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Trust Units are entitled to dissent. Accordingly, a beneficial owner of Trust Units desiring to exercise the right to dissent must make arrangements for the Trust Units beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Advantage or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 5th day of June, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF ADVANTAGE OIL & GAS LTD.

(signed) “Andy Mah”
Andy Mah, Chief Executive Officer
Advantage Oil & Gas Ltd., the administrator of Advantage Energy Income Fund

v

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS

CORPORATIONS ACT, R.S.A. 2000, C. B 9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING, INTER ALIA, ADVANTAGE ENERGY INCOME FUND,

ADVANTAGE OIL & GAS LTD. AND UNITHOLDERS OF

ADVANTAGE ENERGY INCOME FUND

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Advantage Energy Income Fund (“Advantage” or the “Trust”) and Advantage Oil & Gas Ltd. (“AOG”) (Advantage and AOG are together, the “Advantage Entities”), with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B 9, as amended (the “ABCA”), involving the Advantage Entities and the holders (“Unitholders”) of trust units of the Trust, which Arrangement is described in greater detail in the Information Circular and Proxy Statement of the Trust dated June 5, 2009, accompanying this Notice of Petition. At the hearing of the Petition, the Advantage Entities intend to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)	an order declaring that the registered Unitholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated June 5, 2009;

(d)	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date, as defined in the Arrangement; and

(e)	such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the federal securities laws of the United States of America afforded by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, with respect to the securities to be issued to Unitholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, 601 – 5th Street S.W., Calgary, Alberta, on the 9th day of July, 2009 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, and serve upon Advantage on or before noon (Calgary time) on July 2, 2009, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on Advantage is to be effected by delivery to the solicitors for Advantage at their address set out below. If any Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Advantage Entities and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Unitholders for the purpose of such Unitholders voting upon a resolution to approve the Arrangement and has directed that registered Unitholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder, or any other interested party requesting the same by the under mentioned solicitors for Advantage upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP

1400, 350 – 7th Avenue S.W.

Calgary, Alberta T2P 3N9

Attention: Daniel J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 5th day of June, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF ADVANTAGE OIL & GAS LTD.

(signed) “Andy Mah”
Andy Mah, Chief Executive Officer
Advantage Oil & Gas Ltd., the administrator of Advantage Energy Income Fund

INTRODUCTION

Unless the context indicates otherwise, capitalized terms which are used in this Information Circular and not otherwise defined in this Information Circular have the meanings given to such terms in the Arrangement Agreement and Plan of Arrangement which are attached as Appendix “A” and Exhibit “A” to Appendix “A” to this Information Circular, respectively.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of AOG for use at the Meeting. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit “A” to the Arrangement Agreement, which agreement is attached as Appendix “A” to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

Information contained in this Information Circular is given as of June 5, 2009, unless otherwise specifically stated.

Information Concerning AOG

See Appendix “E” – “Information Concerning AOG” for information concerning AOG.

Information Concerning Executive Compensation

See Appendix “F” – “Advantage Statement of Executive Compensation”.

Information Concerning Corporate Governance

See Appendix “G” – “Advantage Corporate Governance Disclosure”.

Risk Factors

CERTAIN RISK FACTORS RELATING TO ADVANTAGE ARE CONTAINED IN THE AIF (AS DEFINED HEREIN) AND ADVANTAGE’S OTHER PUBLIC FILINGS. UNITHOLDERS SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AND CONSIDER ALL OTHER INFORMATION CONTAINED HEREIN BEFORE MAKING AN INVESTMENT DECISION. IN ADDITION, FOR RISK FACTORS SPECIFIC TO AOG AND THE ARRANGEMENT, SEE APPENDIX “E” – “INFORMATION CONCERNING AOG – RISK FACTORS”.

Forward-looking Statements

Certain statements contained in this Information Circular, and in certain documents incorporated by reference into this Information Circular, constitute forward-looking statements. These statements relate to future events or Advantage’s or AOG’s future performance, including, without limitation, the completion of the Arrangement. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “predict” and “potential” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular or as of the date specified in the documents incorporated by reference into this Information Circular, as the case may be. The forward-looking statements included in this Information Circular and in certain documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither Advantage nor AOG undertakes any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities laws. See “You Should Not Rely on Forward-Looking Statements Because They are Inherently Uncertain” in the AIF for further information with respect to forward-looking statements.

Non-GAAP Measures

This Information Circular and certain documents incorporated by reference herein make reference to certain financial measures that are not recognized by GAAP to assist in assessing Advantage and AOG’s financial performance. Non-GAAP financial measures do not have standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance of Advantage, at Suite 700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Telephone (403) 718-8000, and are also available electronically at www.sedar.com.

The following documents, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)	the annual information form of the Trust for the year ended December 31, 2008 (the “AIF”);

(b)	the audited annual comparative consolidated financial statements of Advantage as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the financial condition and results of operations of Advantage for the year ended December 31, 2008;

(d)	the unaudited interim comparative consolidated financial statements of Advantage as at and for the three month period ended March 31, 2009 and 2008; and

(e)	management’s discussion and analysis of the financial condition and results of operations of Advantage for the three month period ended March 31, 2009.

Any documents of the type described in Section 11.1(1) of Form 44-101F1 – Short Form Prospectus, if filed by Advantage with the securities commissions or similar authorities in the provinces of Canada after the date of this Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Information For United States Unitholders

None of the securities to be issued to Unitholders in exchange for their securities under the Arrangement have been or will be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities are being issued to Unitholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and, unless otherwise indicated, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the operations of Advantage and AOG contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The historical financial statements of Advantage and AOG and other parties included in or incorporated by reference in this Information Circular have been presented in Canadian dollars and were prepared in accordance with Canadian GAAP and are subject to Canadian auditing standards, which differ from United States GAAP and auditing standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

Data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC currently permits U.S. oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Additionally, the SEC prohibits disclosure of oil and gas resources, whereas Canadian issuers may disclose oil and gas resources. Resources are different than, and should not be construed as, reserves. As a consequence, the production volumes and reserve and resource estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of U.S. oil and gas companies subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Advantage and AOG are organized under the laws of the Province of Alberta, that their respective officers and directors and trustee, respectively, are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Advantage and AOG and such other Persons are, or will be, located outside the United States.

The U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who are “affiliates” of AOG after the Arrangement. See “The Arrangement – Securities Law Matters – United States” in this Information Circular.

See “Certain United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

THE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

Advantage has been engaged in the business of acquiring, developing and exploiting crude oil and natural gas properties and producing crude oil and natural gas in western Canada through AOG, its wholly-owned subsidiary, since it was formed in May 2001. The assets of the Trust (with the exception of its Glacier, Alberta property) are characterized as mature assets with a large inventory of drilling opportunities that provide stable and predictable production. Advantage has been successful in completing a number of acquisitions during its history. Such transactions have been necessary to effect its business plan, which is to acquire high quality, undervalued, long reserve life properties, often times with unrealized development potential, which provide stable production. In order to effect this business plan, Advantage, like other income funds and royalty trusts, requires capital and, until October 31, 2006, Advantage had reasonable access to such capital when required.

On October 31, 2006, the Canadian Minister of Finance (the “Minister”) announced the Canadian federal government’s plan to change the tax treatment of income trusts, including oil and gas income funds and royalty trusts. The government’s proposal (the “SIFT Tax”) was to tax certain publicly traded mutual fund trusts (like Advantage) on their non-portfolio income at rates of tax comparable to the combined federal and provincial corporate tax rate and treat distributions of such income as dividends to Unitholders. The Minister announced that existing trusts would have a four-year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then. These proposals had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for securities of income trusts (including Advantage), royalty trusts and numerous other Canadian securities.

Commencing in May 2007, management reported its belief to the Board of Directors that, among other things: (i) access to new equity and debt through the capital markets for Canadian income trusts had declined significantly; (ii) due to the erosion in the trading price of the Trust Units, acquisition opportunities had become limited; (iii) the decline in Trust Unit prices and concurrent increase in yields substantially increased the cost of new equity and debt capital; and (iv) there were various alternative structures that the Trust could consider.

As a result of the proposals to implement the SIFT Tax and the passing of the proposals into law in June 2007 the Board of Directors and management continued to review the Trust’s strategic objectives and options available to it in an effort to ensure that the Trust’s capital structure is efficient and that unitholder value is being maximized.

Through the course of 2007, 2008 and early 2009, management continued to carry out and report to the Board of Directors more detailed analyses regarding the strategic and structural alternatives available to Advantage as a result of the SIFT Tax as well as the current market environment in order to enable Advantage to achieve its strategic goals and objectives.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts (as defined in the Tax Act) such as the Trust into corporations without any undue tax consequences. These proposals were passed into law on March 12, 2009.

During the first quarter of 2009, management of Advantage continued to evaluate its internal growth opportunities and developed its business plan and strategy. The Board of Directors was updated regularly as to the status of management’s evaluations.

On March 4, 2009, management presented to the Board of Directors certain potential strategic options which included a preliminary business plan and strategy. A further meeting of the Board of Directors was held on March 17, 2009, which included presentations by management, the Board of Directors’ financial advisors and legal counsel regarding Advantage’s capital structure and strategic and structuring alternatives.

The Board of Directors resolved to proceed with the Arrangement on March 17, 2009 following a thorough analysis of material information and relevant considerations including, but not limited to, growth opportunities and related capital requirements, the changing credit environment, capital markets, changes to its cash distribution business model and economic conditions. As part of this review, the Board of Directors and management examined a variety of structural alternatives or transactions and unanimously determined to convert to a corporate structure.

The Trust announced the proposed Arrangement on March 18, 2009.

On June 3, 2009, the Arrangement Agreement was entered into.

On June 3, 2009, the Trust’s financial advisors provided the formal fairness opinion rendered effective as of June 3, 2009 and the Board of Directors at a meeting of the Board of Directors unanimously approved the contents of this Information Circular and the sending of it to the Unitholders.

Reasons for the Arrangement

The Board of Directors and management believe that the proposed corporate structure enables Advantage to pursue a growth oriented strategic plan and long-term value creation for the benefit of Unitholders. Given the diminished value of the income fund structure, management and the Board of Directors believe that the best opportunity for creating value is to reinvest the funds from operations into internally generated opportunities with a specific focus on AOG’s Montney natural gas resource play at Glacier, Alberta. By converting to a growth oriented corporation, management and the Board of Directors believe that AOG will be in a better position to aggressively pursue these identified internal growth opportunities. Management and the Board of Directors believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public growth oriented corporation would:

•	position Advantage to pursue the significant development potential at Glacier, Alberta and to continue development of its conventional assets;

•	remove the uncertainty that exists in the income trust marketplace today;

•	permit Advantage’s financial and operational performance to be more appropriately valued relative to its corporate peers;

•	enable more of its cash flow to be directed towards attractive internal opportunities for growth and expansion with a view to capital appreciation while prudently managing its balance sheet;

•	attract new investors and provide a more liquid market for the Common Shares; and

•	permit Advantage to capitalize on future external opportunities that may materialize.

Recommendation of the Board of Directors

The Board of Directors unanimously determined at a meeting of the Board of Directors that the Arrangement is fair to Unitholders and is in the best interests of Advantage and Unitholders, and recommends that Unitholders vote in favour of the Arrangement Resolution.

The directors and officers of AOG and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1.8 million Units, representing approximately 1.3% of the outstanding Units. Each of the members of the Board of Directors and each of the officers of AOG who own Units have indicated they intend to vote all of their Units in favour of the Arrangement Resolution.

THE ARRANGEMENT

Effect of the Arrangement

General

If approved, the Arrangement will result in the reorganization of Advantage’s trust structure into a growth oriented corporation, AOG. AOG will continue to carry on the business it presently carries out by it on behalf of the Trust. Following the completion of the Arrangement, the senior management of AOG will be substantially the same as Advantage.

It is anticipated that the Board of Directors of AOG will be comprised of all of the current members of the Board of Directors, with the exception of Messrs. Bourgeois and Tourigny who have chosen not to stand for re-election.

See “Appendix “E” – Information Concerning AOG”.

Effect on Holders of Units and on Distributions

Pursuant to the Arrangement, Unitholders will receive, for each Trust Unit held on the Effective Date, one Common Share.

Advantage has discontinued cash distributions to Unitholders and AOG does not anticipate paying dividends in the immediate future and will instead direct cash flow to capital expenditures and debt repayment.

See “Appendix “E” – Information Concerning AOG – Dividends”

Effect on Holders of Debentures

Advantage has (i) $29,839,000 principal amount of 8.75% Debentures outstanding, (ii) $15,528,000 principal amount of 8.00% Debentures outstanding, (iii) $46,766,000 principal amount of 7.75% Debentures outstanding, (iv) $52,268,000 principal amount of 7.50% Debentures outstanding and (v) $69,927,000 principal amount of 6.50% Debentures outstanding. The 8.75% Debentures, 8.00% Debentures, 7.75% Debentures, 7.50% Debentures and 6.50% Debentures are convertible into Trust Units at the option of the Debentureholders at any time prior to the close of business on the earlier of maturity of the Debentures and the Business Day immediately preceding the date specified by Advantage for redemption of the Debentures, at a conversion price of $34.67, $20.33, $21.00, $20.25 and $24.96 per Trust Unit, respectively. The 8.75% Debentures mature on June 30, 2009 which precedes the Effective Date. As such, the principal amount of any outstanding 8.75% Debentures will be paid out in cash on the June 30, 2009 maturity date. The transactions contemplated by the Arrangement will not result in a “Change of Control” as defined in the Debenture Indenture. In connection with the Arrangement, and pursuant to the successor provisions contained in the Debenture Indenture, AOG will assume all of the covenants and obligations of Advantage under the Debenture Indenture in respect of the Debentures outstanding at the Effective Date. Provided the Arrangement is completed, Debentureholders will thereafter be entitled to receive Common Shares, rather than Trust Units, on the basis of one Common Share in lieu of each Trust Unit which they were previously entitled to receive, on conversion. All other terms and conditions of the Debenture Indenture will continue to apply. As a result, following completion of the Arrangement, Debentureholders who subsequently wish to convert their 8.00% Debentures, 7.75% Debentures, 7.50% Debentures and 6.50% Debentures will be entitled to receive, respectively, approximately 49, 47, 49 and 40 Common Shares for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the Debenture Indenture. Debentureholders may convert their Debentures into Trust Units pursuant to the terms of the Debenture Indenture prior to the Effective Date and participate in the Arrangement in the same manner as Unitholders. The Debentures are currently listed and posted for trading on the TSX. The TSX has conditionally approved the listing of the Debentures to be assumed by AOG pursuant to the Arrangement and has also conditionally approved the additional listing of the Common Shares to be reserved for issuance on conversion, redemption or maturity of the Debentures, subject in each case to AOG fulfilling the requirements of such exchange. Advantage has applied to list the Common Shares issuable upon conversion of the Debentures to be assumed by AOG on the NYSE.

Effect on Holders of Restricted Units

As at June 5, 2009, Advantage has an aggregate of 420,082 Restricted Units outstanding under its Restricted Unit Incentive Plan (the “RU Plan”). Pursuant to the Arrangement, all outstanding Restricted Units will be converted to Restricted Shares such that the holders of Restricted Units will have the right to receive, upon vesting, Common Shares instead of Trust Units. In connection with the Arrangement and the adoption of the RSPIP, the RU Plan will be terminated and no further grants of Restricted Units will be made under the RU Plan.

Unitholders will be asked to approve the adoption of the RSPIP. For a summary of the RSPIP see “Other Matters to be Considered at the Meeting – Approval of the Restricted Share/Unit Performance Incentive Plan”. A copy of the AOG Restricted Share Performance Incentive Plan is set out in Appendix “H” to this Information Circular.

See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Certain Canadian Federal Income Tax Considerations”, “The Arrangement – Certain United States Federal Income Tax Considerations” and “The Arrangement – Procedure for Exchange of Securities”.

Details of the Arrangement

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, each of the events set out in section 3.1 of the Plan of Arrangement, which is attached as Exhibit “A” to Appendix “A” of this Information Circular, shall be deemed to occur in such order without any further act or formality, except as otherwise provided in the Plan of Arrangement.

Post-Arrangement Structure

The following diagram illustrates the organizational structure of AOG immediately following the completion of the Arrangement.

Upon the completion of the Arrangement, an aggregate of approximately 145.2 million Common Shares will be issued and outstanding, assuming that: (i) no Dissent Rights are exercised; and (ii) no Debentures are converted into Trust Units prior to the Effective Time.

See “The Arrangement – Effect of the Arrangement”, “Other Matters to be Considered at the Meeting” and “Appendix “E”—Information Concerning AOG”.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants of the Advantage Entities and various mutual conditions precedent.

The Arrangement Agreement is attached as Appendix “A” to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Unitholders voting at the Meeting;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Unitholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Unitholders, either in person or by proxy.

Court Approvals

Interim Order

On June 5, 2009, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix “B” to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Unitholders at the Meeting in the manner required by the Interim Order, Advantage will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for July 9, 2009 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 601 – 5th Street S.W., Calgary, Alberta. At the hearing, any Unitholder, and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Advantage a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on July 2, 2009. Service of such notice shall be effected by service upon the solicitors for Advantage: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C.

The securities to be issued to Unitholders pursuant to the Arrangement will not be registered under the U.S. Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities to be issued to Unitholders pursuant to the Arrangement will not require registration under the U.S. Securities Act.

Advantage has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Advantage may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of the Advantage Entities to complete the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of a number of mutual conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions. See Section 4.1 of the Arrangement Agreement, which is attached as Appendix “A” to this Information Circular, for the full text of the specific conditions.

Upon the conditions being fulfilled or waived, the Advantage Entities intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Unitholders authorizes the Board of Directors, without further notice to or approval of such Unitholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The full text of the Arrangement Resolution is attached as Appendix “C” to this Information Circular.

Fairness Opinion

The Board of Directors retained RBC Capital Markets to address the fairness, from a financial point of view, of the consideration to be received by Unitholders pursuant to the Arrangement. In connection with this mandate, RBC Capital Markets has provided the Board of Directors with the Fairness Opinion. The Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of RBC Capital Markets, as of June 3, 2009, the consideration to be received by Unitholders pursuant to the Arrangement is fair, from a financial point of view, to Unitholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “Appendix “D” – Fairness Opinion”.

The Board of Directors concurs with the views of RBC Capital Markets and such views were an important consideration in the Board of Directors’ decision to proceed with the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, the Advantage Entities will apply for the Final Order approving the Arrangement on July 9, 2009. If the Final Order is obtained on July 9, 2009 in form and substance satisfactory to the Advantage Entities, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Advantage expects the Effective Date will be on or about July 9, 2009. It is not possible, however, to state with certainty when the Effective Date will occur as the Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on July 9, 2009.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Procedure for Exchange of Securities

Units

In order to receive their Common Shares on the completion of the Arrangement, each Unitholder must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed, duly executed Letter of Transmittal together with the certificates representing such holder’s Trust Units.

Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Units.

The use of the mail to transmit certificates representing Units and the Letter of Transmittal is at each holder’s risk. Advantage recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Units being deposited or if the certificates representing Common Shares transferred in exchange for the Units are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders maintained by Advantage’s registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution (as such term is defined in the Letter of Transmittal). If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Units deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing Units must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

From and after the Effective Time, certificates formerly representing Units exchanged pursuant to the Plan of Arrangement shall represent only the right to receive Common Shares to which the holders are entitled pursuant to the Arrangement.

Unitholders will not receive Common Shares or any distributions or dividends which may be declared thereon after the Effective Date until they submit the certificates for their Units to the Depositary along with a duly completed Letter of Transmittal. Each certificate formerly representing Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Common Shares or any distributions or dividends which may have been declared thereon.

Debentures

As the Debentures trade in the “book entry” system and no certificates are issued to unregistered holders, no new certificates for Debentures will be issued to beneficial holders following completion of the Arrangement and beneficial holders of Debentures do not need to take any action.

Restricted Units

Holders of Restricted Units are not required to take any further action to receive their Restricted Shares. AOG shall, as soon as practicable following the Effective Date, forward or cause to be forwarded to each holder of Restricted Units an agreement representing the number of Restricted Shares held by such holder following the amendment of such holder’s Restricted Units pursuant to the Arrangement.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Unitholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder’s Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix “B”, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix “J”. A Dissenting Unitholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Unitholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Units held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. Only registered Unitholders may dissent. Persons who are beneficial owners of Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Units. Accordingly, a beneficial owner of Units desiring to exercise Dissent Rights must make arrangements for the Units beneficially owned by that Unitholder to be registered in the name of the Unitholder prior to the time the written objection to the Arrangement Resolution is required to be received by Advantage or, alternatively, make arrangements for the registered holder of such Units to dissent on behalf of the Unitholder. In such case, the written objection, described below, should set forth the number of Units covered by such written objection.

A Dissenting Unitholder must send to Advantage a written objection to the Arrangement Resolution, which written objection must be received by Advantage, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daniel J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the Business Day prior to the Meeting. No Unitholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Units may not exercise the right to dissent in respect of only a portion of such holder’s Units, but may dissent only with respect to all of the Units held by the holder.

An application may be made to the Court by AOG or by a Dissenting Unitholder to fix the fair value of the Dissenting Unitholder’s Units. If such an application to the Court is made by either AOG or a Dissenting Unitholder, AOG must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay such person an amount considered by the board of directors of AOG to be the fair value of the Units held by such Dissenting Unitholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least 10 days before the date on which the application is returnable, if AOG is the applicant, or within 10 days after AOG is served with notice of the application, if a Dissenting Unitholder is the applicant. The offer will be made on the same terms to each Dissenting Unitholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with AOG for the purchase of such holder’s Units in the amount of AOG’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against AOG and in favour of each of those Dissenting Unitholders, and fixing the time within which AOG must pay that amount payable to the Dissenting Unitholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between AOG and the Dissenting Unitholder as to the payment to be made by AOG to the Dissenting Unitholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Unitholder other than the right to be paid the fair value of such Unitholder’s Units in the amount agreed to between AOG and the Unitholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Unitholder may withdraw his dissent, or if the Arrangement has not yet become effective Advantage may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Unitholder will be discontinued.

All Units held by Unitholders who exercise their Dissent Rights will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to AOG at the time set out in the Plan of Arrangement. If such Unitholders ultimately are not entitled to be paid the fair value for the Units, such Units will be deemed to have been transferred to AOG in exchange for Common Shares in accordance with the Plan of Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Units. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Unitholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices J and B, respectively, to this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors and officers of AOG and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1.8 million Units, representing approximately 1.3% of the outstanding Units. Immediately after giving effect to the Arrangement, it is anticipated that the current directors and officers of AOG and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1.8 million Common Shares representing approximately 1.3% of the outstanding Common Shares (assuming no Dissent Rights are exercised and no Debentures are converted prior to the Effective Date).

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to, any officers, directors or employees of Advantage who continue to be employed by AOG.

RBC Capital Markets has been engaged as financial advisor to the Board of Directors in connection with the Arrangement. This advisor has received or will receive fees from Advantage for services rendered.

None of the principal holders of Units or any director or officer of AOG, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Advantage or any of its affiliates, except as disclosed above or elsewhere in this Information Circular or incorporated herein by reference.

Expenses of the Arrangement

The estimated costs to be incurred by Advantage with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $3 million.

Stock Exchange Listings

Advantage has applied to list the Common Shares issuable under the Arrangement and the Common Shares issuable upon conversion of the Debentures to be assumed by AOG on the NYSE. Advantage has also applied to list Common Shares issuable under the Arrangement, Debentures and Common Shares issuable on conversion of Debentures on the TSX. Listing will be subject to AOG fulfilling all of the requirements of the NYSE and TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. The TSX has granted conditional approval for the listing of Common Shares and Debentures issuable pursuant to the Arrangement and Common Shares issuable upon conversion of Debentures. Upon completion of the Arrangement, application will be made to delist the Units and Debentures from the TSX and the listing of the Units on the NYSE will be terminated.

Other Regulatory Approvals

In addition to the approval of Unitholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

Securities Law Matters

Canada

All securities to be issued or transferred under the Arrangement, including, without limitation, Common Shares to be transferred to the Unitholders, will be issued or transferred in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and, following completion of the Arrangement, the Common Shares will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Advantage for approval of the Arrangement. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Advantage, any recent significant decisions which would apply in this instance. Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The securities to be issued under the Arrangement to Unitholders will not be registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued or transferred have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on June 5, 2009 and, subject to the approval of the Arrangement by Unitholders, a hearing on the Arrangement will be held on July 9, 2009 by the Court. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above.

The Common Shares to be held by Unitholders following completion of the Arrangement will be freely tradable in the U.S. under U.S. federal securities laws, except by Persons who are “affiliates” of AOG after the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of Common Shares by such an affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates may immediately resell Common Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S, subject to the requirements thereof. Persons who will be affiliates of AOG after the Arrangement may only resell their Common Shares in the manner contemplated by Rule 144 under the U.S. Securities Act.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with legal advisors to ensure that the resale of their securities complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP on behalf of Advantage. As at June 5, 2009, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units and less than 1% of the outstanding Debentures. Certain matters relating to United States federal income tax considerations have been passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of Advantage. As at June 5, 2009, the partners and associates of Paul, Weiss, Rifkind, Wharton & Garrison LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units and less than 1% of the outstanding Debentures.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel for the Trust, the following is a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a Unitholder in respect of the proposed Arrangement who holds Trust Units as capital property, deals at arm’s length with and is not affiliated with the Trust or AOG, does not use or hold its Trust Units in the course of carrying on a business in which the Unitholder buys or sells securities, and did not acquire the Trust Units in one or more transactions considered to be an adventure or concern in the nature of trade. A Unitholder who is a Canadian resident and might not otherwise be considered to hold its Trust Units as capital property may, in certain circumstances, be entitled to have them, and any other “Canadian security” (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Unitholder contemplating making such an election should first consult its own tax advisor. This summary is not applicable to a Unitholder that is a “financial institution”, a “specified financial institution” or an interest in which would be a “tax shelter investment”, all as defined in the Tax Act.

This summary is based upon the provisions of the Tax Act and regulations thereunder (“Regulations”), the current published administrative policies of the Canada Revenue Agency (the “CRA”) in force as of the date hereof and specific proposals (the “Tax Proposals”) to amend the Tax Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax consequences and except for the Tax Proposals does not take into account, or anticipate any changes in law, whether by legislative, regulatory, or judicial action or decision and does not take into account any provincial, territorial, or foreign tax consequences which may differ significantly from those discussed herein.

This summary is of a general nature only and should not be construed, nor is it intended to be, legal or tax advice, or representations to any particular Unitholder. Accordingly, a Unitholder should consult with its own tax advisor for advice with respect to the tax consequences to it in its particular circumstances.

Unitholders Resident in Canada

This portion of the summary is generally applicable to a Unitholder that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, resident or deemed to be resident in Canada.

Unitholders

Pursuant to the Arrangement, Unitholders (other than Dissenting Unitholders) will receive one Common Share of AOG for each Trust Unit surrendered on the liquidition of the Trust. A Unitholder who surrenders Trust Units and receives Common Shares of AOG will be deemed to have disposed of each such Trust Unit for proceeds of disposition equal to the “cost amount” (as defined in the Tax Act) of such Trust Unit to the Unitholder immediately before the surrender and therefore the surrender of Trust Units will generally not result in a capital gain or loss to the Unitholder. The aggregate of the initial cost of the Common Shares received by a Unitholder will be equal to the aggregate adjusted cost base to such Unitholder of the Trust Units immediately before the surrender.

Dissenting Unitholders

Pursuant to the Arrangement, Trust Units held by Dissenting Unitholders will be deemed to have been transferred to the Trust and such Dissenting Unitholders shall cease to have any rights as Unitholders other than the right to be paid the fair value of their Trust Units. A Dissenting Unitholder will be deemed to have disposed of the holder’s Trust Units for proceeds of disposition equal to the amount payable (except to the extent such amounts represent interest). Such holder will realize a capital gain (or loss) equal to the amount by which such proceeds of disposition net of any reasonable costs of disposition exceed (or are less than) the holder’s cost of the Trust Units. Interest awarded to a Dissenting Unitholder will generally be included in computing the income of such holder in the year in which it is received. Residents of Canada who are considering exercising their rights of dissent are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them.

Taxation of Capital Gains and Losses on Trust Units

To the extent that a Dissenting Unitholder recognizes a capital gain pursuant to the Arrangement as discussed above, generally one half of any capital gain recognized by a Dissenting Unitholder on a disposition or deemed disposition of Trust Units will be included in the holder’s income as a capital gain. Subject to certain specific rules in the Tax Act, one half of any capital loss recognized by such holder on a disposition or deemed disposition of Trust Units may be deducted from any taxable capital gains recognized by the holder in the year of disposition and any undeducted balance may be deducted in any of the three preceding taxation years or carried forward to any subsequent year and applied against net taxable capital gains realized in such years to the extent and under circumstances described in the Tax Act.

A Dissenting Unitholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Eighty percent (80%) of any capital gain (as opposed to one half) will be included in computing the adjusted taxable income of individual Dissenting Unitholders for purposes of determining liability, if any, for minimum tax.

Dividends on Common Shares of AOG

A holder of Common Shares of AOG (“AOG Shareholder”) will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such AOG Shareholder’s Common Shares. In the case of an AOG Shareholder that is an individual (other than certain trusts), such taxable dividends will be subject to the gross up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross up and dividend tax credit regime in accordance with the rules in the Tax Act. In the case of an AOG Shareholder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

The Tax Act also imposes a 33 1/3% refundable tax on dividends received by a corporation that is a “private corporation” or “subject corporation” for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation’s taxable income. This tax will generally be refunded to the corporation at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation. Taxable dividends received by an AOG Shareholder who is an individual (other than certain trusts) may result in such AOG Shareholder being liable for minimum tax under the Tax Act. AOG Shareholders who are individuals should consult their own tax advisors in this regard.

Taxable Capital Gains and Losses on Common Shares of AOG

An AOG Shareholder who disposes of or is deemed to have disposed of a Common Share (except to AOG) will generally be subject to Canadian taxation in respect of a capital gain or capital loss recognized on the disposition of Common Shares on the same basis as described above in respect of capital gains or capital losses realized on Trust Units under the heading “Unitholders Resident in Canada – Taxation of Capital Gains and Losses on Trust Units”.

However, in the case of an AOG Shareholder that is a corporation, the amount of any capital loss from the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received on the Common Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust.

Eligibility for Investment

Provided the Common Shares are listed on a designated stock exchange (which includes the TSX) or AOG continues to qualify as a public corporation, and subject to the provisions of any particular registered plan or account, the Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans, deferred profit sharing plans and tax-free savings accounts. However, the holder of a tax-free savings account that governs a trust which holds Common Shares will be subject to a penalty tax if the holder does not deal at arm’s length with AOG for the purposes of the Tax Act or if the holder has a significant interest (within the meaning of the Tax Act) in AOG or a corporation, partnership or trust with which AOG does not deal at arm’s length for the purposes of the Tax Act.

Non-Resident Unitholders

This portion of the summary applies to a Unitholder who is not a resident of Canada for the purposes of the Tax Act (a “Non-Resident”), does not use or hold, and is not deemed to use or hold Trust Units or Common Shares received upon the Arrangement in carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere.

Unitholders who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Unitholders

A Non-Resident who surrenders a Trust Unit and receives a Common Share pursuant to the Arrangement will generally be subject to Canadian taxation on the same basis as a resident Canadian Unitholder as described above under “Unitholders Resident in Canada – Unitholders”. Where the Trust Units held by a Non-Resident were taxable Canadian property to the Non-Resident, the AOG Shares received upon the Arrangement will be deemed to be taxable Canadian property to the Non-Resident. Trust Units will generally not be considered to be taxable Canadian property to a Non-Resident unless: (i) at any time during the 60 month period immediately preceding the disposition of the Trust Units the Non-Resident, or person with whom the Non-Resident did not deal at arm’s length or any combination thereof, held 25% or more of the issued Trust Units; or (ii) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition. Based on representations of the Administrator as to certain factual matters, the Trust is currently a mutual fund trust for purposes of the Tax Act and is expected to continue to be a mutual fund trust at the time that the Trust Units are surrendered pursuant to the Arrangement.

Dissenting Unitholders

Pursuant to the Arrangement, Trust Units held by a Non-Resident Dissenting Unitholder will be deemed to have been transferred to the Trust and such Non-Resident Dissenting Unitholders shall cease to have any rights as Unitholders other than the right to be paid the fair value of their Trust Units. A deemed transfer of Trust Units pursuant to a right of dissent will not give rise to any capital gains subject to tax under the Tax Act provided that the Trust Units are not “taxable Canadian property” of the holder for purposes of the Tax Act. However, a Non-Resident Dissenting Unitholder may be subject to withholding tax pursuant to Part XIII.2 of the Tax Act on the amount paid in respect of such Non-Resident Dissenting Unitholders Trust Units. A Non-Resident Dissenting Unitholder will not be subject to withholding tax on the payment of any interest. Non-Residents who are considering exercising their rights of dissent are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them.

Dividends on Common Shares of AOG

Dividends on Common Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident AOG Shareholder will generally be subject to Canadian withholding tax of 25% unless such rate is reduced by an applicable tax treaty or convention. For an AOG Shareholder that is a resident of the United States for the purposes of the Canada-US Tax Treaty, and entitled to the benefits of such treaty, this rate is generally reduced to 15%.

Taxable Capital Gains and Losses on Common Shares of AOG

A Non-Resident AOG Shareholder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares unless such shares constitute taxable Canadian property of the Non-Resident and the Non-Resident is not otherwise entitled to an exemption under a tax convention. Generally, Common Shares will not constitute taxable Canadian property of a Non-Resident provided that: (i) the Common Shares are listed on a designated stock exchange (which currently includes the TSX) for the purposes of the Tax Act at the time of disposition; (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of AOG owned by the Non-Resident, by persons with whom the Non-Resident did not deal at arm’s length, or by the Non-Resident together with such persons; and (iii) the Common Shares are not otherwise deemed under the Tax Act to be taxable Canadian property. If the Trust Unit surrendered by the Unitholder was taxable Canadian property of the Unitholder, the Common Share received on the liquidation of the Trust is deemed to be taxable Canadian property of the Unitholder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain United States federal income tax consequences to United States Holders (as defined below) of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, the Income Tax Convention between the United States and Canada (the “Tax Convention”) and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a United States Holder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.

The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States Holder in light of such holder’s particular circumstances and only addresses holders that hold Trust Units (and, following the completion of the Arrangement, holders that will hold Common Shares) as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the United States federal income tax considerations applicable to holders subject to special rules, such as (i) persons that are not United States Holders, (ii) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies, (iii) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, (iv) traders in securities that elect to use a mark-to-market method of accounting, (v) dealers in securities or currencies, (vi) persons that own Trust Units (or, following the completion of the Arrangement, persons that will own Common Shares) as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment, (vii) persons that acquired the Trust Units in connection with the exercise of employee stock options or otherwise as compensation for services, (viii) persons that own directly, indirectly or constructively ten percent or more, by voting power or value, of the outstanding equity interests of the Trust (or, following the completion of the Arrangement, persons that will own directly, indirectly or constructively ten percent or more, by voting power or value, of the outstanding equity interests of AOG), (ix) persons whose “functional currency” is not the United States dollar and (x) United States expatriates. In addition, this discussion does not address any United States federal alternative minimum tax, United States federal estate, gift or other non-income tax; or any state, local or non-United States tax consequences of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement.

As used herein, the term “United States Holder” means a beneficial owner of a Trust Unit (or, following the completion of the Arrangement, a beneficial owner of Common Shares) that is (i) an individual citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation without regard to the source or (iv) a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a pass-through entity, including a partnership or other entity classified as a partnership for United States federal income tax purposes, is a beneficial owner of Trust Units (or, following the completion of the Arrangement, a beneficial owner of Common Shares), the United States federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding Trust Units or Common Shares is urged to consult its own tax advisor.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS you are hereby notified that: (a) any discussion of United States federal tax issues in this document is not intended or written by the Trust to be relied upon and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

Arrangement

The receipt of Common Shares pursuant to the Arrangement by a United States Holder will be a “taxable event” for United States federal income tax purposes, and a United States Holder will recognize gain or loss equal to the difference between (i) the fair market value of the Common Shares received and (ii) such holder’s adjusted tax basis in its Trust Units surrendered therefor. Any gain or loss recognized by a United States Holder upon the receipt of Common Shares pursuant to the Arrangement will generally be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period in its Trust Units exceeds one year as of the date of the completion of the Arrangement. Long-term capital gains of non-corporate taxpayers, including individuals, currently are subject to a maximum federal income tax rate of 15 percent. The deductibility of capital losses is subject to limitations. Gain or loss, if any, recognized by a United States Holder in connection with the Arrangement generally will be treated as having a United States source. For United States federal income tax purposes, a United States Holder’s initial basis in the Common Shares received pursuant to the Arrangement will be equal to the fair market value of such shares on the date of the completion of the Arrangement, and a United States Holder’s holding period with respect to such Common Shares will begin on the day following the completion of the Arrangement.

Ownership and Disposition of Common Shares

Dividends

Subject to the discussion below under “PFIC Status,” the gross amount of any distribution of cash or property (other than in liquidation) made to a United States Holder with respect to Common Shares (inclusive of any Canadian withholding tax with respect thereto) generally will be includible in income by a United States Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of AOG as determined under United States federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation on dividends received from a domestic corporation. A distribution in excess of AOG’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a United States Holder’s adjusted tax basis in its Common Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of Common Shares). To the extent that such distribution exceeds the United States Holder’s adjusted tax basis, the distribution will be treated as capital gain, which will be treated as a long-term capital gain if such United States Holder’s holding period in its Common Shares exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.

If Common Shares are readily tradable on an established United States securities market, within the meaning of the Code (as is expected), or if AOG is eligible for benefits under the Tax Convention, under current laws dividends received by non-corporate United States Holders, including individuals, will be “qualified dividend income” to such United States Holders. If certain holding period and other requirements (including a requirement that AOG is not a PFIC in the year of the dividend or the preceding year) are met, qualified dividend income received from AOG before January 1, 2011 will be subject to a maximum rate of United States federal income tax of 15 percent to a United States Holder that is not a corporation.

Foreign Tax Credits. Any tax withheld by Canadian taxing authorities with respect to distributions on Common Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a United States Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Common Shares will be foreign-source income and will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States Holder. Because of the complexity of those limitations, each United States Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the discussion below under “PFIC Status,” for United States federal income tax purposes, a United States Holder will generally recognize gain or loss on the sale, exchange or other taxable disposition of any of its Common Shares in an amount equal to the difference between (i) the United States dollar value of the amount realized for Common Shares and (ii) the United States Holder’s adjusted tax basis (determined in United States dollars) in Common Shares. Such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2011 of Common Shares held for more than one year are subject to a maximum federal income tax rate of 15 percent. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

PFIC Status

A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “assets test”).

It is not expected that AOG will be a PFIC in 2009 or later years. However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

If AOG were classified as a PFIC for any year during which a United States Holder owns Common Shares (regardless of whether AOG continues to be a PFIC), the United States Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the United States Holder makes an election to be taxed under an alternative regime. In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that currently applies to certain dividends received by United States Holders that are not corporations.

Certain elections may be available to a United States Holder if AOG were classified as a PFIC. AOG will provide United States Holders with information concerning the potential availability of such elections if AOG determines that it is or will become a PFIC.

Other Considerations

The Receipt of Canadian Currency

In the case of a cash-basis United States Holder that receives Canadian currency on the sale, exchange or other taxable disposition of Common Shares, the amount realized will be based on the United States dollar value of the Canadian currency received on the settlement date of the disposition. An accrual-basis United States Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis United States Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such United States Holder may have a foreign currency gain or loss (in addition to any gain or loss realized on the disposition of its Common Shares) for United States federal income tax purposes because of any difference between the United States dollar value of the currency received prevailing on the date of the disposition and the date of payment (i.e. the settlement date). If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have an initial tax basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any United States Holder that receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss. Any foreign currency gain or loss realized will be treated as ordinary income or loss and generally will be United States source income or loss for foreign tax credit purposes. If Canadian currency is converted into United States dollars on the date received by the United States Holder, a cash-basis or electing accrual United States Holder should not recognize any gain or loss on such conversion.

United States Holders are urged to consult their own tax advisors concerning the United States tax consequences of acquiring, holding and disposing of Canadian dollars.

Information Reporting and Backup Withholding

Under some circumstances, a United States Holder may be subject to United States information reporting and backup withholding tax on distributions paid on Common Shares or from the disposition of Common Shares. Information reporting and backup withholding will not apply, however, to a United States Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a United States Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28-percent rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability if the required information is timely furnished to the IRS.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Approval of the Restricted Share/Unit Performance Incentive Plan

At the Meeting, the Unitholders will be asked to consider and, if deemed advisable, approve the adoption of the RSPIP which will authorize the Board to grant Restricted Shares to persons who are employees, officers, directors or consultants of AOG or any affiliates of AOG (“Service Providers”). A copy of the RSPIP is set out in Appendix “H” to this Information Circular.

In the event that the Arrangement is not approved by the Unitholders at the Meeting, the RSPIP will be amended to become a restricted unit performance incentive plan having materially the same terms as those described below and set out in Appendix “H” other than having different terminology in certain instances to account for the difference between a trust and a corporation. The following disclosure assumes the Arrangement is completed and the RSPIP for AOG is implemented.

In the event the RSPIP is not approved by Unitholders at the Meeting, AOG will consider the provision of comparable compensation to its directors, officers and employees in the form of cash or by other appropriate arrangements.

Hugessen Consulting Inc. was retained by the Board in May, 2009 to assist the Board in its review and consideration of the draft RSPIP and to provide and information and advice with respect to the competiveness of the RSPIP. Following review by management of AOG, the Human Resources, Compensation and Corporate Governance Committee, the Board and information and advice received from Hugessen Consulting Inc., the Board approved the RSPIP on June 3, 2009. The Board’s approval of the RSPIP reflects factors and considerations in addition to the information and advice provided by Hugessen.

The principal purposes of the RSPIP are: to retain and attract qualified directors, officers, employees and consultants that AOG and its affiliates require; to promote a proprietary interest in AOG by such directors, officers, employees and consultants and to encourage such persons to remain in the employ of AOG and its affiliates and put forth maximum efforts for the success of the business of AOG; and to focus officers, employees, directors and consultants of AOG and its affiliates on operating and financial performance and Shareholder returns.

Under the terms of the RSPIP, any Service Provider may be granted Restricted Shares. Each Restricted Share will entitle the holder to be issued the number of AOG Shares designated in the Restricted Share Award and such AOG Shares will vest and be issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board. Generally, except in certain circumstances, grants of Restricted Shares will take place on a quarterly basis on or about April 15, July 15, October 15 and January 15 of each year.

A holder of Restricted Shares may elect, subject to the consent of AOG, that AOG pay an amount in cash equal to the aggregate current market value of the AOG Shares to which the Grantee (as defined below) is entitled under his or her Restricted Shares Award in lieu of the issue of AOG Shares under such Restricted Share Award. Absent exceptional circumstances, it is anticipated that AOG will only consent to a cash payment (in lieu of AOG Shares) where the 5% Cap (as defined below) has been reached. The amount payable (as adjusted in accordance with the RSPIP) to the Grantee (as defined below) is based on the closing price of the AOG Shares on the TSX and the NYSE, or such other stock exchange on which the AOG Shares are then listed and posted for trading from time to time (“Exchanges”), on the trading day immediately preceding the issue date of the AOG Shares. If AOG and the Grantee (as defined below) so agree, all or a portion of this amount may be satisfied in whole or in part by AOG Shares acquired by AOG on the Exchanges or from AOG, as an issuance of treasury AOG Shares, or a combination thereof provided that the total number of AOG Shares that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding AOG Shares as at the beginning of the period.

In the event of a change in control of AOG, as defined in the RSPIP, the vesting provisions attaching to the Restricted Shares are accelerated and all unexercised Restricted Shares will be issued immediately prior to the date upon which the change of control is completed.

In recognition of the operational success achieved by the Trust and to enhance retention of Service Providers, the Board shall make a transitional award (the “Transitional Award”) of Restricted Shares to Service Providers in an amount not to exceed $7.25 million divided by the Common Share Market Price (as defined in the RSPIP) on the Effective Date. Any such Transitional Award must be granted (the “Transitional Award Grant Date”) prior to the 90th day following the Effective Date and any Restricted Shares awarded pursuant to the Transitional Award shall vest as to 25% on the Transitional Award Grant Date and a further 25% on each of the first, second and third anniversaries of the Transitional Award Grant Date, as applicable. As a result of the Transitional Award, the Board has determined that, despite the “Change of Business Structure” (as a result of the Arrangement) of the Trust as defined under the Trust’s existing RU Plan, no further awards of Restricted Units will be made under the RU Plan.

Pursuant to the RSPIP, unless otherwise determined by the AOG Board taking into account appropriate factors or unless otherwise provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares or any written employment agreement governing a grantee’s role as a Service Provider, if a grantee of Restricted Shares (a “Grantee”) ceases to be a Service Provider as a result of: termination for cause, effective as of the date notice is given of such termination, all outstanding Restricted Share Award Agreements under which

Restricted Shares have been made to such Grantee, shall be terminated and all rights to receive AOG Shares thereunder shall be forfeited by the Grantee; being terminated other than a termination for cause, all AOG Shares awarded to such Grantee under any outstanding Restricted Shares shall be issued on the cessation date; voluntary resignation (including retirement), all outstanding share award agreements under which Restricted Shares have been made to such Grantee shall be terminated, and all rights to receive AOG Shares thereunder shall be forfeited; death, all AOG Shares awarded to such Grantee under any outstanding share award agreements shall be issued as of the Grantee’s date of death.

Except in the case of death, the right to receive AOG Shares pursuant to Restricted Shares granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the RSPIP, no assignment, sale, transfer, pledge or charge of Restricted Shares, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Shares whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Shares shall terminate and be of no further force or effect.

The RSPIP provides that the maximum number of AOG Shares reserved for issuance from time to time pursuant to Restricted Shares shall not exceed a number of AOG Shares equal to 5% of the issued and outstanding AOG Shares from time to time. No single AOG Service Provider may be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of AOG Shares which is greater than 5% of the issued and outstanding AOG Shares, calculated on an undiluted basis (the “5% Cap”). In addition: (i) the number of AOG Shares issuable to insiders at any time, under all security based compensation arrangements of AOG, shall not exceed 10% of the issued and outstanding AOG Shares; and (ii) the number of AOG Shares issued to insiders, within any one year period, under all security based compensation arrangements of AOG, shall not exceed 10% of the issued and outstanding AOG Shares. The number of AOG Shares issuable pursuant to the RSPIP to all directors of AOG who are not officers or employees of AOG or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding AOG Shares.

Subject to the 5% Cap and a circumstance where there is a Change of Control (as defined in the RSPIP), the RSPIP is also restricted by quarterly maximum grants equal to the lesser of (i) the RS Pool calculated based on the immediately prior Return Period (as defined in the RSPIP) or (ii) 50% of the Base Salaries (as defined in the RSPIP) of all Service Providers participating in the RSPIP, in each case divided by the Common Share Market Price (as defined in the RSPIP) at March 31, June 30, September 30 and December 31, as applicable, of the applicable Return Period. The “RS Pool” is defined in the RSPIP as the Market Capitalization (as defined in the RSPIP) for the Return Period multiplied by the Participation Factor (defined in the RSPIP). Accordingly, the size of the available RS Pool for Restricted Shares in a given Return Period will be a function of the total investment return provided to AOG Shareholders, the total Base Salaries (as defined in the RSPIP) of all Service Providers participating in the RSPIP and AOG’s relative performance against its peer group (as selected by the Board).

Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under the RSPIP as set forth in Sections 6(a) and 7(a) of the RSPIP, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares (“Surplus Restricted Shares”) that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price seven (7) Business Days prior to the date of the Change of Control), the Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price on the Grant Date. For further details in respect of the RSPIP, please see “Appendix H – AOG Restricted Share Performance Incentive Plan”.

The RSPIP may only be amended, modified or terminated with the approvals of the TSX and the AOG shareholders by ordinary resolution at a meeting of the AOG shareholders as may be required pursuant to the policies of the TSX. Notwithstanding any other provision contained in the RSPIP, in the case of a Change of Control or a proposed Change of Control (as such terms are defined in the RSPIP), the RSPIP may not be amended in any manner that diminishes or impairs the rights and entitlements of Service Providers under the RSPIP (including, but not limited to, any Restricted Share Awards or ungranted awards earned or accrued prior to a Change of Control) without the consent of the Service Provider Representatives (as defined in the RSPIP). Approval of the AOG shareholders will not be required for amendments of a “housekeeping” nature (i.e., clerical, typographical or administrative matters). Without limiting the generality of the foregoing, approval of the AOG shareholders will be required, in accordance with the policies of the TSX, in order for AOG to:

(a)	amend the RSPIP to increase the percentage of Common Shares reserved for issuance pursuant to Restricted Shares in excess of the 5% limit currently prescribed;

(b)	amend the amending provision of the RSPIP;

(c)	make any amendment to the RSPIP that permits a Grantee to transfer Restricted Shares to a new beneficial Grantee other than in the case of the death of the Grantee; and

(d)	amend the RSPIP to make any change to the eligible Service Providers under the RSPIP which would have the potential of broadening or increasing insider participation.

Notwithstanding the foregoing, no proposed amendment, modification or termination will alter or impair any previously granted Restricted Shares.

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the AOG Restricted Share Performance Incentive Plan:

“BE IT RESOLVED as an ordinary resolution of Unitholders that the restricted share performance incentive plan of AOG, substantially in the form as set out in Appendix H of the Information Circular and Proxy Statement of Advantage Energy Income Fund dated June 5, 2009, be and the same is hereby approved and authorized.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Unitholders who vote in person or by proxy at the Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the AOG Restricted Share Performance Incentive Plan.

Approval of the Shareholder/Unitholder Rights Plan

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, to approve the adoption of a shareholder rights plan (the “Rights Plan”). If approved the Rights Plan will be implemented on the Effective Date pursuant to the terms of a Shareholder Rights Plan Agreement to be entered into between AOG and Computershare Trust Company of Canada, as rights agent.

In the event that the Arrangement is not approved by the Unitholders at the Meeting, the Rights Plan will be amended to become a unitholders rights plan having materially the same terms as those described below and set out in Appendix “I” other than having different terminology in certain instances to account for the difference between a trust and a corporation. The following disclosure assumes the Arrangement is completed and the Rights Plan for AOG is implemented.

Objectives of the Rights Plan

The fundamental objectives of the Rights Plan are to provide adequate time for AOG’s Directors and shareholders to assess an unsolicited take-over bid for AOG, to provide the Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a “Permitted Bid” (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Directors of AOG. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Directors, the Rights Plan provides that holders of Shares, other than the acquiror, will be able to purchase additional Shares at a significant discount to market, thus exposing the person acquiring Shares to substantial dilution of its holdings.

Currently, the Directors are not aware of any pending or threatened take-over bid for AOG.

In adopting the Rights Plan, the Directors considered the existing legislative framework governing take-over bids in Canada. The Directors believe such legislation currently does not provide sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision with respect to a take-over bid or give the Directors sufficient time to develop alternatives for maximizing shareholder value. Shareholders also may feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority-discounted Shares in AOG. This is particularly so in the case of a partial bid for less than all the Shares of AOG where the bidder wishes to obtain a control position but does not wish to acquire all of the Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of securityholders, there remains the possibility that control of an issuer may be acquired pursuant to private agreements in which a small group of securityholders disposes of securities at a premium to market price, which premium is not shared with the other securityholders.

It is not the intention of the Directors in recommending the approval of the Rights Plan to either secure the continuance of the Directors or management of AOG or to preclude a take-over bid for control of AOG. The Rights Plan provides that shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Directors are always bound by their fiduciary duty to consider any take-over bid for AOG and consider whether or not they should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Directors will be obligated to act honestly and in good faith and in the best interests of AOG and the shareholders.

A number of decisions rendered by the Canadian securities regulators relating to Rights Plans have concluded that a board faced with an unsolicited take-over bid will not be permitted to maintain a Rights Plan indefinitely to prevent the successful completion of the bid, but only for so long as the board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed. AOG’s Rights Plan does not preclude any shareholder from utilizing the proxy rules to promote a change in the management or direction of AOG, and will have no effect on the rights of holders of AOG’s Shares to requisition a meeting of shareholders in accordance with applicable rules.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had a Rights Plan. The Directors believe this demonstrates that the existence of a Rights Plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that AOG’s Rights Plan would serve to bring about a similar result.

The Rights Plan is not expected to interfere with the day-to-day operations of AOG. The continuation of the existing outstanding Rights and the issuance of additional Rights in the future will not in any way alter the financial condition of AOG, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a “Flip-in Event” (described below) occurs and the Rights separate from the Shares as described below, reported earnings per Share and reported cash flow per Share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Rights Plan. A copy of the Rights Plan is attached as Appendix “I”. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

Effective as of the effective date of the Rights Plan, one right (“Right”) will be issued and will be attached to each outstanding Share of AOG or any other securities or voting interests of AOG entitled to vote generally in the election of Directors (collectively, “Shares”). One Right will also be issued and attach to each Share issued thereafter, subject to the limitations set forth in the Rights Plan.

Acquiring Person

An Acquiring Person is a person that beneficially owns 20% or more of the outstanding Shares. An Acquiring Person does not, however, include AOG or any Subsidiary of AOG, or any person that becomes the Beneficial Owner of 20% or more of the Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Shares as a result of, among other things: (i) specified acquisitions of securities of AOG (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Shares); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of AOG; (iv) certain other specified exempt acquisitions; and (v) transactions to which the application of the Rights Plan has been waived by the Directors.

Also excluded from the definition of Acquiring Person is a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Shares on the date of implementation of the Rights Plan; provided further, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the date of implementation of the Rights Plan, become the Beneficial Owner of more than 1.0% of the number of Shares then outstanding in addition to those Shares already held by such person, other than through: (i) specified acquisitions of securities of AOG (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Shares); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of AOG; (iv) certain other specified exempt acquisitions; and (v) transactions to which the application of the Rights Plan has been waived by the Directors.

A Beneficial Owner includes an owner of securities entitling the owner to become an owner of a Share, including conversion or exchange rights or rights to purchase.

Rights Exercise Privilege

The Rights will separate from the Shares to which they are attached and will become exercisable at the close of business (the “Separation Time”) on the tenth Trading Day (as defined in the Rights Plan) after the earliest of: (i) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, have become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid; and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or such later date as the Directors may determine in good faith. Subject to adjustment as provided in the Rights Plan, each Right will entitle the holder to purchase one Common Share for an exercise price (the “Exercise Price”) equal to $100.

A transaction in which a person becomes an Acquiring Person is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by AOG or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

Impact Once Rights Plan is Triggered

Upon a Flip-in Event occurring and the Rights separating from the attached Shares, reported earnings per Share on a fully diluted or nondiluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire Shares at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of AOG other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Directors waive the application of the Rights Plan.

Certificates and Transferability

Before the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates issued on or after the effective date of the Rights Plan will bear a legend to this effect. Rights are also attached to Shares outstanding on the effective date of the Rights Plan, although certificates issued before such date will not bear such a legend.

Prior to the Separation Time, Rights will not be transferable separately from the attached Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Shares.

Until such time as the Directors otherwise determine, the Rights issued to shareholders will be made through the book-entry system representing the number of Rights so issued. Holders of Shares or associated Rights represented by the book-entry system will not be entitled to a certificate or other instrument from AOG, transfer agent or Rights Agent to evidence the ownerships thereof. New Shares issued as a result of the exercise of any Right will also be represented through the book-entry system in all circumstances.

Permitted Bids

The Rights Plan is not triggered if an offer to acquire Shares would allow sufficient time for the shareholders to consider and react to the offer and would allow shareholders to decide to tender or not tender without the concern that they will be left with illiquid Shares should they not tender.

A “Permitted Bid” is a take-over bid where the bid is made by way of a take-over bid circular and: (i) is made to all holders of Shares, other than the offeror, for all of the Shares held by those holders; and (ii) the bid must not permit Shares tendered pursuant to the bid to be taken up until not less than 60 days following the bid and only if, at such time, more than 50% of the Shares held by shareholders other than the bidder, its affiliates and Persons acting jointly or in concert with the bidder (the “Independent shareholders”) have been tendered pursuant to the take-over bid and not withdrawn.

A Permitted Bid is not required to be approved by the Directors and such bids may be made directly to shareholders. Acquisitions of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Waiver and Redemption

The Directors may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares. In such event, the Directors shall be deemed to also have waived the application of the Rights Plan to any other Flip in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

The Directors may also waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that the person who became an Acquiring Person in the Flip-in Event reduces its Beneficial Ownership of Shares such that it is not an Acquiring Person within 14 days of the determination of the Directors (or any earlier or later time specified by the Directors).

In addition, the Directors may waive the application of the Rights Plan to a Flip-in Event prior to the close of business on the tenth Trading Day following a Share acquisition (or such later business day as they may from time to time determine), provided that the Acquiring Person has reduced its Beneficial Ownership of Shares, or has entered into a contractual arrangement with AOG to do so within 10 days of the date on which such contractual arrangement is entered into, such that at the time the waiver becomes effective such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, such Flip-in Event shall be deemed not to have occurred.

Subject to the provisions of the Rights Plan, including prior consent of the holders of the Common Shares or the Rights where required, until the occurrence of a Flip-in Event, the Directors may, at any time before the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at $0.000001 per Right. In the event that a person acquires Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Directors have waived the application of the Rights Plan, then the Directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Supplement and Amendments

Before the confirmation of the Rights Plan by shareholders, AOG may, without the approval of holders of Shares or Rights, amend, supplement, vary, delete, resend or restate the Rights Plan in order to make any changes that the Directors, acting in good faith, may deem necessary or desirable.

Following shareholder confirmation of the Rights Plan, AOG may, without the approval of the holders of Shares or Rights, make amendments: (i) to correct clerical or typographical errors; and (ii) to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of Shares at the next meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

Following shareholder confirmation of the Rights Plan but before the Separation Date, AOG may, with prior consent of the shareholders received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

Following shareholder confirmation of the Rights Plan and after the Separation Date, AOG may, with prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

Confirmation

The Rights Plan must be confirmed by Unitholders who vote in respect of such confirmation at the Meeting. Thereafter, the Rights Plan must be reconfirmed at every third annual meeting of shareholders of AOG. If the Rights Plan is not approved at such meeting of shareholders, the Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

Voting Requirements

The TSX requires that Unitholder approval of the Rights Plan be obtained as a condition to the listing of the Rights on such stock exchange. The Rights Plan must be confirmed by the vote of the holders of a majority of Trust Units voting at the Meeting. Advantage is not aware of any Unitholder who will be ineligible to vote on the confirmation of the Rights Plan at the Meeting. The Directors recommend that you vote for the resolution ratifying and confirming the Rights Plan and any Rights issued pursuant thereto.

At the Meeting, Unitholders will be asked to consider and, if deemed appropriate, to pass the following resolution:

BE IT RESOLVED THAT:

(a)	the Rights Plan as set forth in the shareholder Rights Plan Agreement to be dated as of the Effective Date between Advantage Oil & Gas Ltd. and Computershare Trust Company of Canada, and the issuance of the Rights issued pursuant to such Rights Plan, are hereby approved, confirmed and ratified;

(b)	any director or officer of Advantage Oil & Gas Ltd. is hereby authorized and directed to execute and deliver all such other agreements and documents and to do all such acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing; and

(c)	the Directors may revoke this resolution before it is acted upon without further approval of the unitholders of Advantage Energy Income Fund.

The above resolution must be approved by a simple majority of votes cast by Unitholders who vote in person or by proxy at the Meeting in respect of this resolution.

Appointment of Trustee of the Trust

The Advantage Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada (“Computershare”) as trustee of the Trust to hold office until the earlier of the next annual meeting or the dissolution of the Trust under the Arrangement.

Election of Directors of AOG

The directors of AOG to be elected at the Meeting will hold office until the next annual meeting or until their successors are elected or appointed.

The articles of AOG provide for a minimum of three directors and a maximum of eleven directors. The Board of Directors has determined to fix the number of directors to be elected at the Meeting at nine (9) members. Unitholders will be asked to elect all nine (9) of the members of the Board of Directors by a vote of Unitholders at a meeting of Unitholders held in accordance with the Advantage Trust Indenture.

The nine (9) nominees for election as directors of AOG by Unitholders are as follows:

Stephen E. Balog

Kelly I. Drader

Paul G. Haggis

John A. Howard

Andy J. Mah

Ronald A. McIntosh

Sheila H. O’Brien

Carol D. Pennycook

Steven Sharpe

The names and provinces and countries of residence of the nine (9) persons nominated for election as directors of AOG by Unitholders, the number of Trust Units of the Trust beneficially owned, or controlled or directed, directly or indirectly, the offices held by each in AOG, the time served as director, and the principal occupation of each are as follows:

Name and Province of Residence	Number of Trust Units Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Offices Held and Time as Director(4)	Principal Occupation
Stephen E. Balog(1)(3) Alberta, Canada	4,270	Director since August 16, 2007	President of West Butte Management Inc., a private oil and gas consulting company.

Kelly I. Drader Alberta, Canada	531,774	President and Chief Financial Officer and Director since May 24, 2001	President and Chief Financial Officer of AOG.

Paul G. Haggis(1) Alberta, Canada	0	Director since November 7, 2008	Chairman, Alberta Enterprise Corporation, a venture capital fund owned by the Alberta Government.

John A. Howard(2)(3)(6) Alberta, Canada	18,991	Director since June 23, 2006	President of Lunar Enterprises Corp., a private holding company.

Andy J. Mah Alberta, Canada	96,370	Chief Executive Officer and Director since June 23, 2006	Chief Executive Officer of AOG.

Ronald A. McIntosh(1)(3) Alberta, Canada	45,529	Director since September 25, 1998(5)	Chairman of North American Energy Partners Inc., a publicly traded corporation.

Sheila H. O’Brien(2)(3) Alberta, Canada	4,010	Director since March 21, 2007	President and Director of Belvedere Investments, a private company. Ms. O’Brien is also a director of various public issuers.

Carol D. Pennycook(1)(2) Ontario, Canada	3,000	Director since May 26, 2004	Partner at the law firm of Davies Ward Phillips & Vineberg LLP.

Steven Sharpe Ontario, Canada	17,845	Non-Executive Chair and Director since May 24, 2001	Senior Advisor to Blair Franklin Capital Partners, Inc., a Toronto-based investment bank.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources, Compensation and Corporate Governance Committee.
(3)	Member of the Reserve Evaluation Committee.
(4)	AOG does not have an executive committee of its Directors.
(5)	The period of time served as a director of AOG includes the period of time served, where applicable, as a director of Search Energy Corp. (“Search”) prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Each of the directors were appointed directors of post reorganization Search on May 24, 2001. The directors of AOG hold office until the next annual meeting of securityholders or until their successors are duly elected or appointed in accordance with the ABCA.
(6)	Mr. Howard was the President, Chief Executive Officer and Director of Sunoma Energy Corp. Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for court protection.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Advantage no proposed director: (i) is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including Advantage) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditors of the Trust

The Advantage Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders or the Effective Date. PricewaterhouseCoopers LLP have been the auditors of the Trust since September 18, 2007.

Unitholders are hereby informed that AOG will pass a shareholders resolution in writing to elect each of the directors elected by the Unitholders as directors of AOG and to appoint the auditors of the Trust as the auditors of AOG.

Certain information regarding the audit committee, including the fees paid to the Trust’s auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators will be contained in the Trust’s annual information form for the year ended December  31, 2008, an electronic copy of which is available on the internet on the Trust’s SEDAR profile at www.sedar.com.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Advantage to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax, email or oral communication by directors, officers, employees or agents of Advantage who will be specifically remunerated therefore. All costs of the solicitation for the Meeting will be borne by Advantage.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Units.

The Persons named in the enclosed form of proxy are directors and officers of AOG. A Unitholder desiring to appoint a Person (who need not be a Unitholder) to represent such Unitholder at a Meeting, other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The form of proxy must be received by Computershare Trust Company of Canada by 4:30 p.m. (Calgary time) on Tuesday, July 7, 2009 or the second last Business Day immediately preceding the date of any adjournment of the Meeting. Failure to so deposit a form of proxy shall result in its invalidation.

A Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Unitholder or by his attorney duly authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the second last Business Day immediately preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The record date for determination of Unitholders entitled to receive notice of and to vote at the Meeting is May 26, 2009. Only Unitholders whose names have been entered in the applicable register of Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Units who acquire Units after the Record Date will not be entitled to vote such Units at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Advantage).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. In the absence of such direction, the Units will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meeting.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Advantage knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

The Trust is authorized to issue an unlimited number of Trust Units. As at June 5, 2009, 145,198,130 Trust Units were issued and outstanding. The Trust is also entitled to issue Special Voting Units.

To the best of the knowledge of the Trustee, and the executive officers of AOG, there is no person or corporation which beneficially owns or controls or directs, directly or indirectly, Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted on at the Meeting.

Procedure and Votes Required

The Interim Order provides that each registered Unitholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

•	each Trust Unit will entitle a Unitholder to one vote at the Meeting;

•	the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting; and

•

the quorum at the Meeting shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, it shall be adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting and notice is to be given at least 10 days prior to the date of the adjourned meeting.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust’s annual audited consolidated comparative financial statements for the year ended December 31, 2008 and the related management’s discussion and analysis. Copies of the Trust’s financial statements and related management’s discussion and analysis are available upon request from Advantage at Suite 700, 400 – 3rd Avenue S.W., Calgary, AB T2P 4H2, Attention: Vice President, Finance.

AUDITORS’ CONSENT

We have read the Information Circular and Proxy Statement dated June 5, 2009 with respect to a Plan of Arrangement involving, among others, Advantage Energy Income Fund (the “Fund”), Advantage Oil & Gas Ltd. and the Unitholders of the Fund. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Information Circular and Proxy Statement of our report to the Unitholders of the Fund on the consolidated balance sheets of the Fund as at December 31, 2008 and 2007 and the related consolidated statements of loss, comprehensive loss and accumulated deficit and cash flows for each of the years then ended. Our report is dated March 18, 2009.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Calgary, Alberta

June 5, 2009

APPENDIX “A”

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 3rd day of June, 2009

BETWEEN:

ADVANTAGE ENERGY INCOME FUND, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta (“Advantage” or the “Trust”)

- and -

ADVANTAGE OIL & GAS LTD., a body corporate amalgamated under the laws of the Province of Alberta (“AOG”)

WHEREAS:

(a)	the parties hereto wish to propose an arrangement with the holders of trust units of the Trust;

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the Business Corporations Act (Alberta); and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

“6.50% Debentures” means the 6.50% convertible unsecured subordinated debentures of the Trust due June 30, 2010;

“7.50% Debentures” means the 7.50% convertible unsecured subordinated debentures of the Trust due October 1, 2009;

“7.75% Debentures” means the 7.75% convertible unsecured subordinated debentures of the Trust due December 1, 2011;

“8.00% Debentures” means the 8.00% convertible unsecured subordinated debentures of the Trust due December 31, 2011;

“8.75% Debentures” means the 8.75% convertible unsecured subordinated debentures of the Trust due June 30, 2009;

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Administrator” means the administrator of the Trust, currently AOG;

“Advantage Entities” means, together, Advantage and AOG;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibits hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“AOG Subco” means 1469308 Alberta Ltd., a corporation incorporated under the ABCA;

“Arrangement” means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

“Arrangement Resolution” means the special resolution of the Unitholders approving the Arrangement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

“Common Shares” means the common shares in the capital of AOG;

“Court” means the Court of Queen’s Bench of Alberta;

“Debenture Indenture” means, collectively, the debenture indentures and supplemental indentures, as applicable providing for the issuance and governing the terms and conditions of the Debentures, in each case among Advantage, AOG and the Trustee, except in respect of the 6.50% Debentures which is among Advantage, AOG and Valiant Trust Company as trustee;

“Debentures” means, collectively, the 6.50% Debentures, 7.50% Debentures, 7.75% Debentures and 8.00% Debentures but specifically excludes the 8.75% Debentures;

“Effective Date” means the date the Arrangement is effective under the ABCA;

“Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Information Circular” means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting;

“Interim Order” means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Meeting” means the annual and special meeting of holders of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

“NYSE” means the New York Stock Exchange;

“Person” means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

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“Plan of Arrangement” means the plan of arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof;

“Registrar” means the Registrar appointed under section 263 of the ABCA;

“subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

“Supplemental Debenture Indenture” means a supplemental indenture to be entered into in accordance with the Debenture Indenture pursuant to which AOG assumes, in accordance with the Plan of Arrangement, all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures, which supplemental indenture shall entitle the holders of the Debentures after the Effective Time to acquire Common Shares, in lieu of Trust Units, on conversion of the Debentures;

“Trust Indenture” means the amended and restated trust indenture made as December 13, 2007 between the Trustee and AOG;

“Trust Units” or “Units” means trust units of the Trust;

“Trustee” means Computershare Trust Company of Canada, as trustee under the Trust Indenture and the Debenture Indenture, as applicable;

“TSX” means the Toronto Stock Exchange; and

“Unitholders” means holders of Trust Units;

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

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1.6 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 Entire Agreement

This Agreement, together with the exhibit attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.9 Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, the Advantage Entities shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(b)	subject to obtaining all necessary approvals of the Unitholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

(c)	structure the Arrangement such that the issuance of the Common Shares under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

(d)	subject to fulfillment of the conditions set forth herein, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order and at the times set out therein without any act or formality.

2.2 AOG Subco

AOG has caused AOG Subco to be incorporated under the ABCA. Prior to the Effective Time, AOG shall not permit AOG Subco to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement.

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2.3 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3

COVENANTS

3.1 Covenants of the Advantage Entities

Each of the parties covenants and agrees that it will:

(a)	take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b)	use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d)	convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(e)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f)	subject to the approval of the Arrangement Resolution by the Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

(g)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(h)	upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(i)	not, except in the ordinary course of business or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(k)	cause AOG Subco to take all action necessary to give effect to the transaction contemplated by this Agreement and the Arrangement; and

(l)	reserve and authorize for issuance the Common Shares issuable pursuant to the Arrangement;

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(m)	prior to the Effective Date, make application to (i) list the Common Shares issuable, and the Debentures assumed by AOG pursuant to the Arrangement on the TSX and (ii) list the Common Shares issuable by AOG pursuant to the Arrangement on the NYSE; and

(n)	enter into the Supplemental Debenture Indenture on or prior to the Effective Time.

3.2 Amendments to the Trust Indenture

The parties hereto agree that pursuant to the Arrangement, the Trust Indenture, if necessary, shall be amended in a manner satisfactory to the Advantage Entities, acting reasonably, as necessary to facilitate the Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of the Advantage Entities to complete the transactions contemplated by this Agreement shall be subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Advantage Entities, acting reasonably, not later than July 7, 2009 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c)	the Final Order shall have been granted in form and substance satisfactory to the Advantage Entities, acting reasonably, not later than August 10, 2009 or such later date as the parties hereto may agree;

(d)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Advantage Entities, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e)	no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f)	all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from Advantage’s principal lenders;

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(g)	there shall not, as of the Effective Date, be holders of Units that hold, in aggregate, in excess of 5% of all outstanding Units, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order;

(h)	the TSX shall have conditionally approved the listing or the substitutional listing of the Common Shares to be issued pursuant to the Arrangement and of the Debentures as assumed by AOG pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date; and

(i)	the NYSE shall have approved the listing or substitutional listing of the Common Shares to be issued pursuant to the Arrangement.

4.2 Notice and Effect of Failure to Comply with Conditions

(a)	If any of the conditions precedents set forth in sections 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.3 Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5

NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties;

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(b)	the Arrangement shall not have become effective on or before August 14, 2009 or such later date as may be agreed to by the parties hereto; and

(c)	termination of this Agreement under Article 4 hereof.

ARTICLE 7

GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Exclusivity

None of the covenants of the Trust or AOG contained herein shall prevent the board of directors of AOG from responding as required by law to any submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to the Trust’s securityholders with respect thereto which in the judgment of the board of directors of AOG, acting upon the advice of outside counsel, is required under applicable law.

7.4 Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

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7.7 Time of Essence

Time shall be of the essence.

7.8 Liability of the Trust

The parties hereto acknowledge that, except to the extent that AOG is entering into this Agreement in its own right, the Administrator is entering into this Agreement on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust, the Trustee, or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the assets of the Trust in accordance with the Trust Indenture as amended from time to time.

7.9 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

ADVANTAGE ENERGY INCOME FUND, by its administrator, Advantage Oil & Gas Ltd.

Per:	(signed) “Andy J. Mah”
Andy J. Mah
Chief Executive Officer

ADVANTAGE OIL & GAS LTD.

Per:	(signed) “Craig Blackwood”
Craig Blackwood
Vice President, Finance

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EXHIBIT A

Plan of Arrangement under Section 193

of the

Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a)	“6.50% Debentures” means the 6.50% convertible unsecured subordinated debentures of the Trust due June 30, 2010;

(b)	“7.50% Debentures” means the 7.50% convertible unsecured subordinated debentures of the Trust due October 1, 2009;

(c)	“7.75% Debentures” means the 7.75% convertible unsecured subordinated debentures of the Trust due December 1, 2011;

(d)	“8.00% Debentures” means the 8.00% convertible unsecured subordinated debentures of the Trust due December 31, 2011;

(e)	“8.75% Debentures” means the 8.75% convertible unsecured subordinated debentures of the Trust due June 30, 2009;

(f)	“ABCA” means the Business Corporations Act (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(g)	“Advantage Debenture Assumption Agreement” means the agreement among the Debenture Trustee, Advantage and AOG to be entered into and become effective at the time set forth in this Arrangement, pursuant to which AOG will assume all the covenants and obligations of Advantage under the Debenture Indenture in consideration of the issuance of Plan Units by Advantage to AOG in a principal amount equal to the fair market value of the Debentures;

(h)	“Advantage Assumption of Liabilities Agreement” means the assumption of liabilities agreement between AOG and Advantage whereby Advantage assigns and sets over to AOG all of the liabilities and obligations of Advantage, actual and contingent, and AOG assumes and becomes liable to pay, satisfy, discharge, observe, perform and fulfill all of the liabilities and obligations of Advantage, actual and contingent;

(i)	“AOG” means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(j)	“AOG Note Conveyance” means the transfer, assignment and sale of the AOG Notes to AOG Subco in exchange for the AOG Subco Notes;

(k)	“AOG Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG Subco to be dated the Effective Date effecting the AOG Note Conveyance;

(l)	“AOG Notes” means the outstanding unsecured, subordinated promissory notes issued by AOG and held by the Trust;

(m)	“AOG NPI” means the 99% interest in AOG’s petroleum substances granted by AOG to Advantage pursuant to the AOG NPI Agreement;

(n)	“AOG NPI Agreement” means the royalty agreement dated as of June 24, 2006 between AOG and Advantage, as amended and restated from time to time;

(o)	“AOG Subco” means 1469308 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned Subsidiary of AOG;

(p)	“AOG Subco Distribution of Assets and Assumption of Liabilities Agreement” means the distribution of assets and assumption of liabilities agreement between AOG and AOG Subco whereby AOG Subco distributes, assigns, transfers and sets over to AOG all of the undertaking, property, assets and rights, tangible and intangible of AOG Subco in consideration for the assumption and payment of the debts, liabilities and obligations of AOG Subco, actual and contingent, including the AOG Subco Notes;

(q)	“AOG Subco Note Conveyance” means the transfer, assignment and sale of the AOG Subco Notes to AOG in exchange for (1) one Common Share to Advantage;

(r)	“AOG Subco Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG to be dated the Effective Date effecting the AOG Subco Note Conveyance;

(s)	“AOG Subco Notes” means the unsecured, subordinated promissory notes of AOG Subco on such terms as agreed to by AOG Subco and the Trust having an aggregate principal amount equal to the fair market value of the AOG Notes transferred, assigned and sold to AOG Subco pursuant to the AOG Note Conveyance;

(t)	“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(u)	“Arrangement Agreement” means the agreement dated as of June 3, 2009 between the Trust and AOG with respect to the Arrangement and all amendments thereto;

(v)	“Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(w)	“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(x)	“Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(y)	“Common Shares” means the common shares in the capital of AOG;

(z)	“Court” means the Court of Queen’s Bench of Alberta;

(aa)	“Debentureholders” means holders from time to time of the Debentures;

(bb)	“Debenture Indenture” means, collectively, the debenture indentures and supplemental indentures, as applicable providing for the issuance and governing the terms and conditions of the Debentures, in each case among Advantage, AOG and the Trustee, except in respect of the 6.50% Debentures which is among Advantage, AOG and Valiant Trust Company as trustee;

(cc)	“Debenture Trustee” means Computershare Trust Company of Canada or Valiant Trust Company (as applicable), in its capacity as trustee under the Debenture Indenture;

(dd)	“Debentures” means, collectively, the 6.50% Debentures, 7.50% Debentures, 7.75% Debentures and 8.00% Debentures but specifically excludes the 8.75% Debentures;

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(ee)	“Depositary” means Computershare Investor Services Inc., or such other person as may be designated by AOG and set out in the Letter of Transmittal;

(ff)	“Dissent Obligations” means any obligations or amounts that may be required to be paid pursuant to Article 4 hereof to Dissenting Unitholders;

(gg)	“Dissenting Unitholders” means registered holders of Trust Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(hh)	“Effective Date” means the date the Arrangement is effective under the ABCA;

(ii)	“Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(jj)	“Final Order” means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(kk)	“Information Circular” means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to holders of Trust Units in respect of the Meeting;

(ll)	“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(mm)	“Letter of Transmittal” means the letter of transmittal accompanying the Information Circular sent to the Unitholders pursuant to which Unitholders are required to deliver certificates representing Units to receive the Common Shares issuable to them pursuant to the Arrangement;

(nn)	“Meeting” means the annual and special meeting of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

(oo)	“Non-Resident” means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(pp)	“Plan Units” means the Units of Advantage issued pursuant to this Arrangement;

(qq)	“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(rr)	“Restricted Shares” means the restricted shares exercisable for Common Shares and issued pursuant to the RSPIP;

(ss)	“Restricted Unit Holders” means the holders of Restricted Units from time to time;

(tt)	“Restricted Units” means the restricted units exercisable for Trust Units under and issued pursuant to the RU Plan;

(uu)	“RSPIP” means AOG’s restricted share performance incentive plan;

(vv)	“RU Plan” means Advantage’s restricted unit incentive plan;

(ww)	“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

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(xx)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(yy)	“Trust” or “Advantage” means Advantage Energy Income Fund, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta;

(zz)	“Trust Indenture” means the amended and restated trust indenture made as December 13, 2007 between the Trustee and AOG;

(aaa)	“Trust Unitholders” or “Unitholders” means holders of Trust Units;

(bbb)	“Trust Units” or “Units” means trust unit of the Trust; and

(ccc)	“Trustee” means Computershare Trust Company of Canada, as trustee under the Trust Indenture and the Debenture Indenture, as applicable.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

PURPOSE AND EFFECT OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

2.1 The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

The purpose of the Arrangement is to effect a reorganization and restructuring of the Trust in a manner that provides consistent and equitable treatment among Unitholders, Debentureholders and Restricted Unit Holders and maintains the business and goodwill of the Trust in AOG as a publicly listed going concern. The reorganization will: (i) result in Unitholders (other than Dissenting Unitholders) becoming holders of Common Shares; (ii) provide for AOG to assume all of the obligations of the Trust for and under the Debentures; and (iii) provide for the Restricted Units to be converted into Restricted Shares to acquire an equivalent number of Common Shares.

2.2 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

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2.3 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Unitholders; (ii) Debentureholders; (iii) Restricted Unit Holders; (iv) the Trust; (v) AOG; and (vi) AOG Subco.

2.4 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3

ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Trust Indenture and Other Constating Documents

(a)	the Trust Indenture and other constating documents of Advantage shall be amended to provide for the transfer of the Units held by Dissenting Unitholders to Advantage and to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

Dissenting Unitholders

(b)	the Trust Units held by Dissenting Unitholders shall be deemed to have been transferred to the Trust (free of any claims) and cancelled and such Dissenting Unitholders shall cease to have any rights as Trust Unitholders other than the right to be paid the fair value of their Trust Units in accordance with Article 4;

AOG Notes Transfer

(c)	the AOG Note Conveyance Agreement shall be entered into and shall become effective and the AOG Notes shall be transferred, assigned and sold by the Trust to AOG Subco for fair market value and AOG Subco shall issue the AOG Subco Notes to the Trust in satisfaction of the purchase price for the AOG Notes pursuant to the AOG Note Conveyance;

AOG Subco Dissolution

(d)	AOG Subco shall be dissolved and the AOG Subco Distribution of Assets and Assumption of Liabilities Agreement shall be entered into and shall become effective and the AOG Subco Notes shall become a liability of AOG and the AOG Notes shall be cancelled;

Advantage Debenture Transactions

(e)	the Advantage Debenture Assumption Agreement shall be entered into and shall become effective and pursuant thereto AOG shall assume all the covenants and obligations of Advantage under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of AOG entitling the holders thereof, as against AOG, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, AOG shall enter into a supplemental debenture indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

(f)	Advantage shall issue Plan Units to AOG with a fair market value equal to the aggregate principal amount of the Debentures;

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Disposition of Trust Units

(g)	each outstanding Trust Unit held by Unitholders (other than Trust Units held by Dissenting Unitholders) shall, without any further action on behalf of such Unitholders, be surrendered for cancellation for consideration to be distributed under Article 3.1(l);

AOG Subco Notes Transfer

(h)	the AOG Subco Note Conveyance Agreement shall be entered into and shall become effective and the AOG Subco Notes shall be transferred, assigned and sold by the Trust to AOG in consideration of the issuance of one Common Share in satisfaction of the purchase price for the AOG Subco Notes pursuant to the AOG Subco Note Conveyance and the AOG Subco Notes shall be cancelled immediately thereafter;

AOG NPI Transfer

(i)	Advantage shall transfer the AOG NPI to AOG in consideration of the issuance of one Common Share to Advantage and the AOG NPI Agreement shall be terminated;

Reduction of Stated Capital of AOG

(j)	the stated capital of the Common Shares shall be reduced, without payment, by the amount equal to the fair market value of the Plan Units by distributing the Plan Units to Advantage and the Plan Units shall be cancelled;

Common Shares

(k)	all of the Common Shares issued and outstanding shall be changed into such number of Common Shares as is equal to the number of Trust Units issued and outstanding at the Effective Time;

Advantage Dissolution

(l)	Advantage shall be dissolved and the Advantage Assumption of Liabilities Agreement shall be entered into and shall become effective and the Common Shares shall be distributed to the Unitholders in consideration for the surrender of their Units in Article 3.1(g) on a one Common Share for one Unit basis;

Conversion of Restricted Units to Restricted Shares and Termination of RU Plan

(m)	all outstanding Restricted Units shall become Restricted Shares to acquire an equivalent number of Common Shares in accordance with the terms of the RU Plan and the RU Plan shall be terminated and all agreements representing Restricted Units shall be amended to the extent necessary to facilitate the conversion of Restricted Units to Restricted Shares.

3.2 Advantage, AOG and AOG Subco, shall make the appropriate entries in their securities registered to reflect the matters referred to under Section 3.1.

ARTICLE 4

DISSENTING UNITHOLDERS

4.1 Each registered holder of Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Units and shall only be entitled to be paid the fair value of the holder’s Units by AOG. A Dissenting Unitholder who is paid the fair value of the holder’s Units shall be deemed to have transferred the holder’s Trust Units to the Trust at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Units notwithstanding

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the provisions of Section 191 of the ABCA. The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Units at the Meeting; but in no event shall AOG be required to recognize such Dissenting Shareholder as a securityholder of AOG after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Trust Units that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Units represented by such certificates.

5.2 Subject to the provisions of the Letter of Transmittal, AOG shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units of a duly completed Letter of Transmittal and the certificates representing such Trust Units, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Common Shares issued to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to AOG) of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to AOG and its transfer agent, which bond is in form and substance satisfactory to AOG and its transfer agent, or shall otherwise indemnify the AOG and its transfer agent against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All dividends or other distributions if any made with respect to any Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Trust Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Common Shares (and any dividend and distributions thereon). In such case, such Common Shares (together with all dividends and distributions thereon) shall be returned to AOG and such Common Shares shall be cancelled.

5.6 No certificates representing fractional Common Shares shall be issued under this Arrangement. In lieu of any fractional shares, each registered Trust Units otherwise entitled to a fractional interest in a Common Share will receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

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ARTICLE 6

AMENDMENTS

6.1 The Trust, AOG and AOG Subco may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Units, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by the Trust, AOG or AOG Subco at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time by the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), provided that it concerns a matter which, in the reasonable opinion of the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Trust Units.

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APPENDIX “B”

INTERIM ORDER

Action No. 0901-08379

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS

CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING ADVANTAGE ENERGY INCOME FUND,

ADVANTAGE OIL & GAS LTD. AND UNITHOLDERS OF

ADVANTAGE ENERGY INCOME FUND

BEFORE THE HONOURABLE	) AT THE CALGARY COURTS CENTRE, AT
JUSTICE K.M. HORNER	) CALGARY, ALBERTA, ON THE 5th DAY OF
IN CHAMBERS	) JUNE, 2009.

INTERIM ORDER

UPON the Petition of Advantage Energy Income Fund (“Advantage” or the “Trust”) and Advantage Oil & Gas Ltd. (“AOG”) (collectively, the “Advantage Entities”);

AND UPON reading the Petition and the Affidavit of Craig Blackwood, Vice President, Finance of AOG, sworn June 5, 2009 and the documents referred to therein (the “Affidavit”);

AND UPON hearing counsel for the Advantage Entities;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), and that the Executive Director neither consents to nor opposes the application;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of Advantage (the “Information Circular”), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix A to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	The proposed course of action is an “Arrangement” within the definition of the ABCA and the Petitioners may proceed with the Arrangement, as described in the Affidavit.

2.	Advantage shall seek approval of the Arrangement by the holders (“Unitholders”) of trust units (“Trust Units”) of Advantage in the manner set forth below.

Unitholders’ Meeting

3.	Advantage shall call and conduct a meeting (the “Meeting”) of Unitholders on or about July 9, 2009. At the Meeting, Unitholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.	A quorum at the Meeting shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units.

5.	If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting and notice is to be given at least 10 days prior to the date of the adjourned meeting.

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6.	Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Board of Directors of AOG has fixed a record date for the Meeting of May 26, 2009 (the “Record Date”). Only Unitholders whose names have been entered on the applicable register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 6. Holders of Trust Units who acquire their Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting unless such holders have transferred their Trust Units subsequent to that date and the transferee holder, not later than 10 days before the Meeting, establishes ownership of the Trust Units and demands that the transferee’s name be included on the list of holders of Trust Units.

Conduct of Meeting

7.	The Chairman of the Meeting shall be any officer or director of AOG.

8.	The only persons entitled to attend and speak at the Meeting shall be the Unitholders or their authorized representatives, AOG’s directors and officers, Advantage’s auditors and the Executive Director.

9.	The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Unitholders, either in person or by proxy, at the Meeting.

10.	To be valid a proxy must be deposited with Advantage in the manner described in the Information Circular.

11.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights

12.	The registered holders of Trust Units are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

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13.	In order for a holder of Trust Units (a “Dissenting Unitholder”) to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)

the Dissenting Unitholder’s written objection to the Arrangement Resolution must be received by Advantage c/o its counsel Burnet Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C., on or before 4:00 p.m. (Calgary Time) on the Business Day prior to the Meeting;

(b)	a Dissenting Unitholder shall not have voted his or her Trust Units at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a holder of Trust Units may not exercise the right of dissent in respect of only a portion of the holder’s Trust Units, but may dissent only with respect to all of the Trust Units held by the holder; and

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.

14.	The fair value of the Trust Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Unitholders.

15.	Subject to further order of this Court, the rights available to the holders of Trust Units under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the holders of Trust Units with respect to the Arrangement Resolution.

16.	Notice to the holders of Trust Units of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Trust Units shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Unitholders in accordance with paragraph 16 of this Order.

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Notice

17.	An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for Advantage may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Unitholders at the addresses for such holders recorded in the records of Advantage at the close of business on the Record Date, and to the directors of AOG and auditors of Advantage. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

18.	An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

19.	Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Unitholders, the directors of AOG and auditors of Advantage and the Executive Director of:

(a)	the Petition;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions and such other material as Advantage may consider fit.

Final Application

20.	Subject to further Order of this Court and provided that the Unitholders have approved the Arrangement and the directors of AOG have not revoked that approval, Advantage may proceed with an application for approval of the Arrangement and the Final Order on July 9, 2009 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Calgary

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21.	Any Unitholder or any other interested party (collectively, “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Advantage, on or before noon (Calgary time) on July 2, 2009, a Notice of Intention to Appear including the Interested Party’s address for service, indicating whether such Interested Party intends to support or oppose the application or make submission at the application, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of this notice on Advantage shall be effected by service upon the solicitors for Advantage, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C.

22.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 20 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

23.	Advantage is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) “K.M. Horner”
J.C.Q.B.A.

ENTERED at Calgary, Alberta,

June 5, 2009.

(signed) “V.A. Brandt”
Clerk of the Court of Queen’s Bench

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ACTION NO. 0901-08379	2009

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

INTERIM ORDER

BURNET, DUCKWORTH & PALMER LLP

Barristers and Solicitors

1400, 350 – 7th Avenue SW

Calgary, AB T2P 3N9

D.J. McDonald, Q.C.

Telephone: (403) 260-5724

File No.: 55971-73

APPENDIX “C”

ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

(a)	the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the “Plan of Arrangement”) attached as Exhibit A to Appendix “A” to the Information Circular and Proxy Statement of Advantage Energy Income Fund (the “Trust”) dated June 5, 2009 (the “Information Circular”) and all transactions contemplated thereby, be and are hereby authorized and approved;

(b)	the arrangement agreement (“Arrangement Agreement”) dated June 3, 2009 between the Trust and Advantage Oil & Gas Ltd. (“AOG”), a copy of which is attached as Appendix “A” to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

(c)	notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of AOG may, without further notice to or approval of the unitholders of the Trust, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

(d)	any director or officer of AOG is hereby authorized, for and on behalf of AOG and the Trust, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

APPENDIX “D”

FAIRNESS OPINION

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

June 3, 2009

The Board of Directors of Advantage Oil & Gas Ltd., the wholly-owned subsidiary of Advantage Energy Income Fund

Canterra Tower

Suite 700

400, 3 Avenue SW

Calgary, AB T2P 4H2

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Advantage Energy Income Fund (“Advantage” or the “Fund”) proposes to reorganize the Fund’s income trust structure into a growth-oriented corporate structure (the “Transaction”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) involving the Fund and Advantage Oil & Gas Ltd. (“AOG”). Under the proposed Transaction, the holders of the trust units (the “Units”) of the Fund (the “Unitholders”) will receive, for each Unit they hold, one common share of AOG. The terms of the Transaction will be more fully described in a management information circular (the “Circular”), which will be mailed to Unitholders in connection with the Transaction.

The Fund has retained RBC to provide advice and assistance to the Board of Directors of AOG (the “Board”) in evaluating the Transaction, including the preparation and delivery to the Board of RBC’s opinion (the “Fairness Opinion”) as to the fairness of the consideration under the Transaction from a financial point of view to the Unitholders. RBC has not prepared a valuation of the Fund, AOG or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Fund initially contacted RBC regarding a potential advisory assignment in early March 2009, and RBC was formally engaged by the Fund through an agreement between the Fund and RBC dated March 11, 2009 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Transaction. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Fund in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Fund with the securities commissions or similar regulatory authorities in Canada and the United States.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Fund, AOG or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Fund, AOG or the Transaction.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated June 3, 2009, of the Circular (the “Draft Circular”);

2.	audited financial statements of the Fund for each of the three years ended December 31, 2008;

3.	the unaudited interim report of the Fund for the quarter ended March 31, 2009;

4.	annual reports of the Fund for each of the two years ended December 31, 2008;

5.	the Notice of Annual Meeting of Unitholders and Management Information Circulars of the Fund for each of the two years ended December 31, 2007;

6.	annual information forms of the Fund for each of the two years ended December 31, 2008;

7.	historical segmented financial statements of the Fund for each of the three years ended December 31, 2008;

8.	unaudited financial and operational forecast of the Fund prepared by management of the Fund for the 12 months ended June 30, 2010;

9.	outstanding hedging contracts of the Fund as of May 31, 2009;

10.	discussions with senior management of the Fund;

11.	discussions with the Fund’s legal counsel;

12.	reserves assessment and evaluation of the Fund’s Canadian oil and gas properties prepared by Sproule Associates Limited, effective December 31, 2008;

13.	a memorandum and presentation prepared by the Fund’s legal counsel concerning the Transaction;

14.	discussions with the Fund’s tax advisors regarding the current provisions of the Income Tax Act (Canada) relating to the taxation of the Fund and other Canadian publicly-traded income trusts, including the regulations made thereunder, and any proposals to amend such legislation, and the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date of the Fairness Opinion (the “Income Trust Tax Regime”);

15.	public information relating to the business, operations, financial performance and stock trading history of the Fund and other selected public companies and income trusts considered by us to be relevant;

RBC CAPITAL MARKETS

16.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

17.	public information regarding the conventional oil and gas industry in Alberta;

18.	representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Fund as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

19.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Fund to any information requested by RBC. As the auditors of the Fund declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of the Fund and the reports of the auditors thereon.

Assumptions and Limitations

With the Fund’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by us from public sources, or provided to us by the Fund or its representatives or advisors or otherwise obtained by us pursuant to the Engagement Agreement (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Fund have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Fund or in writing by the Fund or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Fund, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of the Fund, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Fund or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fund, AOG, or the Transaction.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Transaction will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Fund, its subsidiaries and affiliates and the Transaction is accurate in all material respects.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions and the Income Trust Tax Regime prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Fund and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Fund. In its analyses and in preparing the Fairness Opinion, RBC made

RBC CAPITAL MARKETS

numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as an opinion or recommendation to any Unitholder as to whether to vote in favour of the Transaction.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration under the Transaction, from a financial point of view, to the Unitholders, RBC principally considered:

1.	a comparison of equity trading prices and selected financial multiples of selected oil and gas exploration and production companies and income trusts to the Fund’s Unit trading prices and multiples; and

2.	a review of other proposed and completed conversions of income trusts into corporations.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Transaction is fair from a financial point of view to the Unitholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

RBC CAPITAL MARKETS

APPENDIX “E”

INFORMATION CONCERNING AOG

NOTICE TO READER

Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been completed as disclosed in this Information Circular. Unless the context indicates otherwise, capitalized terms which are used in this Appendix and not otherwise defined in this Appendix have the meanings given to such terms in the Arrangement Agreement and Plan of Arrangement which are attached as Appendix “A” and Exhibit “A” to Appendix “A” to this Information Circular, respectively. For the purposes of this Appendix, the terms “us”, “we” or “our” are used to refer to AOG.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix are forward-looking statements. Reference is made to “Introduction – Forward-Looking Statements” in the body of this Information Circular for information regarding forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Advantage Oil & Gas Ltd. was incorporated pursuant to the provisions of the ABCA. AOG’s head office is located at Suite 700, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2 and its registered office is located at 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

See “General Development of the Business” in the AIF.

AOG will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Advantage has applied to list the Common Shares and Debentures on the TSX and the Common Shares on the NYSE. See “The Arrangement – Stock Exchange Listings” in the body of this Information Circular.

DESCRIPTION OF THE BUSINESS

General

AOG will be a growth-oriented corporation and will continue to carry on the business presently carried out by it on behalf of Advantage. See “Description of our Business and Operations – Advantage Oil & Gas Ltd.” in the AIF.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

See “Statement of Reserves Data and Other Oil and Gas Information” in the AIF.

DESCRIPTION OF CAPITAL STRUCTURE

See “Additional Information Respecting Advantage Oil & Gas Ltd. – Share Capital” in the AIF.

3

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization both immediately before and after giving effect to the Arrangement.

Designation	Authorized	As at March 31, 2009 before giving effect to the Arrangement	As at March 31, 2009 after giving effect to the Arrangement
Common Shares	Unlimited	$1	$2,087.9 million
		(12,445,034 common shares)	(145,202,837 common shares)(1)

Debentures	Nil	Nil	$214.3 million

Bank Debt	$710 million	$612.0 million	$612.0 million

Notes:

(1)	Assumes: (i) no Dissent Rights are exercised; and (ii) the same number of Advantage Units are outstanding as were outstanding on June 5, 2009.
(2)	We will also issue securities pursuant to our RSPIP following the completion of the Arrangement.

OPTIONS TO PURCHASE SECURITIES

Our board of directors intends to adopt our RSPIP. Our RSPIP is being put before the Unitholders for their approval at the Meeting. A copy of our RSPIP is set out in Appendix “H” to the Information Circular. A detailed description of our RSPIP is provided in the body of the Information Circular under the heading “Other Matters to be Considered at the Meeting – Approval of the Restricted Share/Unit Performance Incentive Plan”.

ESCROWED SECURITIES

To our knowledge, as of the date of the Information Circular, no securities of any class of our securities are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

As of the date of this Information Circular, Advantage has sole control of our operations. To our knowledge, as of the date of the Information Circular, no persons will, following the completion of the Arrangement, own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to our Common Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Following the completion of the Arrangement, it is anticipated that the Board of Directors of AOG will be comprised of all of the current members of the Board of Directors with the exception of Messrs. Bourgeois and Tourigny, who have chosen not to stand for re-election. The senior management of AOG will be substantially the same as the senior management of Advantage. See “Additional Information Respecting Advantage Oil & Gas Ltd. – Directors and Officers of AOG as at March 18, 2009” in the AIF.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

See Appendix “F” – “Advantage Statement of Executive Compensation” attached to the body of the Information Circular.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of our directors or executive officers, or any of their associates, to us, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us.

RISK FACTORS

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in AOG’s other public filings before making an investment decision.

Risk Factors Relating to the Arrangement

Conditions Precedent and Required Regulatory and Third Party Approvals

The completion of the Arrangement in the form contemplated by the Plan of Arrangement is subject to a number of conditions precedent, some of which are outside the control of Advantage, including, without limitation, receipt of Unitholder approval and regulatory approvals (including approval of applicable stock exchange listings and approval from the Court). There can be no certainty, nor can Advantage provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Failure to obtain the Final Order on terms acceptable to the Board of Directors would likely result in the decision being made not to proceed with the Arrangement. If any of the required regulatory and third party approvals cannot be obtained on terms satisfactory to the Board of Directors or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to Unitholders resulting from the Arrangement may be reduced. Alternatively, if the Plan cannot be amended so as to mitigate against the negative consequences of the failure to obtain a required regulatory or third party approval, the Arrangement may not proceed at all. If the Arrangement is not completed, the market price of the Trust Units may be adversely affected.

Dilution of AOG Shareholders

AOG will be authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration and on terms and conditions as established by the Board of Directors without the approval of shareholders in certain instances. The shareholders will have no pre-emptive rights in connection with such further issues.

Risk Factors Relating to the Activities of AOG and the Ownership of Common Shares

The following is a list of certain risk factors relating to the activities of AOG and the ownership of Common Shares following the Effective Date:

•	the level of AOG’s indebtedness from time to time could impair AOG’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;

•	AOG may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of AOG which may be dilutive; and

•	the inability of AOG to manage growth effectively could have a material adverse impact on its business, operations and prospects.

Unitholders are encouraged to obtain independent legal, tax and investment advice in its jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units and Common Shares.

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Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of AOG depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves AOG may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in AOG’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that AOG will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of AOG may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by AOG.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, AOG may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to AOG. In accordance with industry practice, AOG is not fully insured against all of these risks, nor are all such risks insurable. Although AOG maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event AOG could incur significant costs. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects.

Global Financial Crisis

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions deteriorated in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to worsen and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

6

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by AOG is and will continue to be affected by numerous factors beyond its control. The Corporation’s ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The prices of oil and natural gas prices may be volatile and subject to fluctuation. Any material decline in prices could result in a reduction of AOG’s net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of AOG’s reserves. The Corporation might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in AOG’s expected net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of AOG. These factors include economic conditions, in the United States and Canada, the actions of OPEC, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on AOG’s carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing credit and liquidity concerns. Volatile oil and gas prices make it difficult to estimate the acquisition value of producing properties and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

To the extent that AOG engages in risk management activities related to commodity prices in the future, there is a credit risk associated with counterparties with which AOG may contract.

In addition, bank borrowings available to AOG may, in part, be determined by AOG’s borrowing base. A sustained material decline in prices from historical average prices could reduce AOG’s borrowing base, therefore reducing the bank credit available to AOG which could require that a portion, or all, of AOG’s bank debt be repaid.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as AOG’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of AOG. The integration of acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that AOG can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of AOG, if disposed of, could be expected to realize less than their carrying value on the financial statements of AOG.

7

Operational Dependence

Other companies operate some of the assets in which AOG has an interest. As a result, AOG has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect AOG’s financial performance. The Corporation’s return on assets operated by others therefore depends upon a number of factors that may be outside of AOG’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

The Corporation manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. The Corporation’s ability to execute projects and market oil and natural gas depends upon numerous factors beyond AOG’s control, including:

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the availability of storage capacity;

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	changes in regulations;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, AOG could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. The Corporation competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation’s competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of AOG. The Corporation’s ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase AOG’s costs, any of which may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects. In order to conduct oil and gas operations, AOG will require licenses from various governmental authorities. There can be no assurance that AOG will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

8

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. The Corporation’s exploration and production facilities and other operations and activities emit greenhouse gases which will require AOG to comply with the new regulatory framework announced on March 10, 2008 by the Federal Government which is intended to force large industries to reduce emissions of greenhouse gases, in addition to the proposed Clean Air Act (Canada) of 2006 and Alberta’s recently enacted Climate Change and Emissions Management Act and Specified Gas Emitters Regulation. The direct or indirect costs of these regulations may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require AOG to incur costs to remedy such discharge. Although AOG believes that it will be in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on AOG’s business, financial condition, results of operations and prospects. There has been much public debate with respect to Canada’s ability to meet these targets and the Government’s strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Kyoto Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of AOG. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on AOG and its operations and financial condition.

Variations in Foreign Exchange Rates and Interest Rates

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar although the Canadian dollar has recently decreased from such levels. Material increases in the value of the Canadian dollar negatively impact AOG’s production revenues. Future Canadian/United States exchange rates could accordingly impact the future value of AOG’s reserves as determined by independent evaluators.

To the extent that AOG engages in risk management activities related to foreign exchange rates in the future, there is a credit risk associated with counterparties with which AOG may contract.

An increase in interest rates could result in a significant increase in the amount AOG pays to service debt, which could negatively impact the market price of the Common Shares of AOG.

9

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If AOG’s revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. In addition, uncertain levels of near term industry activity coupled with the present global credit crisis exposes AOG to additional access to capital risk. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to AOG. The inability of AOG to access sufficient capital for its operations could have a material adverse effect on AOG’s business financial condition, results of operations and prospects.

Additional Funding Requirements

The Corporation’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, AOG may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause AOG to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If AOG’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect AOG’s ability to expend the necessary capital to replace its reserves or to maintain its production. If AOG’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on terms acceptable to AOG. Continued uncertainty in domestic and international credit markets could materially affect AOG’s ability to access sufficient capital for its capital expenditures and acquisitions, and as a result, may have a material adverse effect on AOG’s ability to execute its business strategy and on its business, financial condition, results of operations and prospects.

Issuance of Debt

From time to time AOG may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase AOG’s debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, AOG may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither AOG’s articles nor its by-laws limit the amount of indebtedness that AOG may incur. The level of AOG’s indebtedness from time to time, could impair AOG’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time AOG may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, AOG will not benefit from such increases and AOG may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time AOG may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, AOG will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to AOG and may delay exploration and development activities.

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Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat AOG’s claim which may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth herein are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Corporation’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, AOG’s independent reserves evaluator has used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from AOG’s oil and gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities AOG intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date and has not been updated and thus does not reflect changes in AOG’s reserves since that date.

Insurance

The Corporation’s involvement in the exploration for and development of oil and natural gas properties may result in AOG becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards. Although AOG maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, AOG may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to AOG. The occurrence of a significant event that AOG is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects.

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Geo-Political Risks

The marketability and price of oil and natural gas that may be acquired or discovered by AOG is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle-East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of AOG’s net production revenue.

In addition, AOG’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of AOG’s properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects. The Corporation will not have insurance to protect against the risk from terrorism.

Dilution

The Corporation may make future acquisitions or enter into financings or other transactions involving the issuance of securities of AOG which may be dilutive.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of AOG to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of AOG to deal with this growth may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects.

Expiration of Licences and Leases

The Corporation’s properties are held in the form of licences and leases and working interests in licences and leases. If AOG or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of AOG’s licences or leases or the working interests relating to a licence or lease may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects.

Dividends

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of AOG, the need for funds to finance ongoing operations and other considerations as the board of directors of AOG considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its properties and assets; however, if a claim arose and was successful such claim may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of AOG.

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Third Party Credit Risk

The Corporation may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, hedge counter-parties and other parties. In the event such entities fail to meet their contractual obligations to AOG, such failures may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in AOG’s ongoing capital program, potentially delaying the program and the results of such program until AOG finds a suitable alternative partner.

Conflicts of Interest

Certain directors of AOG are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Reliance on Key Personnel

The Corporation’s success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on AOG’s business, financial condition, results of operations and prospects. The Corporation does not have any key person insurance in effect for AOG. The contributions of the existing management team to the immediate and near term operations of AOG are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that AOG will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of AOG.

DIVIDENDS

Upon completion of the Arrangement, AOG does not anticipate paying any dividends on its Common Shares. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of AOG’s earnings, financial requirements and other conditions existing at such future time.

LEGAL PROCEEDINGS

There are no legal proceedings to which AOG is a party or in respect of which any of its assets are subject, which is material to AOG, and AOG is not aware of any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of our directors or executive officers, nor Advantage, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or will materially affect us.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of AOG are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

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Transfer Agent and Registrar

Computershare Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the registrar and transfer agent for the Common Shares.

MATERIAL CONTRACTS

Other than those contracts outlined in the AIF under the heading “Material Contracts”, the only contracts entered into by us that materially affect us, during the past two years or to which either of them will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in the Common Shares, other than contracts entered into in the ordinary course of business, is the Arrangement Agreement which is attached as Appendix “A” to the body of the Information Circular.

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APPENDIX “F”

ADVANTAGE ENERGY INCOME FUND

STATEMENT OF EXECUTIVE COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

Introduction

This Compensation Discussion and Analysis describes the executive compensation program for the financial year ended December 31, 2008 applicable to AOG’s Chief Executive Officer (“CEO”), Vice President, Finance and Chief Financial Officer (“CFO”) and the three (3) other most highly compensated executive officers of AOG who were serving as executive officers at December 31, 2008 and whose total salary and bonus exceeds $150,000 (collectively referred to the “Named Executive Officers”).

This Compensation Discussion and Analysis is intended to discuss the Trust and AOG’s objectives to executive compensation, the roles and responsibilities of AOG’s Human Resources, Compensation and Corporate Governance Committee (the “Compensation Committee”) in determining and approving executive compensation, the Trust and AOG’s philosophy and process for executive compensation, and the elements of compensation.

Compensation Objectives and Principles

The overall philosophy of Advantage’s compensation program is to attract and retain high quality and experienced executives and employees. Advantage believes that compensation should be fair and equitable compared to compensation paid generally in the oil and gas industry.

The principal objectives of Advantage’s executive compensation program for the financial year ended December 31, 2008 were as follows:

(a)	to attract, motivate and retain the management talent needed to achieve Advantage’s business objectives and create long-term value for Unitholders;

(b)	provide compensation which is competitive in the market place;

(c)	to motivate performance of Named Executive Officers and to attempt to align the Named Executives’ interests with those of the Unitholders; and

(d)	to reward leadership and performance in the achievement of business objectives.

The Compensation Committee took into account compensation practices of other companies operating in the same geographic locations and similar industries to the Trust, the Trust’s financial performance in comparison to its peers and its budgeted operations and objectives in determining the compensation to be paid to the Named Executive Officers.

Compensation Committee

The Compensation Committee is comprised of Carol D. Pennycook (Chair), John A. Howard, Sheila O’Brien and Rodger A. Tourigny, and is charged with, among other things, a periodic review and recommendation of compensation of the Named Executive Officers of AOG. All members of AOG’s Compensation Committee are independent, in accordance with applicable securities legislation.

Compensation Committee Review Process

The Compensation Committee reviewed the compensation of the Named Executive Officers for the year ended December 31, 2008 to ensure that such compensation attracted and retained a strong management team and recommended to the Board of Directors for approval the compensation of such Named Executive Officers. The Compensation Committee, when making salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada, industry reports and surveys and by review of peer companies. The peer organizations determined in this analysis and benchmarked against operate in similar business environments to Advantage and are generally entities of similar size, scope and complexity to Advantage. They also have executive management positions similar to those within Advantage that reflect the scope of responsibilities required at the executive level. The following peer companies were used in determining 2008 executive compensation:

Arc Energy Trust

Bonavista Energy Trust

Daylight Resources Trust

Enerplus Resources Fund

Pengrowth Energy Trust

Penn West Energy Trust

Peyto Energy Trust

Trilogy Energy Trust

True Energy Trust

Zargon Energy Trust

The Compensation Committee reviews the evaluation and compensation data and consults with the CEO and CFO before making a determination to recommend approval of or changes to compensation to the full Board of Directors.

Components of Compensation

Total compensation for Named Executive Officers in 2008 consisted of base salary, bonuses, Restricted Units, contributions to the employee trust unit purchase plan (the “Purchase Plan”) of AOG and certain perquisites and benefits. For the Named Executive Officers, base salary represented 30% of total compensation, bonuses represented 20% of total compensation, Restricted Units represented 27% of total compensation and certain perquisites and benefits (including Purchase Plan contributions) represented 23% of total compensation. This compensation package is designed to reward performance based on the achievement of performance goals and objectives and to be competitive with comparable companies in the market in which Advantage competes for talent.

The Compensation Committee endeavours to find an appropriate balance between fixed and variable compensation and cash versus equity incentive compensation. Cash compensation (base salary, benefits and perquisites and a discretionary annual bonus) primarily reward individual performance and equity incentive rewards (Restricted Units) encourage the Named Executive Officers to continue to deliver favourable results over a longer period of time and serve as an employment retention mechanism.

In assessing individual executive performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in such Named Executive Officer’s specific role. The Compensation Committee also considers quantitative factors in determining compensation of Named Executive Officers such as financial and operational results, reserves growth, staff development, corporate governance, environmental health and safety and the vision and growth strategy of the Trust. For annual long-term incentive awards, the Compensation Committee primarily considers a Named Executive Officer’s potential for future high-quality performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

Salary

Named Executive Officers’ salaries are reviewed annually and are established taking into consideration individual salaries as compared to those paid to executives of other companies of comparable size within the oil and gas industry. Base salaries are designed to provide income certainty and to attract and retain executive management. The CEO’s salary level was within the median range for oil and gas issuers of the size of Advantage. The process undertaken by the Compensation Committee to determine the CEO’s salary requires that the CEO receive an industry competitive salary, as approved by the Board of Directors.

Bonus Plan

The Board of Directors has discretion to pay bonuses to Named Executive Officers based upon recommendations made by the Compensation Committee, which, after review and consideration of submissions in that regard by the CEO and CFO, makes a recommendation to the Board of Directors for approval. Bonuses paid to the Named Executive Officers for the year ended December 31, 2008, totalled $900,000. Since the merger with Ketch Resources Trust (“Ketch”) in June 2006, the range of annual bonuses paid was 65% to 85% of base salary for AOG’s Named Executive Officers. The payment of annual bonuses is designed to reward exceptional performance of the Named Executive Officers.

Long Term Compensation – RU Plan

The long-term incentive program is comprised of Restricted Units granted by the Board of Directors to the Named Executive Officers and other employees. Restricted Units are viewed as an important aspect of total compensation for Named Executive Officers, serving to align the interests of Named Executive Officers with those of the Unitholders and are a key factor in retaining and motivating Named Executive Officers. The principal purposes of the RU Plan are: to retain and attract qualified directors, officers and employees, that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers and employees; to encourage such persons to remain in the employ of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees and directors of Advantage and its affiliates on operating and financial performance and long-term Unitholder returns. See “Unit-Based Awards – Advantage Restricted Unit Incentive Plan” below.

Other Compensation

Employee Trust Unit Purchase Plan

Advantage provides a Purchase Plan pursuant to which all full-time employees, including executive management, of AOG may contribute for investment under the Purchase Plan, an amount of their regular base salary ranging from a minimum of 0% to a maximum of 5% (based upon 1% increments), excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments. Advantage will then match the contribution on a 2:1 basis. Advantage uses the contributions to acquire Trust Units on behalf of the employees through open market purchases at the current market price on the TSX. The Purchase Plan was implemented by Advantage in 2008 and for the year ended December 31, 2008, $149,000 was contributed by Advantage to match the contributions of the Named Executive Officers. Advantage’s Named Executive Officers are eligible to participate in the Purchase Plan on the same basis as all other full-time employees of Advantage.

Perquisites and Benefits

In order to attract and retain high quality executive talent and offer competitive levels of compensation, Advantage provides certain perquisites and benefits to Named Executive Officers. The elements described below are reviewed periodically to ensure an appropriate benefit level is maintained.

Executive officers are eligible for benefits paid by AOG, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental and provincial health care and paid parking.

Option-Based Awards

Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features. Advantage did not grant any option-based awards during 2008 and there are currently no option-based awards outstanding.

Unit-Based Awards

Applicable Canadian securities legislation defines a “share-based award” (or in the case of the Trust, “unit-based awards”) as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. The RU Plan grants unit-based awards to Advantage Service Providers. For the year ended December 31, 2008, Advantage granted unit-based awards to certain executive officers of AOG; however, no unit-based awards were granted to directors of AOG. A summary of the RU Plan is described below.

Advantage Restricted Unit Incentive Plan

Effective June 23, 2006, Unitholders approved the RU Plan which authorizes the Directors to grant Restricted Units to Advantage Service Providers. In conjunction with the adoption of the RU Plan, the Board of Directors determined that no further grants would be made pursuant to the Incentive Rights Plan of Advantage.

On June 23, 2006, Advantage and Ketch merged under a plan of arrangement (the “Ketch Arrangement”). The merger was conditional on Advantage internalizing the external management structure (the “Management Internalization”) pursuant to the amended and restated management agreement among Computershare Trust Company of Canada, AOG and Advantage Investment Management Ltd. (the “Manager”) dated May 24, 2001 as amended and restated October 4, 2004 and December 30, 2005 (the “Management Agreement”) and eliminating all related fees. Pursuant to the Management Internalization, Messrs. Drader, Cairns and Bourgeois are not eligible to participate in the RU Plan until June 24, 2009.

Under the terms of the RU Plan, any Service Provider of Advantage may be granted Restricted Units. Each Restricted Unit will entitle the holder to be issued the number of Trust Units designated in the Restricted Unit and such Trust Units will vest and be issued as to one-third on the Grant Date (as defined in the RU Plan) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board of Directors. Generally, except in certain circumstances, grants of Restricted Units will take place on an annual basis on or about January 15 of each year.

A holder of a Restricted Unit may elect, subject to the consent of Advantage, that Advantage pay an amount in cash equal to the aggregate current market value of the Trust Units to which the Grantee (as defined in the RU Plan) is entitled under his or her Restricted Unit in lieu of the issue of Trust Units under such Restricted Unit. The amount payable (as adjusted in accordance with the RU Plan) to the Grantee is based on the closing price of the Trust Units on the TSX and the NYSE, or such other stock exchange on which the Trust Units are then listed and posted for trading from time to time (collectively, the “Exchanges”), on the trading day immediately preceding the issue date of the Trust Units. If Advantage and the Grantee so agree, all or a portion of this amount may be satisfied in whole or in part by Trust Units acquired by AOG on the Exchange or from Advantage, as an issuance of treasury Trust Units, or a combination thereof provided that the total number of Trust Units that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Trust Units as at the beginning of the period.

The RU Plan provides that the maximum number of Trust Units reserved for issuance from time to time pursuant to Restricted Units shall not exceed a number of Trust Units equal to 5% of the issued and outstanding Trust Units from time to time. No single Service Provider of Advantage may be granted any Restricted Units which, together with all Restricted Units then held by such Grantee, would entitle such Grantee to receive a number of Trust Units which is greater than 5% of the issued and outstanding Trust Units, calculated on an undiluted basis. In addition: (i) the number of Trust Units issuable to insiders at any time, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders, within any one year period, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Trust Units. The number of Trust Units issuable pursuant to the RU Plan to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Trust Units.

Subject to the 5% cap indicated above, the RU Plan is also restricted by an annual maximum grant equal to the lesser of (i) the RU Pool calculated based on the immediately prior Return Period (as defined in the RU Plan) or (ii) 175% of the Base Salaries (as defined in the RU Plan) of all Service Providers participating in the RU Plan, in each case divided by the Unit Market Price (as defined in the RU Plan) at the end of the applicable Return Period. The “RU Pool” is defined in the RU Plan as the Market Capitalization (as defined in the RU Plan) for the Return Period multiplied by the Participation Factor (defined in the RU Plan). Accordingly, the size of the available RU Pool for Restricted Units in a given year will be a function of the total investment return provided to Trust Unitholders, the performance of Advantage relative to its peer group and the total Base Salaries (as defined in the RU Plan) of all Service Providers participating in the RU Plan.

The right to receive Trust Units pursuant to Restricted Units granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the RU Plan, no assignment, sale, transfer, pledge or charge of a Restricted Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Units whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Units shall terminate and be of no further force or effect.

Unless otherwise: (i) provided in an agreement pertaining to a particular grant of Restricted Units; (ii) provided in any written employment agreement governing a Grantee’s role as a Service Provider; (iii) determined by the Board of Directors, taking into account such factors as are deemed appropriate, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)	Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Unit Award Agreements (as defined in the RU Plan) under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee.

(b)	Termination not for cause – If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Awards Agreement shall be as of the date such Grantee ceases to be a Service Provider, regardless of whether or not notice or reasonable notice was provided to the Grantee.

(c)	Voluntary Resignation – If a Grantee voluntarily ceases to be a Service Provider or retires for any reason other than such Grantee’s death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Trust Units under a Restricted Unit shall not be affected by a change of employment or term of office or appointment within or among the Trust or a Trust Affiliate (as defined in the RU Plan) so long as the Grantee continues to be a Service Provider.

(d)	Death – If a Grantee ceases to be a Service Provider as a result of such Grantee’s death, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date of such Grantee’s death.

Advantage retains the right to amend from time to time or to terminate the terms and conditions of the RU Plan, in each case, by resolution of the Board of Directors and without approval of the Unitholders; provided however that the RU Plan may not be amended without Unitholder approval in the case of the following amendments: (A) an amendment to the RU Plan to increase the percentage of Trust Units reserved for issuance pursuant to Restricted Units in excess of the 5% limit currently prescribed; or (B) to amend the amending provision of the RU Plan. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchanges. Any amendment to the RU Plan shall take effect only with respect to Restricted Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units with the mutual consent of Advantage and the Service Providers to whom such Restricted Units have been made.

In the event of a change in control of Advantage, as defined in the RU Plan, the vesting provisions attaching to the Restricted Units are accelerated and all unexercised Restricted Units will be issued immediately prior to the date upon which the change of control is completed.

For the periods from June 24, 2006 to December 31, 2006 and from January 1, 2007 to December 31, 2007, no Restricted Units were granted under the RU Plan. For the year ended December 31, 2008, 688,285 Restricted Units were granted under the RU Plan in January 2009 and as of June 5, 2009 there were 420,082 Restricted Units issued and outstanding.

Performance Graph

The following graph illustrates our five year cumulative Unitholder return, as measured by the closing price of our Advantage Trust Units at the end of each financial year, assuming an initial investment of $100 on December 31, 2003, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Trust Index assuming the reinvestment of distributions where applicable.

	2003/12	2004/12	2005/12	2006/12	2007/12	2008/12
Advantage	100	138	158	117	106	94
S&P/TSX Composite Index	100	114	142	167	183	123
S&P/TSX Capped Energy Trust	100	131	195	188	194	141

The significant decline in Unit price performance since December 2005 was due to generally declining natural gas commodity prices, changes in tax laws and deteriorating capital market conditions. In 2006, Advantage’s Unit price decreased significantly following the Canadian federal government’s announcement in October 31, 2006 that it would begin to tax income trusts in a manner similar to corporate entities beginning in 2011. In 2007 and 2008, Advantage’s Unit price was negatively impacted by the turbulence in the global economic markets, along with the Canadian and global equity markets in general.

It is challenging to compare the trend in executive compensation to the performance graph given executive turnover during this period of time and the change in the method of reporting total executive compensation implemented in 2008. In 2008, revenues, production and reserves showed significant growth with considerable operating accomplishments, resulting in a larger proportionate increase in executive compensation compared to prior years; however, negative global economic events impacted our Unit price, together with global equity markets. Named Executive Officer compensation, and potential compensation, available through the equity incentive elements, has been negatively impacted by generally declining natural gas commodity prices since 2006, changes in tax laws and deteriorating capital market conditions. This resulted in a disconnect in the trend of executive compensation relative to the Unit price performance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth for the year ended December 31, 2008 information concerning the compensation paid to the Named Executive Officers for the year ended December 31, 2008.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Unit- based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plans(3)	Long- term incentive plans	Pension value ($)	All other compensation(4) (5)	Total compensation ($)
Kelly Drader(6) Chief Executive Officer	2008	287,775	N/A	N/A	N/A	Nil	Nil	46,651	334,426
Peter Hanrahan(6) Vice President, Finance and Chief Financial Officer	2008	250,000	225,000	N/A	150,000	Nil	Nil	32,223	657,223
Andy Mah(6) President and Chief Operating Officer	2008	385,000	400,000	N/A	300,000	Nil	Nil	519,443	1,604,443
Neil Bokenfohr Vice President, Exploitation	2008	235,000	300,000	N/A	225,000	Nil	Nil	433,958	1,193,958
Weldon Kary Vice President, Geosciences and Land	2008	235,000	300,000	N/A	225,000	Nil	Nil	31,541	791,541

Notes:

(1)	Represents the grant date fair value of Restricted Units granted under the RU Plan. Specifically, the fair value of the Restricted Units was based on the trading price on the TSX of the Trust Units of $5.49 per Trust Unit on the date of grant. Such Restricted Units were earned in 2008 and granted in January 2009.
(2)	Advantage does not have any option-based awards outstanding.
(3)	Reflects cash bonuses earned in 2008 and paid in 2009.
(4)	The value of perquisites received by each of the Named Executive Officers including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer’s total salary for the financial year. Such benefits included: medical and dental benefits; life insurance; short-term disability and long-term disability insurance; parking allowance; and the Purchase Plan. These benefits are intended to be comparable with those that the Named Executive Officers would receive if employed elsewhere in the industry.
(5)	Other compensation also includes: (i) payments made to Andy Mah of $464,038 and to Neil Bokenfohr of $402,167 in connection with retention amounts granted to former Ketch employees upon merging with Advantage in 2006 and earned during the two-year period ending in June 2008 and paid at that time; and (ii) contributions made by Advantage on behalf of Named Executive Officers pursuant to the matching provisions of the Purchase Plan. In 2008 Advantage contributed an aggregate of $149,000 under the Purchase Plan for the Named Executive Officers. See “Other Compensation – Employee Trust Unit Purchase Plan”.
(6)	On January 27, 2009: (i) Mr. Andy Mah, the former President and Chief Operating Officer, was appointed to the position of Chief Executive Officer; (ii) Mr. Kelly Drader, the former Chief Executive Officer, was appointed as President and Chief Financial Officer; (iii) Mr. Craig Blackwood, the former Director of Finance, was appointed as Vice-President, Finance; and (iv) Mr. Peter Hanrahan, the former Vice-President, Finance and Chief Financial Officer, elected to resign from such positions.

Incentive Plan Awards

Outstanding Unit-Based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and unit-based awards outstanding at the end of the year ended December 31, 2008.

	Option-based Awards(3)				Unit-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of units that have not vested(1) (#)	Market or payout value of unit-based awards that have not vested(2) ($)
Kelly Drader	Nil	N/A	N/A	N/A	150,404	770,068
Peter Hanrahan	Nil	N/A	N/A	N/A	69,071	353,644
Andy Mah	Nil	N/A	N/A	N/A	72,859	373,038
Neil Bokenfohr	Nil	N/A	N/A	N/A	54,645	279,782
Weldon Kary	Nil	N/A	N/A	N/A	86,122	440,945

Notes:

(1)	Represents Restricted Units granted under the RU Plan and Trust Units granted to Messrs. Drader, Hanrahan and Kary in connection with the Management Internalization in June 2006. Specifically, Messrs. Drader, Hanrahan and Kary received 451,213 Trust Units, 84,260 Trust Units, and 94,431 Trust Units, respectively, in connection with the Management Internalization and all such Trust Units were placed in escrow. One-third of the Management Internalization Trust Units vested in June 2007, one-third vested in June, 2008 and one-third will vest in June, 2009.
(2)	Represents the fair value of Restricted Units granted under the RU Plan and Trust Units granted to Messrs. Drader, Hanrahan and Kary in connection with the Management Internalization in June 2006. The fair value is calculated by multiplying the number of Restricted Units and Trust Units, as applicable, that have not vested by the closing price of the Trust Units on December 31, 2008 of $5.12 per Trust Unit.
(3)	Advantage does not have any option-based awards outstanding.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and unit-based awards which vested during the year ended December 31, 2008 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year ($)(1)	Unit-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)
Kelly Drader	Nil	2,018,422	Nil
Peter Hanrahan	Nil	376,928	150,000
Andy Mah	Nil	N/A	300,000
Neil Bokenfohr	Nil	N/A	225,000
Weldon Kary	Nil	422,421	225,000

Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)	Represents the vesting date fair value of Trust Units granted to Messrs. Drader, Hanrahan and Kary in connection with the Management Internalization in June 2006. Specifically, Messrs. Drader, Hanrahan and Kary received 451,213 Trust Units, 84,260 Trust Units, and 94,431 Trust Units, respectively, in connection with the Management Internalization and all such Trust Units were placed in escrow. One-third of the Management Internalization Trust Units vested in June 2007, one-third vested in June, 2008 and one-third will vest in June, 2009. The vesting date fair value is calculated by multiplying the number of Trust Units that vested by the market price of the Trust Units on the applicable vesting date of $13.42 per Trust Unit.
(3)	Reflects cash bonuses earned in 2008 and paid in 2009.

Termination and Change of Control Benefits

Effective June 23, 2006, each of the Named Executive Officers, including the CEO, entered into executive employment contracts with AOG. These contracts provide for participation by the Named Executive Officers in the RU Plan, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without “just cause”, without “good reason” or upon a “change of control”. The Named Executive Officer may terminate his employment with AOG for any reason upon thirty (30) days written notice.

If the executive is terminated without “just cause”, without “good reason” or upon a “change of control”, the agreements provide that in respect of Messrs. Drader and Mah, the executive will be entitled to 1.5 times the executive’s then annual salary (the “Retirement Allowance”) plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Trust under the cash bonus plan during the prior two year period, in each case less the required withholdings or deductions. In addition, all escrowed Trust Units will be released from escrow. For the balance of the Named Executive Officers, namely Messrs. Hanrahan, Bokenfohr and Kary, the entitlements are the same except that such executive officers are only entitled to one times the executive’s then annual salary and one times the average cash bonus paid over the prior two years (i.e. rather than 1.5 times such amounts, as was the case for Messrs. Drader and Mah).

Estimated Incremental Compensation on

Termination Without “Just Cause”, Without “Good Reason”, or Upon a “Change of Control”

(based on hypothetical termination as at December 31, 2008 and assuming no withholdings or deductions)

	Compensation Components
Name	Retirement Allowance ($)	15% of Retirement Allowance ($)	Bonus ($)	TOTAL ($)
Kelly Drader	577,500	86,625	Nil	664,125
Peter Hanrahan	250,000	37,500	167,500	455,000
Andy Mah	577,500	86,625	525,000	1,189,125
Neil Bokenfohr	235,000	35,250	205,000	475,250
Weldon Kary	235,000	35,250	205,000	475,250

Pension Plans and Retiring Allowances

AOG does not currently provide its Named Executive Officers, including the CEO, with pension plan benefits or retiring allowances.

Director Compensation

Effective August 11, 2006, the Chair of AOG is paid a flat fee annual retainer of $200,000, the Chair of the Audit Committee is paid a flat fee annual retainer of $125,000 and each of the other directors of AOG, with the exception of those who are employees of AOG, receive a flat fee annual retainer of $100,000 plus expenses of attending Board of Directors or committee meetings. No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

In addition, members of the Board of Directors are eligible to receive Restricted Units pursuant to the RU Plan. The number of Restricted Units issuable pursuant to the RU Plan to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Trust Units. No Restricted Units were granted for the period ended December 31, 2008.

Directors’ Summary Compensation Table

The following table sets forth for the year ended December 31, 2008, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)		Unit-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)		Total ($)
Steven Sharpe	200,000		Nil	Nil	Nil	Nil	175,000	(1)	375,000
Rodger Tourigny	125,000		Nil	Nil	Nil	Nil	Nil		125,000
Stephen Balog	100,000		Nil	Nil	Nil	Nil	Nil		100,000
John A. Howard	100,000		Nil	Nil	Nil	Nil	Nil		100,000
Shelia O’Brien	100,000		Nil	Nil	Nil	Nil	Nil		100,000
Ronald McIntosh	100,000		Nil	Nil	Nil	Nil	Nil		100,000
Carol Pennycook	100,000		Nil	Nil	Nil	Nil	Nil		100,000
Paul Haggis	15,000	(2)	Nil	Nil	Nil	Nil	Nil		15,000

Notes:

(1)	Payment for contributions as an independent consulting member of the Board of Directors.
(2)	Commenced as a director on November 7, 2008.
(3)	Advantage did not grant any unit-based awards or option-based awards to its directors during 2008.

Directors’ Outstanding Option-Based Awards and Unit-Based Awards

Advantage did not grant any option-based awards or unit-based awards to its directors during 2008. In addition, there were no option-based awards or unit-based awards outstanding at the end of the year ended December 31, 2008, which were held by non-management directors of AOG.

Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The directors of AOG, other than directors who are also Named Executive Officers, do not hold any option-based awards or unit-based awards that vested during the year ended December 31, 2008.

In addition, applicable Canadian securities legislation defines a “non-equity incentive plan” as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the CICA Handbook (for example, a cash bonus plan). Advantage did not grant any non-equity incentive plan compensation to its directors during the year ended December 31, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Trust’s equity compensation plans as at December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders RU Plan	688,285 Trust Units(1)	N/A(2)	6,452,957 Trust Units
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	688,285 Trust Units(1)	N/A(2)	6,452,957 Trust Units

Notes:

(1)	These Restricted Units were earned in 2008 and granted in January 2009.
(2)	See “Unit Based Awards – Advantage Restricted Unit Incentive Plan”.

APPENDIX “G”

ADVANTAGE CORPORATE GOVERNANCE DISCLOSURE

General

The Trust has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of National Instrument 52-110 in respect of audit committees, National Instrument 52-109 in respect of certification of disclosure on issuer’s annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and National Instrument 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the “Guidelines”) have been considered.

As a Canadian issuer listed on the NYSE, Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, Advantage is required to: (i) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; (ii) promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE rules; (iii) submit an executed written affirmation to the NYSE on an annual basis and an executed interim written affirmation in the event of certain changes to the Audit Committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those mandated for U.S. companies by the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

Set out below is a description of the Trust’s corporate governance practices, which have been established with reference to the terms of the Trust Indenture. As a result of these contractual obligations and the structure of the Trust, in some cases compliance with the Guidelines is or could be inconsistent with the terms of the Trust Indenture. However, management and the Directors of AOG believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines.

GUIDELINES		COMMENTARY
1.	Directors

(a)	Disclose the identity of Directors who are independent.	Paul G. Haggis, John A. Howard, Ronald A. McIntosh, Steven B. Sharpe, Carol D. Pennycook, Rodger A. Tourigny, Stephen E. Balog and Sheila H. O’Brien are all independent within the meaning of NI 58-101.

(b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Gary F. Bourgeois is not independent as he is the Vice President, Corporate Development. Kelly I. Drader is not independent as he is the President and Chief Financial Officer. Andy J. Mah is not independent as he is the Chief Executive Officer.

(c)	Disclose whether or not a majority of Directors are independent. If a majority of Directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.	During the most recently completed financial year, there were 11 Directors in total, eight of whom are independent.

GUIDELINES		COMMENTARY
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Name of Director	Name of Other Reporting Issuer
		Stephen E. Balog	N/A
		Gary F. Bourgeois	N/A
		Kelly I. Drader	N/A

		Paul G. Haggis	CA Bancorp Inc.

		John A. Howard	N/A

		Andy J. Mah	N/A

		Ronald A. McIntosh	North American Energy Partners Inc.

		Sheila H. O’Brien	Gildan Activewear Inc. MaRS Discovery District

		Carol D. Pennycook	N/A

		Steven Sharpe	N/A

		Rodger A. Tourigny	N/A

(e)	Disclose whether or not the independent Directors hold regularly scheduled meetings at which non independent Directors and members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent Directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent Directors.	The independent Directors hold regularly scheduled in camera sessions, without non independent Directors and members of management present either before or after each meeting of the board and otherwise as required. During 2008, 6 of such meetings were held.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent Directors.

The chair of the board (the “Chair”), Steven Sharpe, is an independent director within the meaning of NI 58-101, and has the following role and responsibilities:

The Chair shall, when present, preside at all meetings of the board and, unless otherwise determined by the Directors, at all meetings of shareholders.

The Chair shall endeavour to provide overall leadership to the board without limiting the principle of collective responsibility and the ability of the board to function as a unit.

To the extent that is reasonably practicable, to provide advice, counsel and mentorship to the CEO, Committee Chairs, and fellow Directors.

GUIDELINES	COMMENTARY
The Chair shall be responsible to ensure that board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances. In this connection, it is recommended that the Chair attempt to ensure that the individual director’s particular knowledge and competence are used as best is possible in the board work for the benefit of the Corporation. The Chair shall endeavour to encourage full participation and discussion by individual Directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded.

The Chair shall endeavour to ensure that the board’s deliberations take place when all of the Directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the Directors are present.

The Chair shall encourage board members to ask questions and express view points during meetings.

The Chair shall deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

The Chair shall endeavour to ensure that the independent members of the board meet in separate, regularly scheduled, non management closed sessions with internal personnel or outside advisors, as needed or appropriate.

The Chair shall endeavour to establish a line of communication with a Chief Executive Officer of the Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

The Chair shall endeavour to fulfill his or her board leadership responsibilities in a manner that will ensure that the board is able to function independently of management. The Chair shall consider, and provide for meetings of all of the independent Directors without management being present. The Chair shall endeavour to ensure reasonable procedures are in place to allow for Directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

The Chair shall endeavour to ensure that the board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the unitholders meet at least once annually and as many additional times as required by law.

With respect to meetings of Directors or shareholders, it is the duty of the Chair to enforce the Rules of Order. The Chair shall liaise with the Corporate Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all board and shareholder meetings and shall also liaise with the Committee Chairs, other Directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting.

GUIDELINES		COMMENTARY
The Chair shall endeavour to:

•     ensure that the boundaries between the board and Management responsibilities are clearly understood and respected and that relationships between the board and Management are conducted in a professional and constructive manner;

• facilitate effective communication between Directors and Management, both inside and outside of board meetings;

•     actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the board, board Committees, all individual Directors, committees chairs (other than the Board Chair or any committee upon which the Board Chair sits as the Chair) and CEO;

• when appropriate, assist Directors in their transition from the board and to support the orientation of new Directors and the continuing education of current Directors; and

•     to ensure that an annual performance evaluation of the Board Chair (and any committee upon which the Board Chair sits as the Chair) is conducted, soliciting input from all Directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the board from time to time.

(g)	Disclose the attendance record of each Directors for all board meetings held since the beginning of the issuer’s most recently completed financial year.	There were a total of 20 Board of Directors meetings held between January 1, 2008 and June 5, 2009. The attendance record of each director is as follows:
Stephen E. Balog attended 100% of the meetings (20 out of 20).

Gary F. Bourgeois attended 75% of the meetings (15 out of 20).

Kelly I. Drader attended 100% of the meetings (20 out of 20).

Paul G. Haggis attended 100% of the meetings (12 out of 12 since being appointed a director)(1)

John A. Howard attended 100% of the meetings (20 out of 20).

Andy J. Mah attended 100% of the meetings (20 out of 20).

Ronald A. McIntosh attended 90% of the meetings (18 out of 20).

Sheila H. O’Brien attended 85% of the meetings (17 out of 20).

Carol D. Pennycook attended 80% of the meetings (16 out of 20).

Steven Sharpe attended 100% of the meetings (20 out of 20).

Rodger A. Tourigny attended 95% of the meetings (19 out of 20).

Note:
(1) Mr. Haggis was appointed a director of AOG on November 7, 2008.

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the board is available for review of SEDAR at www.sedar.com under Advantage’s profile.

GUIDELINES		COMMENTARY
3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The board has developed written position descriptions for the chair of the board and chair of each committee of the board.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The board and the CEO have developed a written position description for the CEO.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new Directors regarding (i) the role of the board, its committees and its Directors, and (ii) the nature and operation of the issuer’s business.	The board provides new Directors with access to all background documents of the Trust, including all corporate records and prior board materials. New board members are offered access to all officers of the Trust for orientation of new members as to the nature and operations of the business.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its Directors. If the board does not provide continuing education, describe how the board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.	The Trust will consider any request for it to pay for any education courses for any members of the board relating to corporate governance or financial literacy. In addition, management of the Trust is available to members of the board to discuss operational and other matters.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the Directors, officers and employees. If the board has adopted a written code:	The board has adopted a written Code of Business Conduct and Ethics and Code of Ethics for Senior Officers.

(i)	disclose how a person or company may obtain a copy of the code;	The Code of Business Conduct and Ethics and Code of Ethics for Senior Officers, are located on SEDAR at www.sedar.com and is available on our website at www.advantageincome.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The board monitors compliance with the code by requiring periodic reporting by its senior officers as to their compliance with the code (and the board requests immediate notification of any departures from the code). The “whistleblower” policy provides a procedure for the submission of information by any employee relating to possible violations of the code.

(iii)	provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	There were no material change reports filed pertaining to any departures from the code.

GUIDELINES		COMMENTARY
(b)	Describe any steps the board takes to ensure Directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Due to the fact that the Corporation has a Code of Conduct, a reporting process pursuant to such Code of Conduct, a Board Mandate and Terms of Reference for the Human Resources, Compensation and Corporate Governance Committee, the Corporation sees no need for additional steps at this time.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.	The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for board nomination having regard to the strengths and constitution of the board members and their perception of the needs of the Trust.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent Directors. If the board does not have a nominating committee composed entirely of independent Directors, describe what steps the board takes to encourage an objective nomination process.	The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent Directors.

(c)	If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for board nomination having regard to the strengths and constitution of the board members and their perception of the needs of the Trust. This committee has the authority to hire experts and advisors, including executive search firms, if required.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Human Resources, Compensation and Corporate Governance Committee conducts a review of directors’ and officers’ compensation having regard to the Trust’s peers, various governance reports on current trends in directors’ compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the Trust.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent Directors. If the board does not have a compensation committee composed entirely of independent Directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent Directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources, Compensation and Corporate Governance Committee was constituted to assist the board in meeting their responsibilities by

GUIDELINES		COMMENTARY
		(a)	reviewing and reporting to the Directors concerning the overall compensation program and philosophy;

		(b)	reviewing and recommending to the Directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the chief executive officer;

		(c)	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and either, as a Committee or together with the independent Directors (as determined by the board) determine and approve the CEO’s compensation based on this evaluation;

		(d)	making recommendations to the Directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;

		(e)	reviewing the adequacy and form of compensation to the Directors ensuring it realistically reflects their responsibilities and risk; make recommendations to the Directors;

		(f)	reviewing and evaluating management’s recommendations as to the allocation of Restricted Units under the RU Plan and formulate a recommendation to the Directors for approval;

		(g)	reviewing annually and recommending for approval to the Directors the executive compensation disclosure and “Report on Executive Compensation” disclosure of the Corporation in the Trust’s information circular;

		(h)	reviewing annually the Committee’s Terms of Reference;

		(i)	administering the Trust Unit Incentive Rights Plan, the RU Plan and any other incentive plans implemented by the Corporation, in accordance with their respective terms;

		(j)	producing a report on executive officer compensation on an annual basis; and

		(k)	succession planning in respect of senior executives and guidance in respect of executive capacity.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Hugessen Consulting Inc. was retained by the Board as compensation consultants in May 2009 to provide advice in respect of the RSPIP.

GUIDELINES		COMMENTARY
8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Human Resources, Compensation and Corporate Governance Committee
Members. Mr. John Howard, Ms. Sheila O’Brien, Ms. Carol Pennycook and Mr. Rodger Tourigny, all of whom are independent Directors.

The Human Resources, Compensation and Corporate Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Trust’s approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. The compensation mandate of the Human Resources, Compensation and Corporate Governance Committee is disclosed in Item 7 “Compensation” above. The human resources mandate of the committee is disclosed in Item 6 “Nomination of Directors” above. The effectiveness of individual board members and the board is reviewed through a yearly self assessment and inquiry questionnaire.

There were 3 meetings of the committee in 2008.

Independent Reserve Evaluation Committee

Members: Mr. Stephen Balog, Mr. John Howard, Mr. Ronald McIntosh and Ms. Sheila O’Brien all of whom are independent Directors.

The Independent Reserve Evaluation Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve audit approach and costs of the independent engineering firm that performs Advantage’s reserve audit and to review the annual independent engineering report. The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51 101. The committee also reviews any other oil and gas reserve report prior to release by the Trust to the public and reviews all of the disclosure in the Annual Information Form related to the oil and gas activities of the Trust.

There were 2 meetings of the committee in 2008.

9.	Assessments – Disclose whether or not the board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual Directors are performing effectively.	The effectiveness of the board, its committees on the individual board members is reviewed through a yearly self assessment and inquiry questionnaire.

APPENDIX “H”

AOG RESTRICTED SHARE PERFORMANCE INCENTIVE PLAN

ADVANTAGE OIL & GAS LTD.

Restricted Share Performance Incentive Plan

1.	The Plan

A Restricted Share Performance Incentive Plan (the “Plan”) pursuant to which restricted common shares (“Restricted Shares”) may be granted to Service Providers (as defined herein) of Advantage Oil & Gas Ltd. (the “Corporation”) or any of its Corporation Affiliates (as defined herein), is hereby established on the terms and conditions herein set forth.

2.	Purposes

The principal purposes of this Plan are as follows:

(a)	to retain and attract qualified Service Providers that the Corporation and the Corporation Affiliates require;

(b)	to promote a proprietary interest in the Corporation by such Service Providers, and to encourage such individuals to remain in the employ or service of the Corporation and the Corporation Affiliates and put forth maximum efforts for the success of the business of the Corporation;

(c)	to reward and encourage performance of certain Service Providers; and

(d)	to focus Service Providers on operating and financial performance and total long-term Shareholder return.

3.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)	“Base Salaries” means the aggregate amount paid to eligible Service Providers consisting of all base salaries paid to employees (excluding variable compensation), directors’ fees paid to directors and fees payable to consultants (excluding variable compensation) for the applicable Return Period multiplied by 365 divided by the number of days in the applicable Return Period;

(b)	“Board” means the board of directors of the Corporation as it may be constituted from time to time;

(c)	“Business Day” means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(d)	“Change of Control” means:

(i)	the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(ii)	the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person’s then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person’s previously owned rights to acquire Common Shares; or

(iii)	the closing of a transaction whereby the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv)	the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(v)	individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi)	the sale by the Corporation of all or substantially all of its assets;

provided in respect of each transaction or action set forth in subsections 3(d)(i) to (vi), inclusive, such transaction or action will be deemed not to be a Change of Control if such transaction or action is also a Change of Business Structure;

(e)	“Change of Business Structure” means (i) any bona fide reorganization transaction pursuant to which the Shareholders of the Corporation exchange their Common Shares for the securities of another entity, whether affiliated with the Corporation or not, pursuant to which the Shareholders retain voting securities comprising 50% or more of the outstanding voting securities of the resulting entity; or (ii) such other similar transaction which the Board, in its sole discretion, determines to be a Change of Business Structure for the purposes of the Plan;

(f)	“Common Share Market Price” of the Common Shares at any date means, subject to a circumstance where there is a Return Period in which a Change of Control occurs (the details of which are described below), the weighted average of the trading price per Common Share for such Common Shares for the seven (7) consecutive trading days immediately preceding such date and the seven (7) consecutive trading days from and including such date, on the TSX and the NYSE (with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day) or, if on such date the Common Shares are not listed on the TSX or the NYSE, on the principal stock exchanges upon which such Common Shares are listed, or, if such Common Shares are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the Board of Directors. Notwithstanding the foregoing, in a Return Period where a Change of Control occurs, the Common Share Market Price at the beginning of a Return Period will be equal to the lesser of:

(i)	the Common Share Market Price at the end of the immediately prior Return Period, or

2

(ii)	the Common Share Market Price at the beginning of the immediately prior Return Period multiplied by 132.5 percent.

(g)	“Common Shares” means common shares of the Corporation;

(h)	“Corporation” means Advantage Oil & Gas Ltd.;

(i)	“Corporation Affiliate” means a corporation, partnership or trust that is affiliated with the Corporation and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of 25% or more of its voting securities in the case of a corporation, is the general or controlling partner in the case of a partnership, or is the trustee in the case of a trust;

(j)	“Effective Date” has the meaning ascribed thereto in Section 21 hereof;

(k)	“Exchange” means, together, the TSX and the NYSE, or such other stock exchanges on which the Common Shares are then listed and posted for trading from time to time;

(l)	“Fair Market Value” with respect to a Common Share, as at any date means the weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Common Shares traded on such Exchange immediately preceding such date (with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day). In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(m)	“Grant Date” means on or prior to (i) April 15 in respect of the immediately prior Series A Return Period; (ii) July 15 in respect of the immediately prior Series B Return Period; (iii) October 15 in respect of the immediately prior Series C Return Period; and (iv) January 15 in respect of the immediately prior Series D Return Period (or, in each such case, if such date is not a Business Day, the next following Business Day); except, for each Return Period, in the case of a Change of Control or a Change of Business Structure, in which case the Grant Date will be ten (10) Business Days prior to the date of the Change of Control or Change of Business Structure, as applicable;

(n)	“Grantee” has the meaning set forth in Section 5 hereof;

(o)	“Issue Date” means, with respect to any Restricted Shares, the date upon which Common Shares awarded thereunder shall be issued to the Grantee of such Restricted Shares;

(p)	“Market Capitalization” means an amount equal to the weighted average number of Common Shares outstanding for the Return Period times the Common Share Market Price at the beginning of the Return Period;

(q)	“Mercer” means Mercer Human Resource Consulting, independent compensation consultants or such other compensation consultants as determined from time to time by the Board;

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(r)	"Noon Buying Rate" means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York;

(s)	“NYSE” means the New York Stock Exchange;

(t)	“Participation Factor” means the Service Provider Participation Percentage multiplied by the sum of (i) 0.67 X the Total Return Percentage; and (ii) 0.33 X the Total Return Percentage X the Peer Group Factor for the applicable Return Period as determined by the Board;

(u)	“Peer Group” means, generally a select group of public Canadian oil and gas issuers which shall be determined from time to time by the Board;

(v)	“Peer Group Factor” means the multiplier determined based on the Percentile Rank as outlined in Schedule “A” attached hereto and having a minimum multiplier of 0.4 and a maximum multiplier of 1.6;

(w)	“Percentile Rank” means, at any time when used to determine the Peer Group Factor applicable to adjust the number of Restricted Shares available for grant for the next applicable Return Period, relative to returns calculated on a similar basis on Common Shares of members of the Peer Group over the previous applicable Return Period;

(x)	“Restricted Share Award Agreement” or “Restricted Share Award” has the meaning set forth in Section 7 hereof;

(y)	“Restricted Shares” means an award of Common Shares under this Plan designated as a “Restricted Share” in the Restricted Share Award Agreement pertaining thereto, which Common Shares shall be issued on the Issue Date(s) in accordance with Section 7(b)(i) hereof;

(z)	“Return Periods” means the Series A Return Period, Series B Return Period, Series C Return Period and Series D Return Period and “Return Period” means any one or more of such Return Periods, as the context requires;

(aa)	“RS Pool” means, subject to Section 6(a), for a given Return Period, the result of the Market Capitalization for the Return Period multiplied by the Participation Factor;

(bb)	“Series A Return Period” means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing April 1 in the applicable year and ending March 31 in the next year, except (i) for the initial stub period ending March 31, 2010, in which case the Series A Return Period shall commence on the Effective Date and end on March 31, 2010; and (ii) in the case of a Series A Return Period in which a Change of Control or Change of Business Structure occurs, in which case the Series A Return Period will commence on April 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control or Change of Business, as applicable;

(cc)	“Series B Return Period” means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing July 1 in the applicable year and ending June 30 in the next year, except (i) for the initial stub period ending June 30, 2010, in which case the Series B Return Period shall commence on the Effective Date and end on June 30, 2010; and (ii) in the case of a Series B Return Period in which a Change of Control or Change of Business Structure occurs, in which case the Series B Return Period will commence on July 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control or Change of Business, as applicable;

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(dd)	“Series C Return Period” means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing October 1 on the applicable year and ending September 30 in the next year, except (i) for the initial stub period ending September 30, 2009, in which case the Series C Return Period shall commence on the Effective Date and end on September 30, 2009; and (ii) in the case of a Series C Return Period in which a Change of Control or Change of Business Structure occurs, in which case the Series C Return Period will commence on October 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control or Change of Business, as applicable;

(ee)	“Series D Return Period” means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period, commencing January 1 in the applicable year and ending December 31 of that year, except (i) for the initial stub period ended December 31, 2009, in which case the Series D Return Period shall commence on the Effective Date and end on December 31, 2009; and (ii) in the case of a Series D Return Period in which a Change of Control or a Change of Business Structure occurs, in which case the Series D Return Period will commence on January 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control or Change of Business Structure, as applicable;

(ff)	“Service Provider” has the meaning set forth in Section 5 hereof;

(gg)	“Service Provider Participation Percentage” means the percentage determined at end of an applicable Return Period equal to:

Base Salaries for the applicable Return Period multiplied by 50%

Market Capitalization at the end of the applicable Return Period multiplied by 32.5%;

(hh)	“Service Provider Representatives” means a committee comprised of a minimum of four executive officers of the Corporation, including the Corporation’s Chief Executive Officer and Chief Financial Officer;

(ii)	“Settlement Amount” has the meaning set forth in Section 7(c) hereof;

(jj)	“Shareholder” means a holder of Common Shares.

(kk)	“Total Return Percentage” means the rate of return percentage to a holder of a Common Share for a particular Return Period based on the difference between the Common Share Market Price at the beginning and end of the Return Period plus any dividends or distributions on the Common Shares during the particular Return Period, provided that such rate of return, for the purposes of calculating the RS Pool, cannot exceed 32.5%. Notwithstanding the foregoing, in a Return Period where a Change of Control occurs, the Total Return Percentage means the rate of return percentage to a holder of Common Shares for a particular Return Period based on the difference between the Common Share Market Price at the beginning and end of the Return Period plus any dividends or distributions on the Common Shares during the particular Return Period; and

(ll)	“TSX” means the Toronto Stock Exchange.

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4.	Administration

This Plan shall be administered by the Board.

The Board shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a)	the authority to make grants of Restricted Shares;

(b)	to determine the Fair Market Value of the Common Shares on any date;

(c)	to determine the Service Providers to whom Restricted Shares shall be granted;

(d)	to determine the number of Common Shares to be covered by each Restricted Shares award;

(e)	to prescribe, amend and rescind rules and regulations relating to this Plan in accordance with the terms and conditions of this Plan;

(f)	to interpret this Plan;

(g)	to determine the terms and provisions of Restricted Share Award Agreements (which need not be identical) entered into in connection with grants of Restricted Shares;

(h)	to recommend to the Board the acceleration of the Issue Date for all or any Restricted Shares pursuant to Section 7(b)(ii);

(i)	to make an award of cash to Service Providers to the extent that the 5% Cap (as defined in Section 6(a) hereof) has been reached but absent such 5% Cap, Restricted Shares would have been awarded; and

(j)	to make all other determinations deemed necessary or advisable for the administration of this Plan.

The Board may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Board or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Board or such person may have under this Plan.

No Service Provider has any claim or right to be granted Restricted Shares.

5.	Eligibility and Award Determination

Restricted Shares may be granted only to officers, employees, consultants or directors or to any other persons or companies engaged by the Corporation or any Corporation Affiliates to provide services for an initial renewable or extended period of twelve months or more, (collectively, “Service Providers”); provided, however, that the participation of a Service Provider in this Plan is voluntary. In determining the Service Providers to whom Restricted Shares may be granted (“Grantees”) and the number of Restricted Shares to be covered by each grant, the Board may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Board, any one or more of the following factors:

(a)	the duties, responsibilities, position and seniority of the Grantee;

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(b)	recommendations of management as to the appropriate allocations of Restricted Shares to eligible Grantees;

(c)	the individual contributions and potential contributions of the Grantee to the success of the Corporation; and

(d)	such other factors as the Board shall deem relevant in its sole discretion in connection with accomplishing the purposes of this Plan.

6.	Reservation of Common Shares

(a)	Maximum Common Shares Issuable under the Plan – The maximum number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under this Plan shall not exceed 5% of the aggregate number of Common Shares outstanding (the “5% Cap”), subject to adjustment set forth in Section 9 herein, and further subject to applicable rules and regulations of all regulatory authorities to which the Corporation is subject. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the Shareholders of the Corporation.

(b)	Reloading of Restricted Shares – In accordance with the permitted “reloading” provisions set forth in TSX Staff Notice 2004-0002, if any Restricted Shares granted under this Plan shall expire, terminate or be cancelled for any reason without the Common Shares issuable thereunder having been issued in full or if any Common Shares are issued pursuant to any Restricted Shares granted under this Plan, any such Common Shares shall be available for the purposes of further Restricted Share grants under this Plan.

(c)	Maximum Restricted Shares Available for Grant – Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under this Plan as set forth in Sections 6(a) and 7(a) hereof, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares (“Surplus Restricted Shares”) that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price ten (10) Business Days prior to the date of the Change of Control). The Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price on the Grant Date.

(d)

Discretionary Restricted Shares Available for Grant – Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Return Percentage is equal to or less than zero, but the Corporation has a Percentile Rank for the particular Return Period that is in the top  1/3 of the Peer Group, the Board shall have discretion to establish an RS Pool based upon Mercer’s P50 category. Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Return Percentage is equal to or less than zero, but the Corporation has a Percentile Rank for the particular Return Period that is in the middle  1/3 of the Peer Group, the Board shall have discretion to establish an RS Pool based upon Mercer’s P25 category.

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7.	Terms and Conditions of Grants of Restricted Shares

Each grant of Restricted Shares shall be subject to the terms and conditions of this Plan and evidenced by a written agreement between the Corporation and the Grantee (a “Restricted Share Award Agreement” or “Restricted Share Award”), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Board or the Board, in its discretion, shall establish):

(a)	Number and Type of Common Shares – The Board shall determine the Restricted Shares to be granted to a Grantee in accordance with the provisions set forth in Section 5 of this Plan and shall designate such award as a “Restricted Share” in the Restricted Share Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis. In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares. For this purpose, “insiders” and “security based compensation arrangements” have the meanings ascribed thereto in Part VI of the Company Manual of the TSX. The number of Common Shares issuable pursuant to Restricted Shares granted pursuant to this Plan to directors of the Corporation who are not officers or employees of the Corporation or a Corporation Affiliate will be limited to a maximum of 0.5% of the issued and outstanding Common Shares.

(b)	Issue Dates and Adjustment of Restricted Shares

(i)	Restricted Shares - Subject to Sections 7(b)(ii), 7(d) and 12(a) hereunder, the Issue Dates for the issuance of Common Shares in respect of the Restricted Shares shall be as follows:

(A)	as to one-third of the Common Shares awarded pursuant to such Restricted Shares, on the Grant Date;

(B)	as to one-third of the Common Shares awarded pursuant to such Restricted Shares, on the first anniversary of the Grant Date; and

(C)	as to the remaining one-third of the Common Shares cash awarded pursuant to such Restricted Shares, on the second anniversary of the Grant Date;

provided, however, that in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 7(b)(i), the Issue Date for all Common Shares issued and for all cash paid pursuant to such Restricted Shares that have not yet been issued and/or paid, as the case may be, as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) ten (10) Business Days prior to the date upon which a Change of Control is to occur. In such event, the Common Shares issued (and any cash paid on such Issue Date) will be held in trust by the Corporation and distributed to the Grantees immediately prior to the Change of Control.

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(ii)	Board Discretion to Accelerate the Issue Date or Require Escrow - Notwithstanding any other provision of this Plan, the Board may, in its sole discretion: (A) accelerate the Issue Date for all or any Restricted Shares for any Grantee at any time and from time to time; and/or (B) in the case of a Change of Business Structure, require the Grantee to deposit into escrow any securities received or to be received upon exchange of Restricted Shares or Common Shares received by the Grantees under the Plan, on such terms and conditions as are prescribed by the Board from time to time.

(c)	Surrender of Restricted Shares – At any time when the Common Shares are listed and posted for trading on the TSX, a Grantee may request (a “Surrender Request”) on any Issue Date pertaining to a Restricted Shares, subject to the consent of the Corporation, that the Corporation pay an amount in cash equal to the aggregate current market value of the Common Shares based on the closing price of the Common Shares on the TSX on the trading day immediately preceding such Issue Date) (the “Settlement Amount”) in consideration for the surrender by the Grantee to the Corporation of the right to receive Common Shares under such Restricted Shares. Following delivery of the Surrender Request and the acceptance thereof by the Corporation, the Corporation shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 10 hereof) and made available for pick up by the Grantee or sent by pre-paid mail or delivered to the Grantee. The Corporation and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Common Shares in which case the number of Common Shares that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchange or from the Corporation, as an issuance of treasury Common Shares, or a combination thereof; provided, however, that the aggregate number of Common Shares that may be so acquired on the Exchange within any 12 month period shall not exceed 5% of the issued and outstanding Common Shares as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 10 hereof.

(d)	Termination of Relationship as Service Provider – Unless otherwise: (i) provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares; (ii) provided in any written employment agreement governing a Grantee’s role as a Service Provider; (iii) determined by the Board, taking into account such factors as are deemed appropriate, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i)	Termination for cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(ii)	Termination not for cause - If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Restricted Share Award Agreement shall be as of the date such Grantee ceases to be a Service Provider, regardless of whether or not notice or reasonable notice was provided to the Grantee.

(iii)

Voluntary Resignation - If a Grantee voluntarily ceases to be a Service Provider or retires for any reason other than such Grantee’s death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee shall be terminated and

9

all rights to receive Common Shares thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Common Shares under a Restricted Share Award Agreement shall not be affected by a change of employment or term of office or appointment within or among the Corporation or a Corporation Affiliate so long as the Grantee continues to be a Service Provider.

(iv)	Death - If a Grantee ceases to be a Service Provider as a result of such Grantee’s death, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Restricted Share Award Agreements shall be as of the date of such Grantee’s death.

8.	Rights as a Shareholder

Until the Common Shares granted pursuant to any Restricted Shares have been issued in accordance with the terms of this Plan, the Grantee to whom such Restricted Shares has been made shall not possess any incidence of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive any dividends declared on such Common Shares and the right to exercise voting rights in respect of such Common Shares. Such Grantee shall only be considered a Shareholder in respect of such Common Shares when such issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.

9.	Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b)	that any rights are granted to Shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(c)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to this Plan, to any Restricted Shares and to any Restricted Share Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

10.	Withholding Taxes

When a Grantee or other person becomes entitled to receive Common Shares and/or cash, or any Settlement Amount in respect of any Restricted Share Award Agreement, the Corporation shall have the right to withhold or require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Grantee of cash payment to the Corporation in an amount less than or equal to the total withholding tax obligation; or

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(b)	the withholding by the Corporation from the Common Shares and/or cash otherwise due to the Grantee, the amount of cash or such number of Common Shares having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c)	the withholding by the Corporation from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

11.	Non-Transferability

Subject to Section 7(d)(iv), the right to receive Common Shares and/or cash pursuant to Restricted Shares granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Shares, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Shares whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Shares shall terminate and be of no further force or effect.

12.	Undisclosed Material Information and Blackout Periods

(a)	If the Issue Date for Common Shares is scheduled to occur during a Blackout Period applicable to the relevant Grantee, then, to the extent that any Common Shares are to be issued in respect of the Restricted Shares, the Issue Date shall be the date that is two Business Days after the expiry date of the Blackout Period. This section applies to all Restricted Shares outstanding under this Plan.

(b)	For the purposes of Section 12(a) hereof, “Blackout Period” means the period during which the relevant Grantee is prohibited from being issued Common Shares due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation’s securities.

13.	Amendment or Discontinuance of the Plan

Following the initial approval/confirmation (the “Ratification”) of the Plan by the unitholders of Advantage Energy Income Fund (the “Trust”), the Plan may only be amended, modified or terminated with the approvals of the Exchange and the Shareholders by ordinary resolution at a meeting of the Shareholders as may be required pursuant to the policies of the Exchange. Notwithstanding any other provision herein contained, in the case of a Change of Control, or a proposed Change of Control, the Plan may not be amended in any manner that diminishes or impairs the rights and entitlements of Service Providers under the Plan (including, but not limited to any Restricted Share Awards or ungranted awards earned or accrued prior to a Change of Control) without the consent of the Service Provider Representatives. Prior to the Ratification and subject to TSX consent, the Board may terminate the Plan or make amendments and modifications to the Plan as it determines appropriate. Notwithstanding the foregoing, Shareholder approval will not be required for amendments of a “housekeeping” nature (i.e., clerical, typographical or administrative matters). Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the Exchange, in order for the Corporation to:

(a)	amend the Plan to increase the percentage of Common Shares reserved for issuance pursuant to Restricted Shares in excess of the 5% limit currently prescribed;

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(b)	amend the amending provision of the Plan;

(c)	make any amendment to the Plan that permits a Grantee to transfer Restricted Shares to a new beneficial Grantee other than in the case of the death of the Grantee;

(d)	amend the Plan to make any change to the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation.

Notwithstanding the foregoing, no proposed amendment, modification or termination will alter or impair any previously granted Restricted Shares.

14.	Transitional Award

In recognition of the operational success achieved by the Corporation and to enhance retention of Service Providers, the Board shall make a transitional award (the “Transitional Award”) of Restricted Shares to Service Providers in an amount not to exceed $7.25 million divided by the Common Share Market Price on the Effective Date. Any such Transitional Award must be granted (the “Transitional Award Grant Date”) prior to the 90th day following the Effective Date and any Restricted Shares awarded pursuant to the Transitional Award shall vest as to 25% on the Transitional Award Grant Date and a further 25% on each of the first, second and third anniversaries of the Transitional Award Grant Date, as applicable.

15.	Regulatory Approvals

The Plan and any amendments thereto, including the number of Common Shares reserved for issuance hereunder, shall be subject to the approval of and conditions imposed by the Exchange and any Restricted Shares granted prior to such approval of the Exchange shall be conditional upon such approval being given. To the extent that any provision of the Plan conflicts with any rules of the Exchange, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.

16.	Compliance with Legal Requirements

The Corporation shall not be obliged to issue any Common Shares if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Common Shares under any Restricted Shares as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares issuable under this Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of Restricted Shares hereunder in accordance with any such requirements.

17.	No Right to Continued Employment or Service Agreement

Nothing in this Plan or in any Restricted Share Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any Corporation Affiliates, to be entitled to any remuneration or benefits not set forth in this Plan or a Restricted Share Award Agreement or to interfere with or limit in any way the right of the Corporation or any Corporation Affiliate to terminate Grantee’s employment or service arrangement with the Corporation or any Corporation Affiliate.

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18.	Ceasing to be a Corporation Affiliate

All Restricted Shares remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Corporation Affiliate.

19.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

20.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

21.	Effective Date

Subject to the approval of the unitholders of the Trust, this Plan shall take effect on the effective date of the Plan of Arrangement (the “Effective Date”) involving, the Trust, the Corporation and the holders of trust units of the Trust.

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SCHEDULE “A”

PEER GROUP FACTOR

Percentile Rank				Multiplier
Less than	33.333%			0.40

Greater than or = to	33.333%	Less than	37.037%	0.52

Greater than or = to	37.037%	Less than	40.741%	0.64

Greater than or = to	40.741%	Less than	44.444%	0.76

Greater than or = to	44.444%	Less than	48.148%	0.88

Greater than or = to	48.148%	Less than	51.852%	1.00

Greater than or = to	51.852%	Less than	55.556%	1.12

Greater than or = to	55.556%	Less than	59.259%	1.24

Greater than or = to	59.259%	Less than	62.963%	1.36

Greater than or = to	62.963%	Less than	66.667%	1.48

Greater than or = to	66.667%			1.60

APPENDIX “I”

AOG SHAREHOLDER RIGHTS PLAN

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF JULY 9, 2009

BETWEEN

ADVANTAGE OIL & GAS LTD.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

SHAREHOLDER RIGHTS PLAN AGREEMENT

ARTICLE 1 INTERPRETATION		1
1.1	Certain Definitions	1
1.2	Currency	11
1.3	Headings	11
1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Shares	11
1.5	Acting Jointly or in Concert	11
1.6	Generally Accepted Accounting Principles	11

ARTICLE 2 THE RIGHTS		12
2.1	Issue of Rights and Legend on Share Certificates	12
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	12
2.3	Adjustments to Exercise Price; Number of Rights	14
2.4	Date on Which Exercise is Effective	17
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	17
2.6	Registration, Transfer and Exchange	18
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	18
2.8	Persons Deemed Owners of Rights	19
2.9	Delivery and Cancellation of Certificates	19
2.10	Agreement of Rights Holders	19
2.11	Rights Certificate Holder Not Deemed a Shareholder	20
2.12	Global Share Certificate and Book Entry System	20

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS		21
3.1	Flip-in Event	21

ARTICLE 4 THE RIGHTS AGENT		22
4.1	General	22
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	22
4.3	Duties of Rights Agent	23
4.4	Change of Rights Agent	24

ARTICLE 5 MISCELLANEOUS		24
5.1	Redemption and Waiver	24
5.2	Expiration	26
5.3	Issuance of New Rights Certificates	26
5.4	Supplements and Amendments	26
5.5	Fractional Rights and Fractional Shares	27
5.6	Rights of Action	27
5.7	Regulatory Approvals	28
5.8	Declaration as to Non-Canadian or Non-U.S. Holders	28
5.9	Notices	28
5.10	Costs of Enforcement	29
5.11	Successors	29
5.12	Benefits of this Agreement	29
5.13	Governing Law	29
5.14	Severability	29
5.15	Coming Into Effect	29
5.16	Reconfirmation	29
5.17	Determinations and Actions by the Directors	30
5.18	Time of the Essence	30
5.19	Execution in Counterparts	30

SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT dated as of July 9, 2009 between Advantage Oil & Gas Ltd., a corporation incorporated under the laws of the Province of Alberta, and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the “Rights Agent”);

RECITALS:

WHEREAS:

A.	Advantage Oil & Gas Ltd. (the “Corporation” or “AOG”) has determined that it is advisable to adopt a shareholder rights plan to ensure, to the extent possible, that all Shareholders (as defined below) are treated fairly in connection with any take-over bid for the Shares and to ensure that the Directors are provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize Shareholder value;

B.	Each Right entitles a Shareholder, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

C.	The Rights Agent is appointed to act on behalf of the Corporation and the holders of the Rights and the Rights Agent is willing to so act in connection with the issuance, transfer and exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

D.	The Unitholders of Advantage Energy Income Fund (the “Fund”) who, pursuant to the Plan of Arrangement, are anticipated to become Shareholders on July 9, 2009 upon the Plan of Arrangement becoming effective, shall ratify and confirm this Agreement at a meeting of Unitholders as set forth herein; and

E.	This Agreement shall remain in place for the period specified herein, subject to the Agreement being ratified and confirmed by the Shareholders as herein provided and thereafter reconfirmed by the Shareholders every three years in the manner set forth herein.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, including the recitals hereto, the following terms have the meanings indicated:

(a)	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Shares provided, however, that the term “Acquiring Person ” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Shares as a result of one or any combination of (A) a Convertible Security Acquisition, (B) an Exempt Acquisition, (C) a Permitted Bid Acquisition, (D) a Pro Rata Acquisition, or (E) a Share Reduction; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person’s Beneficial Ownership of Shares thereafter increases by more than 1.0% of the number of Shares outstanding (other than pursuant to one or any combination of an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Share Reduction), then as of the date such Person becomes the Beneficial Owner of such additional Shares, such Person shall become an “Acquiring Person”;

(iii)	for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Shares as a result of such Person becoming disqualified from relying on Clause 1.1(h)(v) solely because such Person or the Beneficial Owner of such Shares is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement of facts indicating that any Person is making or has announced an intention to make a Take-over Bid;

(iv)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the close of business on the Effective Date; provided further, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Effective Date, become the Beneficial Owner of more than 1.0% of the number of Shares then outstanding in addition to those Shares already held by such Person (other than through any one or any combination of a Convertible Security Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition, or a Share Reduction); or

(v)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Shares in connection with a distribution of securities of the Corporation;

(b)	“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	“Agreement” means this Shareholder Rights Plan Agreement dated as of July 9, 2009, between the Corporation and the Rights Agent, as the same may be further amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)	“annual cash distributions” means cash distributions or dividends paid in any fiscal year of the Corporation to the extent that such cash distributions or dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash distributions or dividends declared payable by the Corporation (including any predecessor thereto) on the Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash distributions or dividends declared payable by the Corporation (including any predecessor thereto) on the Shares in its three immediately preceding fiscal years; and

(iii)	150% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(e)	“AOG” or the “Corporation” means Advantage Oil & Gas Ltd., a corporation incorporated under the laws of the Province of Alberta;

(f)	“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person if that relative has the same residence as that Person;

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(g)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion exercise or exchange or purchase of a right attaching to a Convertible Security, other security, warrant or option (other than the Rights) to purchase a Share; or

(iii)	any securities which are Beneficially Owned within the meaning of Clauses 1.1(h)(i) and (ii) by any other Person with whom such Person, or any of such Person’s Affiliates, is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)	where such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v)	where such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security, provided that:

(A)	the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer appropriately registered under applicable law;

(B)	such Person is (1) the manager or trustee (the “Fund Manager”) of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the securities laws of the United States and such security is held in the ordinary course of business in the performance of the Corporation Manager s duties with respect to the Mutual Fund, or (2) a Mutual Fund;

(C)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Account or for such Other Accounts;

(D)	such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

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(E)	such Person (the “Plan Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”), or is a Plan, registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof, or

(F)	such Person (the “Crown Agent”) is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Corporation Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Plan Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Shares or other securities (x) pursuant to a distribution by the Corporation, (y) by means of a Permitted Bid or (z) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)	where such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (C) a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(vii)	where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Plan Administrator; or

(viii)	where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(h)	“Board” means the board of directors of AOG;

(i)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Calgary are authorized or obligated by law to close;

(j)	“Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.—Canadian Exchange Rate in effect on such date;

(k)	“Canadian—U.S. Exchange Rate” means, on any date, the inverse of the U.S.—Canadian Exchange Rate in effect on such date;

(l)	“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary of the transfer agent for the Shares (or, after the Separation Time, the principal transfer office in Calgary of the Rights) is closed to the public;

(m)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of the Permitted Bid or Competing Permitted Bid;

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(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in Paragraph 1.1(mm)(ii)(A) of the definition of a Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of (A) the 60th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and (B) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid;

(n)	“controlled” a corporation is “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)	securities entitled to vote in the election of directors carrying more than 50 per cent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

“controls” and “under common control with” shall be interpreted accordingly;

(o)	“Convertible Security” shall mean a security convertible, exercisable or exchangeable into a Share and a “Convertible Security Acquisition” shall mean an acquisition by a Person of Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p)	“Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a);

(q)	“Directors” mean the directors of the Board;

(r)	“Disposition Date” has the meaning ascribed thereto in Subsection 5.1(h);

(s)	“Effective Date” means the later of July 9, 2009 and the date of the Plan of Arrangement becomes effective;

(t)	“Election to Exercise” has the meaning ascribed thereto in Clause 2.2(d)(ii);

(u)	“Exempt Acquisition” means a Share acquisition in respect of which the Directors have waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a) or 5.1(h);

(v)	“Exercise Price” means, as of any date, the price at which a holder of Rights may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $100;

(w)	“Expansion Factor” has the meaning ascribed thereto in Clause 2.3(a)(x);

(x)	“Expiration Time” means the close of business on the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is reconfirmed pursuant to Section 5.16, the close of business on the tenth anniversary following the Effective Date;

(y)	“Flip-in Event” means a transaction or other event in or pursuant to which any Person becomes an Acquiring Person;

(z)	“holder” in respect of the Rights has the meaning ascribed thereto in Section 2.8;

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(aa)	“Independent Shareholders” means Shareholders, other than:

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who, by virtue of Clause 1.1(h)(v), is not deemed to Beneficially Own the Shares held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)	any employee benefit plan, unit option plan, deferred profit sharing plan, securities participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary unless the beneficiaries of the plan or trust direct the manner in which the Shares are to be voted or withheld from voting or direct whether the Shares are to be tendered to a Take-over Bid;

(bb)	“Lock-Up Agreement” means an agreement between a Person and one or more Shareholders (each a “Locked-up Person”) the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than (i) the date the Lock-up Bid (as defined below) is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into forthwith and in any event not later than the date following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Shares to a Take-over Bid (the “Lock-up Bid”) to be made or made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner and which provides:

(i)	that any agreement to deposit or tender to, or to not withdraw Shares from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to tender or deposit such Shares to another Take-over Bid or support another transaction:

(A)	where the price or value per Share offered under such other Take-over Bid or transaction is higher than the price or value per Share offered under the Lock-up Agreement; or

(B)	if:

(I)	the price or value per Share offered under the other Take-over Bid or transaction exceeds the price or value per Share offered or proposed to be offered under the Lock-up Bid by an amount that is equal to or greater than the lesser of (x) any amount specified in the agreement and (y) 7%; or

(II)	the number of Shares to be purchased under the other Take-over Bid or transaction exceeds the number of Shares offered to be purchased under the Lock-up Bid by an amount that is equal to or greater than the lesser of (x) any amount specified in the agreement and (y) 7%, at a price or value per Share, as applicable, that is not less than the price or value per Share offered under the Lock-up Bid;

and the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Shares during the period of the other Take-over Bid or transaction; and

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(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Shares to the Lock-up Bid or withdraw Shares previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

(cc)	“Market Price” per security of any securities on any date of determination means the average of the daily closing prices per security of the securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of the securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which the securities are listed or admitted to trading;

(ii)	if for any reason none of such prices are available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of the securities as reported by the principal national United States securities exchange (as determined by volume of trading) on which the securities are listed or admitted to trading;

(iii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of the securities in the over-the-counter market, as quoted by any recognized reporting system then in use; or

(iv)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any reporting system, the average of the closing bid and asked prices as furnished by a recognized professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices is available on such day, the closing price per security of the securities on such date means the fair value per security of the securities on such date as determined by an internationally recognized investment dealer or investment banker; provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof has caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3

7

hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on that date at the Canadian Dollar Equivalent thereof;

(dd)	“1933 Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ee)	“1934 Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ff)	“Nominee” has the meaning ascribed thereto in Subsection 2.2(c);

(gg)	“Offer to Acquire” includes:

(i)	an offer to purchase or a solicitation of an offer to sell Shares; and

(ii)	an acceptance of an offer to sell Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(hh)	“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Competing Permitted Bid, an Exempt Acquisition or a Permitted Bid;

(ii)	“Offeror’s Securities” means Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(jj)	“Permitted Bid” means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all Shareholders, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Shares will be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid; and

(B)	only if at such date more than 50% of the Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Paragraph 1.1(mm)(ii)(A) and that any Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Paragraph 1.1(mm)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Shares for not less than ten Business Days from the date of such public announcement;

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(kk)	“Permitted Bid Acquisition” means an acquisition of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll)	“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other similar entity;

(mm)	“Plan of Arrangement” means the plan of arrangement among the Fund, AOG and the Unitholders pursuant to which the Fund will be converted to a corporation;

(nn)	“Pro Rata Acquisition” means an acquisition of Shares by a Person pursuant to:

(i)	a Share distribution, Share split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Shares on the same pro rata basis as all other Shareholders;

(ii)	the acquisition or the exercise by the Person of only those rights to purchase Shares distributed to that Person in the course of a distribution (other than Rights) to all Shareholders pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Shares than the Person’s percentage of Shares Beneficially Owned immediately prior to such acquisition or exercise; or

(iii)	a distribution of Shares, or Convertible Securities (and the conversion or exchange of such Convertible Securities), made pursuant to a prospectus or by way of a private placement or securities exchange take-over bid, provided that the Person does not thereby acquire a greater percentage of such Shares, or Convertible Securities, so offered than the Person’s percentage of Shares Beneficially Owned immediately prior to such acquisition;

(oo)	“Record Time” means 4:00 p.m. (Calgary Time) on the Effective Date;

(pp)	“Right” means a right to purchase a Share upon the terms and subject to the conditions set forth in this Agreement;

(qq)	“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(rr)	“Rights Register” and “Rights Registrar” have the meanings ascribed thereto in Subsection 2.6(a);

(ss)	“Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c. S.5, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(tt)	“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)	the Share Acquisition Date;

(ii)	the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such later time as may be determined by the Directors, provided that, if any Take-over Bid referred to in this Clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

9

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

(uu)	“Shareholder” means at any time in respect of the Shares or any other securities of the Corporation entitled to vote generally in the election of all Directors, the Person shown at that time on the register of holders of Shares or such other securities maintained by the transfer agent for the Corporation on behalf of the Corporation;

(vv)	“Shares” means the common shares of the Corporation and any other securities of the Corporation entitled to vote generally in the election of all Directors;

(ww)	“Share Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario) or Section 13(d) of the 1934 Exchange Act) by the Corporation or an Acquiring Person that an Acquiring Person has become such;

(xx)	“Share Reduction” means an acquisition or redemption by the Corporation of Shares which, by reducing the number of Shares outstanding, increases the proportionate number of Shares Beneficially Owned by any Person to 20% or more of the Shares then outstanding;

(yy)	“Subsidiary”: a Person is a Subsidiary of another Person if it is controlled by:

(i)	the Corporation or that other Person; or

(ii)	that other Person and one or more Person, each of which is controlled by that other Person; or

(iii)	two or more Persons each of which is controlled by that other Person; or

(iv)	it is a Subsidiary of a Person that is that other Person s Subsidiary;

(zz)	“Take-over Bid” means an Offer to Acquire Shares, or Convertible Securities if, assuming that the Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Shares (including Shares that may be acquired upon conversion exercise or exchange of Convertible Securities) together with the Offeror’s Shares, constitute in the aggregate 20% or more of the outstanding Shares at the date of the Offer to Acquire;

(aaa)	“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(bbb)	“Unitholders” means at any time the holders of Units as shown on the register of holders of Units maintained by the transfer agent for the Fund on behalf of the Fund;

(ccc)	“Units” means the trust units of the Fund;

(ddd)	“U.S. Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Directors from time to time acting in good faith; and

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(eee)	“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of the amount determined by multiplying the amount by the Canadian-U.S. Exchange Rate in effect on such date.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Shares

For purposes of this Agreement, the percentage of Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A =	the number of votes on matters subject to approval by holders generally attaching to the Shares Beneficially Owned by such Person; and

B =	the number of votes for the election of all Directors generally attaching to all outstanding Shares.

Where any Person is deemed to Beneficially Own unissued Shares, such Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Shares Beneficially Owned by such Person.

1.5 Acting Jointly or in Concert

For the purposes hereof, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, written or unwritten, with the first Person or any Affiliate thereof, acquires or offers to acquire Shares or Convertible Securities (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

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ARTICLE 2

THE RIGHTS

2.1 Issue of Rights and Legend on Share Certificates

(a)	One Right shall be issued on the Effective Date in respect of each Share issued or deemed issued at the Record Time and one Right shall be issued in respect of each Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b)	Certificates representing Shares which are issued at and after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (defined in the Agreement below), this certificate also evidences the holder’s rights described in a Shareholder Rights Plan Agreement dated as of July 9, 2009 (the “Agreement”) between Advantage Oil & Gas Ltd. and Computershare Trust Company of Canada, the terms of which are incorporated herein and a copy of which is available on demand without charge. Under certain circumstances set out in the Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Share for the Exercise Price (and the Exercise Price and number of Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each Shareholder of record as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)	a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may, from time to time, be listed or traded, or to conform to usage; and

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(y)	a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from the transfer agent certificates representing the number of such Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Shares in accordance with Subsection 5.5(b);

(iii)	after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)	take all such commercially reasonable action as may be necessary and within its power to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

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(ii)	take all such commercially reasonable action as may be necessary and within its power to comply with the requirements of the Securities Act (Ontario), the securities laws or comparable legislation of each of the provinces of Canada, the 1933 Securities Act and the 1934 Exchange Act and the rules and regulations thereunder and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares upon exercise of Rights;

(iii)	use commercially reasonable efforts to cause all Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Shares were traded immediately prior to the Share Acquisition Date;

(iv)	pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any Rights or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)	after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the Effective Date and prior to the Expiration Time:

(i)	declare or pay a distribution on Shares payable in Shares (or Convertible Securities) other than pursuant to any optional securities distribution program;

(ii)	subdivide or change the then outstanding Shares into a greater number of Shares;

(iii)	consolidate or change the then outstanding Shares into a smaller number of Shares; or

(iv)	issue any Shares or other capital unit of the Corporation (or other Convertible Securities) in respect of, in lieu of or in exchange for existing Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Shares (or other securities) (the “Expansion Factor”) that a Shareholder of one Share immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

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(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Share (or other securities) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any securities other than Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a) hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Subsection 3.1(a) hereof. Adjustments pursuant to Subsection 2.3(a) shall be made successively, whenever an event referred to in Subsection 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Share.

(b)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all Shareholders entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Shares (or Convertible Securities) at a price per Share (or, if a Convertible Security, having a conversion, exchange or exercise price, including the price required to be paid to purchase such Convertible Security per Share) less than the Market Price per Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Shares outstanding on such record date, plus the number of Shares that the aggregate offering price of the total number of Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered, including the price required to be paid to purchase such Convertible Securities) would purchase at such Market Price per Share; and

(ii)	the denominator of which shall be the number of Shares outstanding on such record date, plus the number of additional Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a

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record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Shares (or Convertible Securities) actually issued upon the conversion exercise or exchange of such Convertible Securities or upon exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Shares (whether from treasury or otherwise) pursuant to any employee benefit, Share option, Share purchase or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Shares is either (i) at a price per Share of not less than 95% of the current market price per Share (determined as provided in such plans) of the Shares; or (ii) limited to trustees, directors, officers, employees or consultants of or to the Corporation or its Subsidiaries and is part of the Corporation’s regular compensation practices.

(c)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all Shareholders (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash distribution or a distribution referred to in Section 2.3(a)(i), but including any distribution payable in other securities of the Corporation other than Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the Market Price per Share on such record date, less the fair market value (as determined in good faith by the Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per Share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a security. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Time.

(e)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue securities (other than Shares), or rights, options or warrants to subscribe for or purchase any such securities, or Convertible Securities for any such securities, in a transaction referred to in Clause 2.3(a)(i) or (a)(iv), if the Directors acting in good faith determine that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) such adjustments, rather than the adjustment contemplated by Subsections 2.3(a), (b) and

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(c) shall be made. The Corporation and the Rights Agent, with prior approval of holders given in accordance with the provisions of Section 5.4 shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f)	Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	Irrespective of any adjustment or change in the Exercise Price or the number of Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Share and the number of Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Shares or other securities upon the occurrence of the event requiring such adjustment.

(i)	Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board determine to be advisable, in order that any:

(i)	consolidation or subdivision of Shares;

(ii)	issuance (wholly or in part for cash) of Shares or Convertible Securities;

(iii)	Share distributions;

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to its Shareholders, shall not be taxable to such Shareholders.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the Shareholder of record of the Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder of Rights hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Share transfer books of the Corporation are closed, such Person shall be deemed to have become the Shareholder of record of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by any two of the Directors, the Chief Executive Officer of the Administrator, and Chief Financial Officer of the Administrator. The

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signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)	Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a)	After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided, and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder of such Rights or the designated transferee or transferees, as required pursuant to such holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer satisfactory in form to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

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(ii)	such surety bond as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the destroyed, lost or stolen Rights Certificate.

(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, and its ordinary business practices, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

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(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Share certificate made by anyone other than the Corporation or the Right Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional Shares or other securities upon exercise of a Right (except as provided herein);

(f)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Shares and upon the sole authority of the Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

(g)	notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever a Shareholder or a holder of any Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a Shareholder or any other securities of the Corporation or any right to vote at any meeting of Shareholders whether for the election of trustees or Directors or otherwise or upon any matter submitted to Shareholders or any other securities of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any Shareholder or any other securities of the Corporation except as expressly provided herein, or to receive distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

2.12 Global Share Certificate and Book Entry System

(a)	Notwithstanding any of the provisions of this Agreement, until the Directors otherwise determine in writing and provide notice thereof to the Rights Agent, the Rights to be issued hereunder to Shareholders will be made through the book entry system representing the number of Rights so issued. Share or associated Rights represented by the book entry system will not entitle the Shareholder to a certificate or other instrument from the Corporation, transfer agent or Rights Agent to evidence the ownership thereof. New Shares issued as a result of the exercise of any Right will also be represented through the book entry system in all circumstances.

(b)	For as long as Rights are held through The Canadian Depository for Securities Limited ( CDS ), any notice or other communication that is required to be given to holders of Rights, the Corporation and the Rights Agent will give all such notices and communications through CDS. The Rights of a holder whose Rights are held through CDS shall be exercised only through CDS.

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ARTICLE 3

ADJUSTMENTS TO THE RIGHTS

3.1 Flip-in Event

(a)	Subject to Subsection 3.1(b) and Section 5.1, if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Share Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Directors have determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)	From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Securities Act (Ontario) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

(d)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

(e)	The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

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provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder of Rights fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 4

THE RIGHTS AGENT

4.1 General

(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and the Co-Rights Agents shall be as the Corporation may determine, with the approval of the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold such persons harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)	Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, the successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if, at that time, any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	If, at any time, the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if, at that time, any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

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4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent, at the expense of the Corporation, may consult with and retain legal counsel (who may be legal counsel for the Corporation) and such other experts as it reasonably considers necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)	whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) is deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a Trustee, the President and Chief Executive Officer of the Administrator, a Vice-President of the Administrator, the Chief Financial Officer of the Administrator, the Corporate Secretary of the Corporation or the Administrator and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)	the Rights Agent will not have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor is it deemed by any act hereunder to make any representation or warranty as to the authorization of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be a Trustee, the Chief Executive Officer or the Chief Financial Officer of the Administrator and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

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(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement and nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after removal or after it has been notified in writing of the resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation, the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply to a court of competent jurisdiction for the appointment of a new Rights Agent, at the Corporation’s expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

5.1 Redemption and Waiver

(a)	The Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of record of Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Directors waive the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of record of Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

(b)

Subject to the prior consent of the holders of the Shares or the Rights as set forth in Subsection 5.4(b) or 5.4(c), the Directors acting in good faith may, at their option, at any time prior to the provisions of Section

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3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(c)	Where, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(a), a Person acquires outstanding Shares, other than Shares Beneficially Owned by such Person at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition under Subsection 5.1(a), then the Directors shall immediately upon the consummation of such acquisition without further formality and without any approval under Subsection 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(d)	Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)	If the Directors are deemed under Subsection 5.1(c) to have elected, or elect under either of Subsection 5.1(b) or 5.1(d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)	Within 10 days after the Directors are deemed under Subsection 5.1(c) to have elected, or elect under Subsection 5.1(b) or 5.1(d), to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Shares. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the holder receives the notice. Each notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)	Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each Shareholder as of the Separation Time had not been mailed to each such Shareholder, and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to the outstanding Shares, subject to and in accordance with the provisions of this Agreement.

(h)	The Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Directors have determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Directors or such earlier or later date as the Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Shares so that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

(i)	The Directors may, prior to the close of business on the tenth Trading Day following a Share Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Directors, to do so within 10 days of the date on which such contractual arrangement is entered into or such other date as the Directors may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(i) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement such Flip-in Event shall be deemed not to have occurred.

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(j)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Directors under this Section 5.1.

5.2 Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsections 4.1(a) and (b) of this Agreement.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a)	Without the approval of any holders of Shares or Rights, AOG may make amendments or supplements to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. In addition, without approval of any holders of Shares or Rights, AOG may, prior to the date of the initial meeting of Shareholders to confirm this Agreement as contemplated by Section 5.16 hereof, amend, vary, delete, rescind or supplement any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of holders of Rights generally) without the approval of any holders of Rights or Shares in order to make any changes which the Board acting in good faith, may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

(b)	After this Agreement has been initially confirmed by Shareholders as contemplated by Section 5.16 hereof, subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Trust Shares obtained as set forth below, at any time before the Separation Time, amend, vary, delete, rescind or supplement any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at and entitled to be voted at a meeting of the Shareholders duly called and held in compliance with applicable laws.

(c)	After this Agreement has been initially confirmed by Shareholders as contemplated by Section 5.16 hereof, the Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time amend, vary, delete, rescind or supplement any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.

(d)	Any approval or consent of the holders of Rights shall be deemed to have been given if the action requiring such approval or consent is authorized by the affirmative votes of the holders of Rights present or represented and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the trust indenture governing the Corporation with respect to meetings of Shareholders, modified appropriately.

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(e)	Any amendments or supplements made by the Corporation to this Agreement pursuant to subsection 5.4(a), after this Agreement has been initially confirmed by Shareholders as contemplated by Section 5.16, hereof which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder, shall:

(i)	if made before the Separation Time, be submitted to the Shareholders at the next meeting of Shareholders and the Shareholders may, by the majority referred to in subsection 5.4(b) confirm or reject such amendment; and

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of Shareholders and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the Shareholders or the holders of Rights or is not submitted to the Shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend this Agreement to substantially the same effect shall be effective until confirmed by the Shareholders or holders of Rights as the case may be.

(f)	The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or rescission to this Agreement and/or the Rights as referred to in this Section 5.4 within five days of effecting such amendment, variation or rescission.

5.5 Fractional Rights and Fractional Shares

(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)	The Corporation shall not be required to issue fractions of Shares upon exercise of Rights or to distribute certificates which evidence fractional Shares. In lieu of issuing fractional Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one whole Share that the fraction of a Share that would otherwise be issuable upon the exercise of such Right is of one whole Share at the date of such exercise.

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically

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acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Toronto Stock Exchange shall be obtained, in relation to the issuance of Shares upon the exercise of Rights under Subsection 2.2(d).

5.8 Declaration as to Non-Canadian or Non-U.S. Holders

If in the opinion of the Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Directors acting in good faith shall take such actions as they may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9 Notices

(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Advantage Oil & Gas Ltd.

700, 400 – 3rd Avenue SW

Millennium Tower

Calgary, Alberta T2P 4H2

Attention:	Chief Financial Officer
Fax No.	(403) 718-8300

(b)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Trust Company of Canada

600, 530—8th Avenue S.W.

Calgary, Alberta T2P 3S8

Attention:	Manager, Corporate Trust
Fax No.:	(403) 267-6598

(c)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

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(d)	Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14 Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Coming Into Effect

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date.

5.16 Reconfirmation

This Agreement must be confirmed by the Unitholders or Shareholders (as the case may be), at the meeting of Unitholders or Shareholders (as the case my be), within six months of the approval of this Agreement by the Board and thereafter by a resolution passed by Shareholders at every third annual meeting of the Corporation. If

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the Agreement is not so confirmed or reconfirmed or is not presented for confirmation or reconfirmation, as the case may be, at such meetings of Shareholders, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of such applicable meeting of holders; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) or 5.1(h) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17 Determinations and Actions by the Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Directors, in good faith, for the purposes hereof shall not subject the Directors or any trustee or director of any Subsidiary of the Corporation to any liability to the holders of the Rights.

5.18 Time of the Essence

Time shall be of the essence in this Agreement.

5.19 Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ADVANTAGE OIL & GAS LTD.

Per:
Name:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:
Authorized Signatory

Per:
Name:
Authorized Signatory

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ATTACHMENT 1

ADVANTAGE OIL & GAS LTD.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that                     , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Rights Plan Agreement, dated as of January 20, 2009, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Advantage Oil & Gas Ltd., an open-ended trust created under the laws of the Province of Alberta (the “Fund”) and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid Share of the Corporation (a “Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Toronto and Calgary. The Exercise Price shall initially be $100.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights

Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a Shareholder of the Corporation or any right to vote for the election of trustees or directors or upon any matter submitted to Shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting Shareholders (except as provided in the Shareholder Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the attorney of the Corporation.

Date:

ADVANTAGE OIL & GAS LTD.

Per:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signatory

Per:
Authorized Signatory

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED                                          hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint , as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.) TO:

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this rights certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

APPENDIX “J”

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)	fixing the time within which the corporation must pay that amount to a shareholder.

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(14)	On:

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

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THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR REGISTERED UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	ADVANTAGE ENERGY INCOME FUND

TO:	ADVANTAGE OIL & GAS LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (“Computershare” or the “Depositary”)

This Letter of Transmittal is for use by registered holders (“Unitholders”) of trust units (“Units”) of Advantage Energy Income Fund (the “Trust”) in connection with the proposed arrangement (“Arrangement”) involving the Trust, Advantage Oil & Gas Ltd. (“AOG”) and Unitholders pursuant to an Arrangement Agreement dated effective June 3, 2009, the full text of which is set out in the Information Circular and Proxy Statement (the “Information Circular”) of the Trust dated June 5, 2009.

Pursuant to the Arrangement, Unitholders will receive, through a series of transactions, exchanges and distributions, for each Unit held, one common share (“Common Share”) of AOG.

Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular.

Unitholders will not receive Common Shares or any distributions or dividends which may be declared thereon after the Effective Date until they submit the certificates for their Units to the Depositary along with a validly completed and duly executed Letter of Transmittal. Each certificate formerly representing Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Common Shares or any distributions or dividends which may have been declared thereon.

The use of the mail to transmit certificates representing Units and the Letter of Transmittal is at each holder’s risk. Advantage recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

A Unitholder whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Units.

PART I – DELIVERY AND EXCHANGE OF UNITS

The undersigned delivers to you the enclosed certificate(s) representing Units to be exchanged for certificate(s) representing Common Shares pursuant to and in accordance with the Arrangement described in the Information Circular.

Certificate Number(s)	Names in which Units are Registered	Number of Units Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐	Some or all of my Units certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

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AUTHORIZATION

The undersigned:

1.	represents and warrants that the undersigned is the legal owner of the above listed Units and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to deliver such certificates;

2.	represents and warrants that all information provided by the undersigned is true, accurate and complete; 3. represents and warrants that it is resident in the jurisdiction set out as “Address of Unitholder” on page 4; 4. acknowledges receipt of the Information Circular;

5.	directs the Depositary to issue or cause to be issued the certificates representing the Common Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the certificates representing the Common Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under Special Issuance Instructions or Special Delivery Instructions on the following page;

6.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Units for certificates representing Common Shares;

7.	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

8.	by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Units deposited pursuant to the Arrangement will be determined by AOG in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Trust, AOG, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

Unless otherwise indicated in Box A or Box B on the next page (in which case issuance or delivery should be made in accordance with those instructions), the certificates for the Common Shares should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on the Trust’s register of Units). If the Arrangement is not completed and the Arrangement Agreement is terminated or the Trust or AOG terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

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BOX A	BOX B
(See Instruction 2)	(See Instruction 2)

ISSUE CERTIFICATE IN THE NAME OF:	SEND CERTIFICATE TO: (Unless Box C is checked)

(Please Print Name)	(Please Print Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal Code)	(Country and Postal Code)

(Telephone – Business Hours)

(Social Insurance or Social Security Number)

BOX C

HOLD FOR PICK-UP

☐	Check here if the certificates for the Common Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instructions 3 and 4):	Dated: , 20

Authorized Signature of Guarantor	Signature of Unitholder or Authorized Representative (see Instructions 3 and 5)

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)	Address of Unitholder

Daytime Telephone Number of Unitholder

Facsimile Number of Unitholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Unitholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal (or a manually executed copy hereof) validly completed and duly executed as required by the instructions set forth below, together with the certificates representing the Units and all other documents required by the terms of the Arrangement must be received by the Depositary at one of the addresses specified on the back page of this document.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that such certificates and documents be delivered by hand and a receipt obtained or registered mail to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used with return receipt requested and that proper insurance be obtained. Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Units.

2.	Special Issuance and Delivery Instructions

Boxes “A” and “B”, as applicable, should be completed if the certificates for the Common Shares to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature. See also Instruction 4 “Guarantee of Signatures” below.

3.	Signatures

This Letter of Transmittal must be validly completed and duly executed by the holder of Units, or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below).

(a)	If this Letter of Transmittal is executed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Units or if certificates representing the Common Shares are to be issued to a person other than such registered holder(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below.

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4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Units or if certificates representing Common Shares are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders maintained by the transfer agent of the Trust, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Units, additional certificate numbers and the number of Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)	The holder of the Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at either of its offices at the addresses listed on the back page of this document.

7.	Lost Certificates

If a certificate representing Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

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8.	Computershare Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and its corporate clients, Computershare receives non-public personal information about you – from transactions it performs for you, forms you send to Computershare, other communications Computershare has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. Computershare uses this to administer your account, to better serve you and its clients’ needs and for other lawful purposes relating to its services. Computershare has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at Computershare’s website, computershare.com, or by writing Computershare at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

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OFFICES OF THE DEPOSITARY

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free Telephone (within Canada and the U.S.): 1-800-564-6253

E-mail: corporateactions@computershare.com

By Mail:

Toronto

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide St. E.

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Calgary	Toronto

Computershare Investor Services Inc.
Computershare Investor Services Inc.	100 University Ave.
600, 530-8th Avenue S.W.	9th Floor, North Tower
Calgary, Alberta T2P 3S8	Toronto, Ontario M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

Any questions and requests for assistance may be directed by holders of Units to the Depositary at the telephone number and locations set out above.